Form 20-F
period 2025-12-31
Rubico Inc.
filed 2026-03-23
CIK 1943421

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable
For the transition period from _____ to _____
Commission file number: 001-42684

Rubico Inc.
(Exact name of Registrant as specified in its charter)
(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

20 Iouliou Kaisara Str
19002 Paiania, Athens, Greece
(Address of principal executive offices)

Nikolaos Papastratis
Tel. +30 210 812 8107
Email: npapastratis@rubicoinc.com
20 Iouliou Kaisara Str
19002 Paiania, Athens, Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of class	Trading Symbol(s)	Name of exchange on which registered
Shares of common stock, par value $0.01 per share, including the Preferred Stock Purchase Rights	RUBI	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2025, 385,501 shares of common stock, par value $0.01 per share, and 100,000 Series D Preferred Shares, par value $0.01 per share, were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes	☒ No

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F (the “Annual Report”) and any other written or oral statements made by us or on our behalf may include forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, which reflect our current views with respect to future events and financial performance. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. When used in this Annual Report, statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “continue,” “possible,” “likely,” “may,” “should,” and similar words, phrases or expressions identify forward-looking statements, and the negatives of those words, phrases, or expressions, or statements that events, conditions, or results “can,” “will,” “may,” “must,” “would,” “could,” or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, costs, regulations, events, or trends identify forward-looking statements. The absence of these words does not mean that a statement is not forward-looking. Without limiting the generality of the foregoing, all statements in this Annual Report concerning or relating to estimated and projected earnings, margins, costs, expenses, expenditures, cash flows, growth rates, future financial results and liquidity are forward-looking statements. In addition, we, through our senior management, from time to time may make forward-looking public statements concerning our expected future operations and performance and other developments.

The forward-looking statements in this Annual Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies that are described more fully in “Item 3. Key Information—D. Risk Factors”, are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:

•
our ability to maintain or develop new and existing customer relationships with major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels and those we may acquire in the future;

•	our future operating and financial results;
•	our future vessel acquisitions, our business strategy and expected and unexpected capital spending or operating expenses, including any dry-docking, crewing, bunker costs and insurance costs;
•
our financial condition and liquidity, including our ability to pay amounts that we owe and to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	oil tanker industry trends, including fluctuations in charter rates and vessel values and factors affecting vessel supply and demand;
•	our dependence on our fleet manager to operate our business;
•	the aging of our vessels, and those we may acquire in the future, and resultant increases in operation and dry-docking costs;
•	the ability of our vessels, and any vessels we may acquire in the future, to pass classification inspections and vetting inspections by oil majors;
•	significant changes in vessel performance, including increased vessel breakdowns;
•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;
•
our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, and any vessels we may acquire in the future, in each case, at commercially acceptable rates or at all;

•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;
•	our ability to maintain the listing of our common shares on The Nasdaq Stock Market LLC, or (“Nasdaq”), or another trading market;
•	our ability to comply with additional costs and risks related to our environmental, social and governance policies;
•
potential liability from litigation and potential costs due to our vessel operations, and the operation of any vessels we may acquire in the future, including due to any purported discharge of pollutants, environmental damage and vessel collisions;

•	potential liability from litigation and our vessel operations, including purported discharge of pollutants;
•	changes in general economic and business conditions;
•
general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, including “trade wars,” piracy, acts by terrorists or other hostilities or conflicts, including the war in Ukraine, the war between Israel and Hamas, tensions between the United States and Iran and between Israel and Iran, the Houthi crisis in and around the Red Sea, current instability in Venezuela and Iran and potential tensions between the U.S. and Greenland, Denmark or Venezuela;

•	changes in production of or demand for oil, either globally or in particular regions;
•	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values;
•
the length and severity of public health threats, epidemics and pandemics and other disease outbreaks and their impact on the demand for commercial seaborne transportation and the condition of the financial markets and governmental responses thereto; and

•	other important factors discussed in “Item 3. Key Information—D. Risk Factors” or described from time to time in the reports filed by us with the U.S. Securities and Exchange Commission (the “SEC”).

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. All forward-looking statements in this Annual Report are qualified in their entirety by the cautionary statements contained in this Annual Report.

Any forward-looking statements contained herein are made only as of the date of this Annual Report, and except to the extent required by applicable law or regulation we undertake no obligation to publicly update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART I

Unless the context otherwise requires, as used in this Annual Report, the terms “Company,” “we,” “us,” and “our” refer to Rubico Inc. and any or all of its subsidiaries, and Rubico refers only to Rubico Inc. and not to its subsidiaries. References in this Annual Report to the “Former Parent” refer to Top Ships Inc. References to our “Fleet Manager” or “CSI” are to Central Shipping Inc, a related party of our Former Parent and us, which performs the day-to-day management of our fleet. We were incorporated by the Former Parent under the laws of the Republic of the Marshall Islands on August 11, 2022 to serve as the holding company for two of its vessel-owning subsidiaries, Athenean Empire Inc. and Roman Empire Inc. that were contributed to us by the Former Parent in connection with the distribution of our issued and outstanding Common Shares (including the related preferred stock purchase rights), to the Former Parent’s shareholders and warrant holders (the “Spin-Off”). We commenced operations upon consummation of the Spin-Off on August 1, 2025. “Athenean” or “Athenean Rubico Predecessor” refer to Athenean Empire Inc., “Roman Rubico Predecessor” or “Roman” refer to Roman Empire Inc. and “Rubico Predecessor” refers to both Athenean and Roman, in each case prior to their contribution by the Former Parent to us. For the period from January 1, 2023 up to August 1, 2025, the accompanying financial statements reflect the financial position and results of the carve-out operations of the Rubico Predecessor. For the period from August 1, 2025 up to December 31, 2025 the accompanying financial statements reflect the financial position and results of Rubico Inc. and of its consolidated subsidiaries.

References in this Annual Report to our Common Shares and per share amounts, including the number of common shares issuable upon exercise of warrants and the exercise price per common share, are adjusted to reflect the consolidation of our common shares through the one-for-thirty reverse stock split of our issued and outstanding common shares that became effective on December 2, 2025 and the consolidation of our common shares through the one-for- seven-and-eight-tenths reverse stock split of our issued and outstanding common shares that became effective on February 12, 2026.

We use the term “fleet” in describing our tanker vessels to the exclusion of any yachts that may be owned by us or purchased by us in the future.

We use the term deadweight tons, or “dwt,” in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” “U.S. $” and “$” in this Annual Report are to the lawful currency of the United States of America.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Some of the following risks relate principally to the industry in which we operate, and others relate to our business in general or our common stock. The occurrence of any of these risks could materially and adversely affect our business, financial condition, or operating results and the trading price of our shares of our common stock, par value $0.01 per share (our “Common Shares”).

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the headings “Risks Relating to Our Industry,” “Risks Relating to Our Company”, “Risks Relating to our Relationship with our Fleet Manager and its Affiliates” and “Risks Relating to Our Common Shares” should be carefully considered, together with other information in this Annual Report, before making an investment decision regarding our common stock.

Risks Relating to Our Industry

•	The international tanker industry has historically been both cyclical and volatile.
•	The current state of the world financial market and current economic conditions could have a material adverse impact on our results of operations, financial condition and cash flows.
•	Our financial results may be adversely affected by the outbreak of epidemic and pandemic diseases, and the related governmental responses thereto.
•	Volatility of SOFR could affect our profitability, earnings and cash flows.
•	We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.
•
We are subject to international safety regulations and requirements imposed by classification societies and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

•	Climate change and greenhouse gas (“GHG”) restrictions may adversely impact our operations and markets.
•	Increasing growth of electric vehicles could lead to a decrease in trading and the movement of crude oil worldwide.
•
Our vessels, or vessels we may acquire, may suffer damage due to the inherent operational risks of the tanker industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition.

•
The market value of our vessels, and those we may acquire in the future, may fluctuate significantly, which could cause us to incur losses if we decide to sell them following a decline in their market values or we may be required to write down their carrying value, which will adversely affect our earnings.

•	An over-supply of tanker capacity may lead to reductions in charter hire rates and profitability.
•
If our vessels, or vessels we may acquire, call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government or other governmental authorities, it could lead to monetary fines or adversely affect our business, reputation and the market for our Common Shares.

•	Recent actions by the U.S. and China imposing new port fees could have a material adverse effect on our operations and financial results.
•	Political instability, terrorist or other attacks, war, international hostilities and public health threats can affect the tanker industry, which may adversely affect our business.
•	Acts of piracy on ocean-going vessels could adversely affect our business.
•	Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
•
We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

Risks Relating to Our Company

•
Our financing arrangements contain restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations.

•	Servicing current and future debt will limit funds available for other purposes and could impair our ability to react to changes in our business.
•	Our Former Parent and certain of our Former Parent’s executive officers have been subject to litigation in the past and we may be subject to similar or other litigation in the future.
•
Our current operating fleet consists of two Suezmax tanker vessels. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

•
We expect to be dependent on a limited number of customers for a large part of our revenues, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

•	If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.
•
Our flexible acquisition strategy entails certain risks and uncertainties associated with our opportunistic entry into ownership of a new class of vessels, and we cannot assure you that we will complete any such acquisition or manage such risks successfully.

•	New lines of business may subject us to additional risks.
•
The anticipated delivery of a megayacht entails certain risks and uncertainties associated with our entry into ownership of a new class of vessels, and we cannot assure you that we will complete the delivery of the vessel or manage such risks successfully.

•	A limited number of financial institutions hold our cash and their failure may adversely affect our business, results of operations and financial condition.
•
Delays or defaults by the shipyards in the construction of the Newbuilding MR Tanker or Newbuilding Yacht and any future newbuildings could increase our expenses and diminish our net income and cash flows.

•
Our ability to obtain additional debt financing may be dependent on our ability to charter our vessels, or vessels we may acquire, the performance of our charters and the creditworthiness of our charterers.

•
The industry for the operation of tanker vessels and the transportation of oil is highly competitive and we may not be able to compete for charters with new entrants or established companies with greater resources.

•
We may be unable to attract and retain key management personnel and other employees in the international tanker shipping industry, which may negatively impact the effectiveness of our management and our results of operations.

•	If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.
•	A drop in spot charter rates may provide an incentive for some charterers to default on their charters, which could affect our cash flow and financial condition.
•	An increase in operating costs could decrease earnings and available cash.
•	Rising fuel prices may adversely affect our profits.
•	Inflation could adversely affect our operating results and financial condition.
•	The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.
•
Unless we set aside reserves or are able to borrow funds for vessel replacement, our revenue will decline at the end of a vessel’s useful life, which would adversely affect our business, results of operations and financial condition.

•	Purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.
•	We may not have adequate insurance to compensate us if we lose any vessels that we acquire.
•	We may be subject to increased premium payments, or calls, as we obtain some of our insurance through protection and indemnity associations.
•
Increasing regulation as well as scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

•	A shift in consumer demand from crude oil towards other energy sources or changes to trade patterns for crude oil and refined petroleum products may have a material adverse effect on our business.
•	Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels, or vessels we may acquire.
•	Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), could result in fines, criminal penalties, and an adverse effect on our business.
•	The smuggling of drugs or other contraband onto our vessels, or vessels we may acquire may lead to governmental claims against us.
•	Maritime claimants could arrest our vessels, or vessels we may acquire, which could interrupt our cash flow.
•	Governments could requisition our vessels, or vessels we acquire, during a period of war or emergency, resulting in loss of earnings.
•	U.S. federal tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.
•	We may be subject to U.S. federal income tax on our U.S. source income, which would reduce our earnings.
•	Changing laws and evolving reporting requirements could have an adverse effect on our business.
•	We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as a publicly traded company, and we may experience increased costs after the Spin-Off.
•
We have limited operating history as a publicly traded company, and our historical financial information is not necessarily representative of the results we would have achieved as a publicly traded company and may not be a reliable indicator of our future results.

•	We may not be able to access the credit and capital markets at the times and in the amounts needed on acceptable terms.

Risks Relating to our Relationship with our Fleet Manager and its Affiliates

•	We are dependent on our Fleet Manager, a related party, to perform the day-to-day management of our fleet.
•	Our Fleet Manager is a privately held company and there may be limited or no publicly available information about it.
•	Our Fleet Manager may have conflicts of interest between us and its other clients.

Risks Relating to Our Common Shares

•	There is no guarantee of a continuing public market to resell our Common Shares.
•
We have in the past and may in the future rely in part on equity issuances, which will not require shareholder approval, to fund our growth, and such equity issuances could dilute your ownership interests and may depress the market price of our Common Shares.

•	The market price of our Common Shares has been and may in the future be subject to significant fluctuations.
•
We have experienced and may in the future experience rapid and substantial share price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares.

•	A possible “short squeeze” due to a sudden increase in demand of our Common Shares that largely exceeds supply may lead to further price volatility in our Common Shares.
•
As a newly incorporated company, we may not have the surplus or net profits required by law to pay dividends. The declaration and payment of dividends will always be subject to the discretion of our board of directors (the “Board of Directors”) and will depend on a number of factors. Our Board of Directors may not declare dividends in the future.

•
Since our formation on August 1st, 2025, our controlling shareholder, through the ownership of 100% of our Series D Preferred Shares, may control the outcome of matters on which our shareholders are entitled to vote.

•	We are a “foreign private issuer,” which could make our Common Shares less attractive to some investors or otherwise harm our stock price.
•	We are a “controlled company” under Nasdaq corporate governance rules and we therefore are exempt from certain corporate governance requirements that could adversely affect our public shareholders.
•
Issuance of preferred shares, such as our Series D Preferred Shares, our Series E Preferred Shares, our Series G Preferred Shares and our Series A Participating Preferred Stock, may adversely affect the voting power of our common shareholders have a dilutive effect on them and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our Common Shares.

•	We cannot predict the impact our multi-class capital structure may have on the market price or liquidity of our Common Shares.
•
Anti-takeover provisions in our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws could make it difficult for our shareholders to replace or remove our current Board of Directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our Common Shares.

•	We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.
•
We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

•	As a Marshall Islands corporation with principal executive offices in Greece and subsidiaries in the Marshall Islands, our operations may be subject to economic substance requirements.
•	It may not be possible for investors to serve process on or enforce U.S. judgments against us.
•
Our Amended and Restated Articles of Incorporation include forum selection provisions for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

•	We may not achieve the intended benefits of having forum selection provisions if they are found to be unenforceable.
•	We may fail to meet the continued listing requirements of Nasdaq, which could cause our Common Shares to be delisted.

Risks Relating to Our Industry

The international tanker industry has historically been both cyclical and volatile.

The international tanker industry in which we operate is cyclical, with attendant volatility in charter hire rates, vessel values and industry profitability. For tanker vessels, the degree of charter rate volatility has varied widely. The Baltic Dirty Tanker Index (the “BDTI”), a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile. In 2025, the BDTI reached a high of 1,468 and a low of 799. Although the BDTI was 2,586 as of March 13, 2026, there can be no assurance that the tanker charter market will continue to increase, and the market could again decline. Recent heightened volatility in charter prices has resulted primarily from the war between Russia and Ukraine and sanctions on Russian exports of crude oil and petroleum products, and the current instability in Venezuela and Iran, and there is great uncertainty about the future impact of those events. Additionally, the war between Israel and Hamas, conflicts between Israel and Iran and between the United States and Iran have resulted in increased tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea and Gulf of Aden. Political, economic, and social instability in Venezuela and the resultant sanctions or other measures imposed in response, including the on-going U.S. campaign of seizing Venezuela-linked oil tankers and potential further U.S. military and political intervention, may disrupt the global tanker industry. Such circumstances have had and could in the future result in adverse consequences for the tanker industry. In general, volatility in charter rates depends, among other factors, on (i) supply and demand for tankers, (ii) the demand for crude oil and petroleum products, (iii) the inventories of crude oil and petroleum products in the United States and in other industrialized nations, (iv) oil refining volumes, (v) oil prices, and (vi) any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries (“OPEC”), and non-OPEC oil producing countries.

Currently, both of our vessels are employed on time charters. However, changes in spot rates and time charter rates can affect the revenues we receive from operations in the event our charterers default or seek to renegotiate the charter hire, as well as the value of our vessels, or vessels we acquire, even if our vessels are employed under long-term time charters. Our ability to re-charter our vessels, or vessels we acquire on the expiration or termination of their time or bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker markets and several other factors outside of our control and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably. If we are not able to obtain new contracts in direct continuation with existing charters or for newly acquired vessels, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected and we may not be able to comply with the financial covenants in our financing arrangements. A decline in charter hire rates will also likely cause the value of our vessels, or vessels we acquire to decline which could lead us to record impairment adjustments to the carrying values of our fleet.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for vessels and changes in the supply and demand for oil. Factors affecting the supply and demand for our vessels, or vessels we acquire are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in the tanker industry conditions are also unpredictable.

Factors that influence demand for tanker vessel capacity include:

•	supply and demand for oil carried;
•	changes in oil production;
•	oil prices;
•	the distance oil is to be moved by sea;
•	any restrictions on crude oil production imposed by OPEC and non-OPEC oil producing countries;
•
global and regional economic and political conditions, including “trade wars” and developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production, armed conflicts and work stoppages;

•
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	increases in the production of oil in Venezuela and other oil producing countries or areas;
•	worldwide and regional availability of refining capacity and inventories;
•	environmental and other legal and regulatory developments;
•	economic slowdowns caused by public health events or inflationary pressures and resultant governmental responses;
•	currency exchange rates;
•	weather, natural disasters and other acts of God;
•	increased use of renewable and alternative sources of energy;
•	competition from alternative sources of energy, other shipping companies and other modes of transportation; and
•
international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars or other conflicts, including the wars between Russia and Ukraine and between Israel and Hamas; tensions between Israel and Iran and between the United States and Iran; the Houthi crisis in and around the Red Sea, on-going political, economic, and social instability in Venezuela and Iran and potential tensions between the U.S. and Greenland, Denmark or Venezuela.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;
•	current and expected newbuilding orders for vessels;
•	the scrapping rate of older vessels;
•	the availability of financing for new or secondhand tankers;
•	the price of steel;
•	speed of vessel operation;
•	vessel freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of vessels;
•	the price of steel and vessel equipment;
•	technological advances in the design, capacity propulsion technology, and fuel consumption efficiency of vessels;
•	potential conversion of vessels for alternative use;
•	changes in environmental and other regulations that may limit the useful lives of vessels;
•	port or canal congestion;
•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;
•	environmental concerns and regulations, including ballast water management, low sulfur fuel consumption regulations, and reductions in CO2 emissions;
•
the number of vessels that are out of service at a given time, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire, including those that are in dry-dock for the purpose of installing exhaust gas cleaning systems, known as scrubbers; and

•	changes in global petroleum production.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. Market conditions have been volatile in recent years and continued volatility may reduce demand for transportation of oil over longer distances and increase the supply of tankers, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.

The current state of the world financial market and current economic conditions could have a material adverse impact on our results of operations, financial condition and cash flows.

Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints and the effects of overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets, could adversely affect our results of operations, financial condition and ability to pay dividends. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all. Adverse economic conditions also affect demand for goods and oil. Reduced demand for these or other products could result in significant decreases in rates we obtain for chartering our vessels. In addition, the cost for crew members, oils and bunkers and other supplies may increase. Furthermore, we may experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to credit defaults. As a result, downturns in the worldwide economy could have a material adverse effect on our business, results of operations, financial condition, and ability to pay dividends.

The world economy continues to face a number of challenges, including the wars between Ukraine and Russia, and Israel and Hamas; political, economic, and social instability in Venezuela and the U.S. responses thereto—including vessel seizures and military and political intervention; tensions between the United States and Iran, and Israel and Iran and tensions in and around the Red Sea and Russia North Atlantic Treaty Organization (“NATO”) country tensions; China and Taiwan disputes; United States and China trade relations; instability between Iran and the West; hostilities between the United States and North Korea, Venezuela, Greenland and Denmark; political unrest and conflict in the Middle East, the South China Sea region and other geographic countries and areas; terrorist or other attacks (including threats thereof) around the world; war (or threatened war) or international hostilities; epidemics or pandemics; and banking crises or failures. See also “—Our financial results may be adversely affected by the outbreak of epidemic and pandemic diseases, and the related governmental responses thereto.” In addition, the continuing war in Ukraine, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of the war between Israel and Hamas or the Houthi rebel attacks on shipping in and around the Red Sea and their impact on the world economy is uncertain. Under a May 2025 agreement, the Houthi militant group declared that it would stop targeting most commercial ships crossing the Red Sea, although in July 2025 the Houthis pledged to target ships belonging to any company that conducts business with Israeli ports, and in September 2025 used a cruise missile and two drones to target a container ship. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas, which if sustained, could reduce regional instability in the Eastern Mediterranean. However, whether the ceasefire will be sustained or will result in a lasting de-escalation of tensions in the region is unknown. Further, in response to the United States’s and Israel’s strikes against Iran, its Islamic Revolutionary Guard Corps has warned vessels to avoid the Strait of Hormuz and attacked a number of vessels crossing the passage. This interference has effectively closed the strait and significantly disrupted global shipping and energy markets. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and thus, shipping.

In Europe, concerns regarding the possibility of sovereign debt defaults by European Union (“EU”), member countries, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the U.S. and other parts of the world. The withdrawal of the UK from the European Union (“Brexit”), further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, operating results, cash flows and financial condition.

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the year ended December 31, 2022, was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country’s zero-COVID policy and strict lockdowns. China claims that its GDP growth rate for each of the years ended December 31, 2024 and 2025 was approximately 5.0%. Although the Chinese government has implemented economic stimulus measures, it is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect vessels that are either chartered to Chinese customers or that call to Chinese ports, vessels that undergo drydocking at Chinese shipyards and Chinese financial institutions that are generally active in ship financing, and could have a material adverse effect on our business, operating results, cash flows and financial condition.

Furthermore, governments have and may continue to turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In April 2025, the U.S. government announced a baseline tariff of 10% on products imported from all countries and an additional individualized reciprocal tariff on the countries with which the United States has the largest trade deficits. Many of these reciprocal tariffs went into effect in August 2025. Some of these tariffs, including the 10% baseline tariff, were imposed under the International Emergency Economic Powers Act (the “IEEPA”). In February 2026, the Supreme Court of the United States struck down the tariffs imposed under the IEEPA. Although the IEEPA tariffs were ruled illegal, tariffs imposed through other measures still remain in effect. Further, President Trump, using the Trade Act of 1974, has implemented a temporary, 150-day, 10% tariff on all imports. The tariff imposed under the Trade Act of 1974 is set to expire on July 24, 2026, and the Trump administration may increase the tariff to 15%. The scope and durability of current and future tariff measures are uncertain. Increased tariffs by the United States have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions. Additionally, the U.S. government has announced and rescinded multiple tariffs on several foreign jurisdictions, which has increased uncertainty regarding the ultimate effect of the tariffs on economic conditions. Although we are continuing to monitor the economic effects of such announcements, as well as opportunities to mitigate their related impacts, costs and other effects associated with the tariffs remain uncertain.

Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade.

Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly from the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to employ our vessels. This could have a material adverse effect on our business, operating results, cash flows and financial condition. See also “—Recent actions by the U.S. and China imposing new port fees could have a material adverse effect on our operations and financial results.”

Credit markets in the United States and Europe have in the past experienced significant contraction, deleveraging and reduced liquidity, and there is a risk that the U.S. federal government and state governments and European authorities may continue to implement a broad variety of governmental action and/or introduce new financial market regulations. Global financial markets and economic conditions have been, and continue to be, volatile and we face risks associated with the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, the risk of sovereign defaults, and reduced levels of growth, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business, results or operations or impair our ability to borrow under any future financial arrangements we may enter into contemplating borrowing from the public and/or private equity and debt markets. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced (or in some cases ceased to provide) funding to borrowers and other market participants, including equity and debt investors and, in some cases, have been unwilling to provide financing on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms or at all. In the absence of available financing or financing in favorable terms, we may be unable to complete vessel acquisitions, take advantage of business opportunities or respond to competitive pressures.

Our financial results may be adversely affected by the outbreak of epidemic and pandemic diseases, and the related governmental responses thereto.

Global public health threats, such as outbreaks of highly communicable diseases or viruses, outbreaks which have from time to time occurred in various parts of the world in which we operate, including China, could disrupt global financial markets and economic conditions and adversely impact our operations, the timing of completion of newbuilding projects, as well as the operations of our customers.

For example, the outbreak of COVID-19 caused severe global disruptions, with governments in affected countries imposing travel bans, quarantines and other emergency public health measures. Although the incidence and severity of COVID-19 and its variants have diminished over time, similar restrictions and future prevention and mitigation measures against outbreaks of epidemic and pandemic diseases are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. As a result of such measures, our vessels may not be able to call on, or disembark from ports located in regions affected by the outbreak. In addition, we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, among other potential consequences attendant to epidemic and pandemic diseases.

The extent to which our business, operating results, cash flows, financial condition, financings, value of our vessels or vessels we may acquire and ability to pay dividends may be negatively affected by future pandemics, epidemics or other outbreaks of infectious diseases is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) shortages or reductions in the supply of essential goods, services or labor; and (v) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. We cannot predict the effect that a future infectious disease outbreak, pandemic or epidemic may have on our business, operating results, cash flows and financial condition, which could be material and adverse.

Volatility of SOFR could affect our profitability, earnings and cash flows.

While our financing agreements previously used London Interbank Offered Rate (“LIBOR”), including during the fiscal year ended December 31, 2023, in 2023 we amended our financing agreements to transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”), in line with current market practice. Therefore, in 2024 and 2025 all our financing agreements are based on SOFR.

An increase in SOFR, including as a result of interest rate increases that could be effected by the United States Federal Reserve in response to rising inflation, would affect the amount of interest payable under our existing financing agreements, which, in turn, could have an adverse effect on our profitability, earnings, cash flow and ability to pay dividends. Furthermore, as a secured rate backed by government securities, SOFR may be less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust spreads relative to SOFR in underlying contractual arrangements. Therefore, the use of SOFR-based rates may result in interest rates and/or payments that are higher or lower than the rates and payments that were expected when interest was based on LIBOR. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings and cash flows. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our future indebtedness and the transition to SOFR or other alternative reference rates in the future could have a material adverse effect on us.

In order to manage any future exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix any floating rate debt obligations. However, no assurance can be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position, and have the potential to cause us to breach covenants in our financing agreements that require maintenance of certain financial positions and ratios.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels will operate or are registered, which can significantly affect the operation of our vessels. These regulations include, but are not limited to the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended (“MARPOL”), including the designation of Emission Control Areas (“ECAs”), thereunder, the International Convention on Load Lines of 1966, the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “CLC”), the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), the International Convention for the Safety of Life at Sea of 1974 (“SOLAS”), the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), the U.S. Oil Pollution Act of 1990 (“OPA”), the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002 (the “MTSA”), and European Union regulations. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Events such as the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although insurance covers certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

We are subject to international safety regulations and requirements imposed by classification societies and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We expect that any vessels that we acquire in the future will be ISM Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports, including United States and European Union ports.

In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Convention for Safety of Life at Sea. If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable, which will negatively impact our revenues and results from operations.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization (the “IMO”) have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, taxonomy of ‘green’ economic activities, increased efficiency standards and incentives or mandates for renewable energy.

In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships to reduce greenhouse gas (“GHG”) emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions. In April 2025, the IMO net-zero framework was approved by MEPC 83, including the new fuel standard for ships and a global pricing mechanism for emissions. These regulations were approved as amendments and submitted for adoption as legally binding, but in October 2025 the IMO’s Marine Environmental Protection Committee (the “MEPC”) agreed to adjourn the meeting on adoption until October 2026.

Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of a supply network and high costs involved in this process. While currently all of our vessels have scrubbers installed, costs of compliance with these regulatory changes for any non-scrubber vessels we may acquire may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Additional greenhouse regulations may result in increased implementation and compliance costs and expenses, such as:

•
IMO Data Collection System (DCS): Since 2019, the IMO data collection system (the “IMO DCS”) requires vessels above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. This IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, and offshore installations. Data is reported annually to the flag state, which is used to calculating a ship’s operational carbon intensity indicator (“CII”).

•
Amendments to MARPOL Annex VI: Beginning in January 2023, Annex VI imposed reporting requirements in connection with the implementation of the Energy Efficiency Existing Ship Index (“EEXI”), and CII framework, which amendments became effective on May 1, 2024. Beginning in January 2023, Annex VI requires EEXI and CII certification. The first annual reporting was to be completed in 2023, with initial ratings given in 2024.

•
Net zero greenhouse emissions in the EU by 2050: In 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched “Fit for 55” to support the climate policy agenda. Since January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information.

In addition, although the emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels and operating and maintaining our existing tanker vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Furthermore, on January 1, 2024 the EU Emissions Trading Scheme (the “ETS”), for ships sailing into and out of EU ports came into effect, and the Fuel EU Maritime Regulation 2023/1805 (“FuelEU”) came into effect on January 1, 2025. The ETS is being rolled out gradually: 40% of allowances had to be surrendered in 2025 for the year 2024; 70% of allowances will have to be surrendered in 2026 for the year 2025 and 100% of allowances will have to be surrendered in 2027 for the year 2026. The compliance deadline is September 30th each year. Compliance is on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who assumes all duties and responsibilities for the ship under the ISM Code, as well as the responsibility for full compliance under the ETS and the ISM Code. If the latter contractual arrangement is entered into, this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS captures 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances must be auctioned and there is no free allocation. 78.4 million emissions allowances were allocated specifically to maritime. In order to continue to manage the administrative aspects of EU ETS compliance, we have made significant investments in new systems, including personnel, data management, cost recovery mechanisms and revised service agreement terms and transparent emissions reporting procedures. However, the costs of future compliance and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply) are unknown and difficult to predict, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances.

Additionally, on July 25, 2023, the European Council of the European Union adopted FuelEU under the FuelEU Initiative of its “Fit for 55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, FuelEU requires that, from January 1, 2025, the greenhouse gas intensity of fuel used by covered vessels is reduced by 2%, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. By June 30, 2026, a FuelEU Document of Compliance (a “DOC”) is required to be kept on board a vessel to show compliance. Both the ETS and FuelEU schemes have significant impacts on the management of vessels calling to EU ports, by increasing the complexity and monitoring of, and the costs associated with the operation of vessels and by affecting the relationships with our time charterers.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, scarcity of water resources, may negatively impact our operations. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Increasing growth of electric vehicles could lead to a decrease in trading and the movement of crude oil worldwide.

The International Energy Agency (the “IEA”) noted in its Global EV Outlook 2025 that a total of 25% of all new cars sold are expected to be electric in 2025, up from 18% in 2024. Electric car sales in 2024 were over 117 million worldwide, up from 13.5 million in 2023. Under the IEA Stated Policies Scenario (“STEPS”), the global outlook for the share of electric car sales based on existing policies and firm objectives has increased to 50% in 2035. The IEA has stated that oil demand is projected to peak around 2030 before gradually declining. A growth in EVs or a slowdown in imports or exports of crude or petroleum products worldwide may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

Our vessels, or vessels we may acquire, may suffer damage due to the inherent operational risks of the tanker industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition.

The operation of an ocean-going vessel carries inherent risks. Our vessels, or vessels we may acquire and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, epidemic and pandemic diseases, quarantine and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships or delay or re-routing, which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the costs associated with a catastrophic spill could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in such tankers.

If our vessels, or vessels we may acquire suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels, or vessels we may acquire may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant dry-docking facilities would decrease our earnings.

The market value of our vessels, and those we may acquire in the future, may fluctuate significantly, which could cause us to incur losses if we decide to sell them following a decline in their market values or we may be required to write down their carrying value, which will adversely affect our earnings.

The fair market value of our vessels, or vessels we may acquire, may increase and decrease depending on the following factors:

•	general economic and market conditions affecting the shipping industry;
•	prevailing level of charter rates;
•	competition from other shipping companies;
•	types, sizes and ages of vessels;
•	the availability of other modes of transportation;
•	supply and demand for vessels;
•	shipyard capacity and slot availability;
•	cost of newbuildings;
•	price of steel;
•	exchange rate levels;
•	number of tankers scrapped;
•	governmental or other regulations; and
•	technological advances and the development, availability and cost of nuclear power, natural gas, coal, renewable energy and other alternative sources of energy.

If we sell any of our vessels or any vessel we may acquire at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying amount in our financial statements, in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount, we will evaluate the vessel for a potential impairment adjustment. If the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, we may be required to write down the carrying amount of the vessel to its fair value in our financial statements and incur a loss and a reduction in earnings.

An over-supply of tanker capacity may lead to reductions in charter hire rates and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources, crude oil, petroleum products and chemicals, as well as strong overall economic growth of the world economy. If the capacity of new tankers delivered exceeds the capacity of such tankers being scrapped and lost, vessel capacity will increase, which could lead to reductions in asset prices and charter rates. The impact of the sanctions on Russian exports of crude oil and petroleum products is uncertain and has generated increased volatility in the supply of tankers available for worldwide trade. As of March 13 , 2026, newbuilding orders have been placed for an aggregate of approximately 19.8% of the existing global tanker fleet, with the bulk of deliveries expected during 2027.

An over-supply of oil tankers would increase the oil tanker charter hire rate volatility and we may not be able to find profitable charters for our vessels, or vessels we may acquire, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

If our vessels, or vessels we may acquire, call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government or other governmental authorities, it could lead to monetary fines or adversely affect our business, reputation and the market for our Common Shares.

Our business could be adversely impacted if we are found to have violated economic sanctions under the applicable laws of the European Union, the United States or another applicable jurisdiction against countries such as Iran, North Korea, and Cuba. U.S. economic sanctions, for example, prohibit a wide scope of conduct, target numerous countries and individuals and are frequently updated or changed.

Many economic sanctions relate to our business, including prohibitions on certain kinds of trade with countries, such as exportation or re-exportation of commodities, or prohibitions against certain transactions with designated nationals who may be operating under aliases or through non-designated companies.

Additionally, the U.S. Iran Threat Reduction Act amended the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), to require issuers that file annual or quarterly reports under Section 13(a) of the Exchange Act to include disclosure in their annual and quarterly reports as to whether the issuer or its affiliates have knowingly engaged in certain activities prohibited by sanctions against Iran or transactions or dealings with certain identified persons. We are subject to this disclosure requirement.

While our vessels have not called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in violation of applicable sanctions or embargo laws and although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to ensure compliance with such laws, it is possible that, in the future, our vessels may call on ports in Sanctioned Jurisdictions in violation of applicable sanctions or embargo laws on charterers’ instructions and without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties or other sanctions, and our reputation and the market for our Common Shares could be adversely affected.

The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time.

In particular, the ongoing war in Ukraine could result in the imposition of further economic sanctions by the United States and the European Union against Russia. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the governments of the U.S., European Union and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our Common Shares may adversely affect the price at which our Common Shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. If a charterer violates sanctions, it is possible that our ship or the ship owner may become sanctioned in which case it would be difficult or impossible for us to trade in or utilize international banking systems, which would adversely affect our business, financial condition and ability to continue our business and pay dividends. Investor perception of the value of our Common Shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

Recent actions by the U.S. and China imposing new port fees could have a material adverse effect on our operations and financial results.

The United States Trade Representative (the “USTR”) has put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China’s dominance in the maritime, logistics and shipbuilding industries. These actions dramatically increase the port fees and, therefore, the overall operating expenses for certain ships calling at U.S. ports. Specifically, the USTR added a series of service fees that function as direct increases to port-related costs.

The USTR action generally includes a fee targeting Chinese owners and operators for each instance a vessel owned or operated by a Chinese entity enters a U.S. port. The fee is calculated at a rate of $50 per net ton of the vessel for each port entrance beginning October 14, 2025, and increasing over time, plateauing at $140 per net ton in 2028.

Another fee focuses on operators with fleets comprised of Chinese-built vessels. Under the action, in the case of a vessel not subject to the fees on Chinese owners and operators described above, fees generally are imposed each time a Chinese-built vessel enters a U.S. port. The fee generally is calculated at a rate of $18 per net ton of the vessel for each port entrance beginning October 14, 2025, and increasing over time, plateauing at $33 per net ton in 2028. There are several exceptions to this fee, including for vessels with a capacity of 55,000 dwt or less, vessels arriving to the U.S. empty or in ballast and vessels entering a port in the continental United States from a voyage of less than 2,000 nautical miles from a foreign port or point.

In response to the USTR port fees, China enacted retaliatory port fees on U.S.-linked vessels calling at Chinese ports. The fee is calculated at a rate of Chinese renminbi (RMB) 400 per net ton of the vessel for each port entrance beginning October 14, 2025, and increasing over time, plateauing at RMB 1,120 per net ton in 2028. The port fees apply to vessels owned by, controlled by, or operated by an entity with 25% or more of this entity’s equity interest, outstanding voting interest or board seats held directly or indirectly by an entity, other organization or a citizen of the U.S.

Both the USTR port fees and the Chinese port fees went into effect on October 14, 2025. However, there remains uncertainty regarding the application of both sets of port fees. The applicability of the USTR port fees to sale leaseback arrangements with Chinese leasing financiers has not been clarified. In a sale leaseback arrangement, the Chinese leasing financiers are the formal owners of the vessels. Both of our vessels are subject to sale leaseback arrangements with China-based lessors. Furthermore, the application of the Chinese port fees’ 25% ownership test to a publicly traded company with diffuse ownership is uncertain. It is possible that the Chinese authorities will assert that we are subject to the port fees due to actual or perceived U.S. ownership or control.

Of the two vessels we currently operate, none were constructed in China, however we have acquired a company that has entered into a newbuilding contract with a Chinese shipyard.Furthermore, both of our vessels and our Newbuilding MR Tanker (defined below) are subject to sale leaseback arrangements with China-based lessors and we may enter into sale leaseback transactions with Chinese financial institutions in the future. Additionally, we may enter into contracts for the purchase of secondhand tanker vessels constructed in China or additional shipbuilding contracts for newbuildings constructed in Chinese shipyards in the future. Therefore, we could be subject to the USTR or Chinese port fees on our vessels.

On November 10, 2025, U.S. and Chinese authorities suspended the application of each respective set of port fees for one year. Substantial uncertainty remains as to how the port fees will be assessed after the end of the suspension period, which is scheduled to begin on November 10, 2026.

Further retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry. In addition to direct port fee increases, other retaliatory actions by China or other countries could indirectly impact port-related costs, disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide, including U.S. ports.

Given the potential magnitude of the USTR and Chinese port fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict their ultimate financial impact. However, if either or both set of port fees are assessed for our vessels or vessels we charter, our operating costs for voyages calling at U.S. or Chinese ports could materially increase. This, in turn, could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.

Political instability, terrorist or other attacks, war, international hostilities and public health threats can affect the tanker industry, which may adversely affect our business

We conduct most of our operations outside of the United States and our business, operating results, cash flows, financial conditions and available cash may be adversely affected by changing economic, political, and governmental conditions in the countries and regions in which our vessels or other vessels we may acquire are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political uncertainty and armed conflicts, including the wars between Ukraine and Russia, between Israel and Hamas, Hezbollah and Iran, tensions between the United States and Iran, Israel and Iran and between Russia and NATO, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, Greenland, Denmark or Venezuela, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea or Gulf of Aden), and other countries and geographic areas, geopolitical events, such as Brexit or another withdrawal from the European Union, terrorist or other attacks (or threats thereof) around the world, and war (or threatened war) or international hostilities. Such events may contribute to further economic instability in the global financial markets, international commerce and could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

The war between Russia and Ukraine may lead to further regional and international conflicts or armed action. This war has disrupted supply chains and caused instability in the energy markets and the global economy, with effects on shipping freight rates, which have experienced volatility. The United States, the United Kingdom and the European Union, among other countries, have implemented unprecedented economic sanctions and other penalties against certain persons, entities and activities connected to Russia, including removing Russian-based financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system and restricting imports of Russian oil, liquified natural gas, and coal. These sanctions have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in energy prices, which could result in increased inflation and may trigger a recession in the U.S. and China, among other regions. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, operating results and cash flows. Moreover, we will be subject to additional insurance premiums in case we transit through or call to any port or area designated as listed areas by the Joint War Committee or other organizations. These factors may also result in the weakening of the financial condition of our charterers, suppliers, counterparties and other agents in the shipping industry. As a result, our business, operating results, cash flows and financial condition may be negatively affected since our operations are dependent on the success and economic viability of our counterparties.

On January 3, 2026, the U.S. military captured Venezuelan president Nicolás Maduro in a special military operation and replaced him with Venezuela’s vice president, Delcy Rodríguez. Under interim president Rodríguez’s administration, new sweeping legislation has granted foreign oil companies greater operational control over oil production ventures, reduced the royalties and taxes that they pay to Venezuela’s government, and allowed companies to resolve disputes in international venues rather than in Venezuela’s legal system. Additionally, beginning in December 2025, the U.S. has carried out an on-going campaign of seizing and taking control of Venezuelan-linked oil tankers. It remains uncertain what the geopolitical and economic impacts of U.S. measures to control the production, refining, and global distribution of Venezuela’s oil products will be. Further, the future extent of the U.S. involvement in Venezuela’s government and oil industry is unclear. While we are monitoring these developments closely, these circumstances lead to increased uncertainties, the effects of which on our operations and financial conditions, as well as global oil supply and demand, are difficult if not impossible to predict.

The ongoing war between Russia and Ukraine could result in the imposition of further economic sanctions by the United States, the United Kingdom, the European Union or other countries against Russia, trade tariffs or embargoes with uncertain impacts on the markets in which we operate. In addition, the U.S. and certain other NATO countries have been supplying Ukraine with military aid. U.S. officials have also warned of the increased possibility of Russian cyberattacks, which could disrupt the operations of businesses involved in the shipping industry, including ours, and could create economic uncertainty particularly if such attacks spread to a broad array of countries and networks. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, operating results and cash flows.

The Russian Foreign Harmful Activities Sanctions program includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States, the EU and other countries have also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and took effect on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil into non-EU countries does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

Furthermore, the intensity and duration of the war between Israel and Hamas is difficult to predict and its impact on the world economy and our industry is uncertain. Beginning in late 2023, vessels in the Red Sea and Gulf of Aden have been subject to attempted hijackings and attacks by drones and projectiles characterized by Houthi groups in Yemen as a response to the war between Israel and Hamas. An increasing number of companies have rerouted their vessels to avoid transiting the Red Sea, incurring greater shipping costs and delays. For vessels transiting the region, war risk premiums have increased substantially, and should these attacks continue, we could similarly experience a significant increase in our insurance costs and we may not be adequately insured to cover losses from these incidents, however since currently all our vessels are on time charters these increased war premiums, if any, will be paid by our charterers. While much uncertainty remains regarding the global impact of the war between Israel and Hamas, it is possible that such tensions could result in the eruption of further hostilities in other regions, including in and around the Red Sea, and could adversely affect our business, financial conditions, operating results and cash flows.

On February 28, 2026, the United States and Israel launched strikes against Iran, killing Iran’s supreme leader Ayatollah Khamenei. In retaliation, Iranian missiles and drones targeted Israel and a number of countries that host US military bases—including Bahrain, the United Arab Emirates, Kuwait, Qatar and Saudi Arabia—and Hezbollah fired projectiles at Israel. There is significant uncertainty about the duration of the war in Iran. These events have destabilized the region and may lead to significant disruptions across all sectors of the shipping industry. Further, shipping through the Strait of Hormuz, a waterway essential to the shipment of crude oil and refined petroleum, may experience prolonged disruption. Iran’s Islamic Revolutionary Guard Corps has warned vessels to avoid the passage. Iran has attacked a number of vessels in the Strait of Hormuz and threatened to attack vessels that try to pass through it. Increased electronic interference may affect navigational and tracking systems, which would heighten the risk of vessel collisions. Although it is impossible to predict exactly how this conflict will affect the tanker industry, it is very likely that a prolonged war will have significant impacts across the sector.

In the past, other political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. The ongoing war in Ukraine has previously resulted in missile attacks on commercial vessels in the Black Sea. The recent outbreak of conflict in and around the Red Sea has also resulted in missile attacks on vessels. Acts of terrorism and piracy have also affected vessels trading in regions such as the Gulf of Guinea, the Red Sea, the Gulf of Aden off the coast of Somalia and the Indian Ocean. Any of these occurrences could have a material adverse impact on our future performance, operating results, cash flows, financial position and our ability to pay cash distributions to our shareholders.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean and the Gulf of Guinea region off the coast of Nigeria, which has experienced increased incident of piracy in recent years. Sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, the Gulf of Guinea and the Strait of Malacca, and there has been a recent resurgence of such incidents in the Gulf of Aden. Acts of piracy could result in harm or danger to the crews that man our vessels and other vessels we may acquire. Additionally, if piracy attacks occur in regions in which our vessels and other vessels we may acquire are deployed that are characterized as “war risk” zones by insurers or if our vessels and other vessels we may acquire are deployed in Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain, if available at all. In addition, crew and security equipment costs, including costs that may be incurred to employ onboard armed security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charterparty, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels and other vessels we may acquire or an increase in cost or unavailability of insurance for our vessels and other vessels we may acquire could have a material adverse impact on our business, financial condition, and operating results.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in (i) the seizure of, delay in the loading, off-loading or delivery of, the contents of our vessels, or vessels we may acquire or (ii) the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems both onboard our vessels, or vessels we may acquire, and at our onshore offices. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information kept on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Although prior cybersecurity incidents have not had a material adverse impact on our operations or financial performance, there can be no assurance that we will be successful in preventing future cybersecurity incidents or in mitigating their effects. Any significant interruption or failure of our information systems or any significant breach of security could have an adverse effect on our business, reputation, competitive position, results of operations and financial condition.

Additionally, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. Most recently, the war between Russia and Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. It is difficult to assess the likelihood of such threat and any potential impact at this time.

The SEC requires the mandatory disclosure of material cybersecurity incidents, as well as cybersecurity governance and risk management practices. A failure to make the required disclosure could result in the imposition of injunctions, fines and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident.

Risks Relating to Our Company

Our financing arrangements contain restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations.

Our financing arrangements in the form of the bareboat charters in connection with the SLBs of our vessels contain, and any future financing arrangements we may enter into are expected to contain, customary covenants, event of default and termination event clauses, including cross-default provisions and restrictive covenants and performance requirements that may affect our operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to incur additional indebtedness, pay dividends, create liens, sell assets or engage in mergers or acquisitions. These restrictions could also limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.

As a result of these restrictions, we may need to seek permission from our lenders and other financing counterparties in order to engage in some corporate actions. Our lenders’ and other financing counterparties’ interests may be different from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interests, which may adversely impact our revenues, results of operations and financial condition.

A failure by us to meet our payment and other obligations, including our financial covenant requirements, could lead to defaults under our financing facilities or any future financing facilities. If we are not in compliance with our covenants and we are not able to obtain covenant waivers or modifications, the current or future owners of our leased vessels or the banks that finance any future vessels, as appropriate, could retake possession of our vessels or require us to pay down our indebtedness to a level where we are in compliance with our covenants or sell vessels in our fleet. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, interest rate developments, changes in the funding costs of our banks, changes in vessel earnings and asset valuations and outbreaks of epidemic and pandemic diseases may affect our ability to comply with these covenants. We could lose our vessels if we default on our financing facilities, which would negatively affect our revenues, results of operations and financial condition.

Servicing current and future debt will limit funds available for other purposes and could impair our ability to react to changes in our business.

We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of December 31, 2025, we had a total indebtedness of $83.6 million, excluding deferred finance fees. Our current or future debt could have other significant consequences on our operations. For example, it could:

•	increase our vulnerability to general economic downturns and adverse competitive and industry conditions;
•
require us to dedicate a substantial portion, if not all, of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•	place us at a competitive disadvantage compared to competitors that have less debt or better access to capital;
•	limit our ability to raise additional financing on satisfactory terms or at all; and
•
adversely impact our ability to comply with the financial and other restrictive covenants of our current or future financing arrangements, which could result in an event of default or a termination event under such agreements.

Furthermore, our current or future interest expense will increase if interest rates increase. If we do not have sufficient earnings, we may be required to refinance all or part of our current or future debt, sell assets, borrow more money or sell more securities, and we cannot guarantee that the resulting proceeds therefrom, if any, will be sufficient to meet our ongoing capital and operating needs. Because interest paid on loans is generally a margin plus a reference rate, such as SOFR, that is subject to change, our actual interest costs would increase as the reference rate increases. During an inflationary period, such as one we are currently experiencing, the SOFR or similar reference rate could be increased, thus costing us more money to service our debt obligations and reducing our results of operations and cash flow. Any termination event under our SLBs could permit the relevant financier to exercise its rights as a secured lender and take possession of our vessels.

Our Former Parent and certain of our Former Parent’s executive officers have been subject to litigation in the past and we may be subject to similar or other litigation in the future.

Our Former Parent and certain of its executive officers were defendants in purported class-action lawsuits pending in the U.S. District Court for the Eastern District of New York, brought on behalf of its shareholders. The lawsuits alleged violations of Sections 9, 10(b), 20(a) and/or 20A of the Exchange Act and Rule 10b-5 promulgated thereunder. On August 3, 2019, the Eastern District Court of New York dismissed the case with prejudice. On August 26, 2019, plaintiffs appealed the dismissal to the United States Court of Appeals for the Second Circuit. On April 2, 2020, the Court of Appeals issued a summary order affirming the District Court’s decision dismissing Plaintiffs’ claims and denying leave to amend and the case was finally concluded in our Former Parent’s favor.

We may, from time to time, be a party to other litigation in the normal course of business. Monitoring and defending against legal actions, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, our legal fees and costs incurred in connection with such activities and any legal fees of co-defendants for which we are deemed responsible may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position.

With respect to any litigation, our insurance may not reimburse us or may not be sufficient to reimburse us for the expenses or losses we may suffer in contesting and concluding such lawsuit. Furthermore, our insurance does not cover legal fees associated with co-defendants. Substantial litigation costs, including the substantial self-insured retention that we are required to satisfy before any insurance applied to the claim, or an adverse result in any litigation may adversely impact our business, operating results or financial condition.

Our current operating fleet consists of two Suezmax tanker vessels. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

Our current operating fleet consists of two Suezmax tanker vessels. Until we identify and acquire additional vessels or take delivery of the Newbuilding MR Tanker, we will depend upon these two vessels for all of our revenue. If our vessels are unable to generate revenues as a result of off-hire time, early termination of the applicable time charters or otherwise, our business, results of operations, financial condition and ability to pay dividends could be materially adversely affected. Our vessels are both employed on time charter contracts with a single charterer and, until we identify and acquire additional vessels, we will rely upon one charterer for all of our revenue.

We expect to be dependent on a limited number of customers for a large part of our revenues, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

During 2025, 100% of our revenues derived from one charterer, Clearlake Shipping Pte Ltd (“Clearlake”), which is the charterer of both of our vessels. Such agreement subjects us to counterparty risks. The ability of Clearlake to perform its obligations under its contracts with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, work stoppages or other labor disturbances. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should one of our counterparties fail to honor its obligations under agreements with us, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

Our fleet currently consists of two vessels and the Newbuilding MR Tanker and we may acquire additional vessels in the future. We intend to expand our fleet into other seaborne transportation sectors depending on available opportunities, opportunistically considering further expansion into Suezmax crude oil tanker vessels as well as diversification into other sectors related to seaborne transportation of goods or passengers, including recreational transportation. Our future growth will primarily depend on our ability to:

•	generate excess cash flow for investment without jeopardizing our ability to cover current and foreseeable working capital needs (including debt service);
•	raise equity and obtain required financing for our existing and new operations;
•	identify opportunities in the tanker sector and other seaborne transportation sectors or related sectors;
•	locate and acquire suitable vessels;
•	identify and consummate acquisitions or joint ventures;
•	integrate any acquired business successfully with our existing operations;
•	enhance our customer base; and
•	manage expansion.

Our manager’s ability to hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet is another factor our future growth will primarily depend on.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. Furthermore, our current operating and financial systems may not be adequate if we implement a plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. We may not be successful in executing our growth plans and we may incur significant additional expenses and losses in connection therewith.

Our flexible acquisition strategy entails certain risks and uncertainties associated with our opportunistic entry into ownership of a new class of vessels, and we cannot assure you that we will complete any such acquisition or manage such risks successfully.

We intend to expand our fleet into seaborne transportation sectors beyond the tanker sector depending on available opportunities, opportunistically considering further expansion into tanker vessels as well as diversification into sectors related to seaborne transportation of goods or passengers, including recreational transportation. For example, through our acquisition of the Newbuilding MR SPV, we acquired the Newbuilding MR Tanker and we have also entered into the Newbuilding Yacht SPA (as defined below) with the intention of acquiring a megayacht with expected delivery in 2027. However, there can be no assurance that we will successfully identify further any such opportunities in the future or complete any such acquisition in other sectors.

Our management team and CSI may not have experience in any other sector we enter and may not identify such opportunities or manage such expansion successfully.

New lines of business may subject us to additional risks.

From time to time, we may implement new lines of business or offer new services within existing lines of business. For instance, in 2025, we entered into the Newbuilding Yacht Share Purchase Agreement (the “Newbuilding Yacht SPA”) to purchase Roman Explorer Inc., the company that will acquire ownership of the Newbuilding Yacht (as defined below). There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business, we may invest significant time and resources. Initial timetables for the development and introduction of new lines of business may not be achieved and price and profitability targets may not prove feasible. New regulatory and compliance regimes may be found to apply to new lines of business, and we may not be in compliance. Furthermore, if customers do not perceive our new offerings as providing significant value, they may fail to accept our new lines of business. External factors, such as competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business. Failure to successfully manage these risks in the development and implementation of new lines of business could have a material adverse effect on our business, financial condition and results of operations.

The anticipated delivery of a megayacht entails certain risks and uncertainties associated with our entry into ownership of a new class of vessels, and we cannot assure you that we will complete the delivery of the vessel or manage such risks successfully.

We have entered into the Newbuilding Yacht SPA to acquire from the Former Parent, Roman Explorer Inc., which has entered into a newbuilding contract for the Newbuilding Yacht with expected delivery in the second quarter of 2027. However, there can be no assurance that we will complete the delivery of this vessel or successfully identify any similar opportunities in the future.

Any megayacht operating in our fleet is expected to be employed on short-term charters. We expect that management services, including commercial and technical management, for any yacht we acquire will be provided by CSI.

Our management team does not have experience in the megayacht sector while CSI has limited experience in managing megayachts. We believe that the experience of our management and CSI in the ownership and operation of tanker and other vessels provides relevant expertise and qualifications in the evaluation of megayacht acquisition opportunities and operation of megayachts. However, there can be no assurance that we will successfully manage the risks of operations in a new sector, which could adversely affect our financial position, results of operations and cash flows.

A limited number of financial institutions hold our cash and their failure may adversely affect our business, results of operations and financial condition.

A limited number of financial institutions, including institutions located in Greece, Germany, Belgium and the Netherlands, hold all of our cash. Our cash balances are deposited, from time to time, with banks in Greece, Germany, Belgium, and the Netherlands. Our cash balances are not covered by insurance in the event of default by these financial institutions. Several banks, including Credit Suisse, have been subject to extraordinary resolution procedures or sale because of the risk of such a default. The occurrence of such a default could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.

Delays or defaults by the shipyards in the construction of the Newbuilding MR Tanker or the Newbuilding Yacht and any future newbuildings could increase our expenses and diminish our net income and cash flows.

We are currently party to a newbuilding contract for the Newbuilding MR Tanker; we also anticipate that we will be party to a newbuilding contract for the Newbuilding Yacht and may enter into additional contracts for newbuilding vessels in the future. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes, work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we may continue to incur costs and expenses related to delayed vessels, such as supervision expenses.

Our ability to obtain additional debt financing may be dependent on our ability to charter our vessels, or vessels we may acquire, the performance of our charters and the creditworthiness of our charterers.

Our inability to re-charter our vessels, or vessels we may acquire, and the actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or maintain our existing fleet or may significantly increase our costs of obtaining such capital. Our inability to obtain financing, or receiving financing at a higher than anticipated cost, may materially affect our results of operation and our ability to implement our business strategy.

The industry for the operation of tanker vessels and the transportation of oil is highly competitive and we may not be able to compete for charters with new entrants or established companies with greater resources.

We will employ our tankers and any additional vessels we may acquire in a highly competitive market that is capital intensive and highly fragmented. The operation of tanker vessels and the transportation of cargoes shipped in these vessels, as well as the shipping industry in general, is extremely competitive. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker shipping companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than us.

We may be unable to attract and retain key management personnel and other employees in the international tanker shipping industry, which may negatively impact the effectiveness of our management and our results of operations.

Our success will depend to a significant extent upon the abilities and efforts of our management team. All of our executive officers are employees of Central Mare Inc. (“Central Mare”), a related party affiliated with the family of Mr. Evangelos J. Pistiolis, and have entered into agreements with Central Mare for the compensation of our executive officers and certain other employees. Our controlling shareholder is a trust established for the benefit of certain members of the family of Mr. Evangelos J. Pistiolis. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

The Fleet Manager is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels and all other vessels we may acquire. If not resolved in a timely and cost-effective manner, industrial actions or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

A drop in spot charter rates may provide an incentive for some charterers to default on their charters, which could affect our cash flow and financial condition.

When we enter into a time charter or bareboat charter, rates under that charter are fixed throughout the term of the charter. If the spot charter rates in the tanker shipping industry become significantly lower than the time charter rates that some of our charterers are obligated to pay us under our then existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels, or vessels we may acquire at lower charter rates, and as a result we could sustain significant losses which could have a material adverse effect on our cash flow and financial condition, which would affect our ability to meet our future loans or current leaseback obligations. If our future lenders choose to accelerate our indebtedness and foreclose their liens, or if the owners of our sold and leased back vessels or any leased vessels we may acquire choose to repossess vessels in our fleet as a result of a default under any SLBs, our ability to continue to conduct our business would be impaired.

An increase in operating costs could decrease earnings and available cash.

Vessel operating costs include the costs of crew, fuel (for spot-chartered vessels), provisions, deck and engine spares and stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures, have been increasing. If any of our vessels or, vessels we may acquire, suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-docking repairs are unpredictable and can be substantial. Increases in any of these expenses could decrease our earnings and available cash.

Rising fuel prices may adversely affect our profits.

Fuel is a significant expense if vessels are under voyage charter or if consumed during ballast days. Moreover, the cost of fuel will affect the profit we can earn on the short-term or spot market. Upon redelivery of vessels at the end of a time charter, we may be obliged to repurchase the fuel on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the time charter period. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical events, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Inflation could adversely affect our operating results and financial condition.

Inflation could have an adverse impact on our operating results and subsequently on our financial condition both directly through the increase of various costs necessary for the operation of our vessels, and any vessels we may acquire in the future, such as crew, repairs and materials, and indirectly through its adverse impact on the world economy in terms of increasing interest rates and a slowdown of global growth. If inflationary pressures intensify further, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins. Inflation may also raise our costs of capital, which would result in the deterioration of our financial condition.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our vessels and any vessel we may acquire in the future age, operating and other costs will increase. In the case of bareboat charters, operating costs are borne by the bareboat charterer. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels, or vessels we may acquire and may restrict the type of activities in which our vessels, or vessels we may acquire may engage. As our fleet ages, market conditions might not justify those expenditures or enable us to operate our vessels, or vessels we may acquire profitably during the remainder of their useful lives.

Unless we set aside reserves or are able to borrow funds for vessel replacement, our revenue will decline at the end of a vessel’s useful life, which would adversely affect our business, results of operations and financial condition.

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. We estimate that our vessels each have a useful life of up to 25 years from the date of their initial delivery from the shipyard. If we acquire secondhand vessels, they are depreciated from the date of their acquisition through their remaining estimated useful life. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels, or vessels we may acquire, to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition will be materially and adversely affected.

Purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

We may expand our fleet through the acquisition of secondhand vessels. While we rigorously inspect previously owned or secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Also, when purchasing previously owned vessels, we do not receive the benefit of warranties from the builders if the vessels we buy are older than one year. In general, the costs to maintain a vessel in good operating condition increase with the age and type of the vessel. In the case of chartered-in vessels, we run the same risks.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels, or vessels we may acquire and may restrict the type of activities in which the vessels may engage. As our vessels, or vessels we may acquire age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We may not have adequate insurance to compensate us if we lose any vessels that we acquire.

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, fire, human error, war, terrorism, piracy, loss of life, contact with floating objects, property loss, cargo loss or damage and business interruptions due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps.

We carry insurance for our vessels and intend to carry insurance for all vessels we acquire against those types of risks commonly insured against by vessel owners and operators. These insurances include hull and machinery insurance, protection and indemnity insurance (which includes environmental damage and pollution insurance coverage), freight demurrage and defense and war risk insurance. Reasonable insurance rates can best be obtained when the size and the age/trading profile of the fleet is attractive. As a result, rates become less competitive as a fleet downsizes.

We do not currently maintain strike or off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents, except in cases of loss of hire up to a limited number of days due to war or a piracy event. Other events that may lead to off-hire periods include natural or man-made disasters that result in the closure of certain waterways and prevent vessels from entering or leaving certain ports. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business and our results of operations and operating cash flow.

Changes in the insurance markets attributable to the risk of terrorism in certain locations around the world could make it difficult for us to obtain certain types of coverage. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage.

We may not be adequately insured to cover losses against all risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or underinsured loss or liability could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. It may also result in protracted legal litigation.

In the future, we may not be able to obtain adequate insurance coverage at reasonable rates for the vessels we acquire. The insurers may not pay particular claims. Our insurance policies also contain deductibles for which we will be responsible as well as limitations and exclusions that may increase our costs or lower our revenue.

We may be subject to increased premium payments, or calls, as we obtain some of our insurance through protection and indemnity associations.

We may be subject to increased premium payments, or calls, in amounts based on our claim records and the claim records of our Fleet Manager as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations and financial condition.

Increasing regulation as well as scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other evolving industry shareholder expectations and standards, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil and petroleum product transportation in which we are presently engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

On March 6, 2024, the SEC had adopted final rules to enhance and standardize climate-related and ESG-related disclosures by public companies and in public offerings. The final rules would have added extensive and prescriptive disclosure items requiring companies, including foreign private issuers, to disclose climate-related risks and certain emissions. Specifically, the rules would have required the inclusion of certain climate-related financial metrics in a note to companies’ audited financial statements. The rules were challenged in federal court before they became effective and ultimately the SEC withdrew its defense of the rules, essentially pausing the litigation. While the current SEC leadership determined to withdraw its defense of these rules, the SEC could again change its policy priorities, under a future presidential administration or otherwise, and may propose similar rules in the future, in which case the costs of compliance with such new rules could be significant and could have a material adverse effect on our future performance, operating results, cash flows and financial position.

Additionally, certain investors and lenders may exclude shipping companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors.  These limitations in both the debt and equity capital markets may affect our ability to develop as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Moreover, from time to time, we may incur additional costs, establish and publicly announce goals and commitments in respect of certain ESG items. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting scrutiny from market participants or regulators could adversely affect our reputation and/or our access to capital.

Additionally, different stakeholder groups have divergent views on ESG matters, which increases the risk that any action or lack thereof with respect to ESG matters may be perceived negatively by at least some stakeholders and adversely impact our reputation and business.

A shift in consumer demand from crude oil towards other energy sources or changes to trade patterns for crude oil and refined petroleum products may have a material adverse effect on our business.

A significant portion of our earnings are related to the crude oil industry. A shift in the consumer demand from crude oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy will potentially affect the demand for our vessels and any vessel we may acquire in the future. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of crude oil and oil products may have a significant negative or positive impact on ton-miles and, therefore, the demand for our tanker vessels. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels, or vessels we may acquire.

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. Charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, or vessels we may acquire, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels, or vessels we may acquire, and the resale value of our vessels, or vessels we may acquire, could significantly decrease which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Failure to comply with the FCPA could result in fines, criminal penalties, and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics that is consistent and in full compliance with the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, earnings or financial condition.

The smuggling of drugs or other contraband onto our vessels, or vessels we may acquire may lead to governmental claims against us.

Our vessels, or vessels we may acquire, may call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels, or vessels we may acquire, are found with contraband, whether inside or attached to the hull of our vessels and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition, as well as our ability to pay dividends. Under some jurisdictions, vessels used for the conveyance of illegal drugs could result in forfeiture of the subject vessel to the government of such jurisdiction.

Maritime claimants could arrest our vessels, or vessels we may acquire, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. The arrest or attachment of our vessels or vessels we acquire could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the “sister ship” theory of liability applies, a claimant may arrest the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of any other vessels we may own.

Governments could requisition our vessels, or vessels we acquire, during a period of war or emergency, resulting in loss of earnings.

A government could requisition our vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment of such compensation is uncertain. Government requisition of our vessels or vessels we may acquire could negatively impact our revenues should we not receive adequate compensation.

U.S. federal tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company,” (a “PFIC”), for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Income derived from the performance of services does not constitute “passive income” for this purpose. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

In general, income derived from the bareboat charter of a vessel should be treated as “passive income” for purposes of determining whether a foreign corporation is a PFIC, and such vessel should be treated as an asset which produces or is held for the production of “passive income.” On the other hand, income derived from the time charter of a vessel should not be treated as “passive income” for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of “passive income.”

We believe that neither we nor the Rubico Predecessor was a PFIC for its 2025 taxable year and we do not expect to be treated as a PFIC in the current or subsequent taxable years. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute ‘‘passive income,’’ and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, (the “IRS”), or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

Our U.S. shareholders may face adverse U.S. federal income tax consequences and certain information reporting obligations if we were treated as a PFIC. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Item 10. Additional Information—E. Taxation —U.S. Federal Income Taxation of U.S. Holders— The QEF Election”, such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their Common Shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the Common Shares. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation of U.S. Holders” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we were treated as a PFIC.

We may be subject to U.S. federal income tax on our U.S. source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a vessel-owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code.

We took the position for U.S. federal income tax reporting purposes that the Rubico Predecessor was not subject to U.S. federal income taxation for the 2023 and 2024 taxable years and intend to take this position for the 2025 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. Due to the factual nature of the issues involved, we may not qualify for exemption under Section 883 of the Code for 2026 or any future taxable year.

Changing laws and evolving reporting requirements could have an adverse effect on our business.

Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation (“GDPR”), may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, we have invested in, and continue to invest in, reasonably necessary resources to comply with evolving standards.

GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Non-compliance with GDPR may expose entities to significant fines or other regulatory claims which could have an adverse effect on our business, and results of operations.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as a publicly traded company, and we may experience increased costs after the Spin-Off.

Following the Spin-Off, we now need to provide internally or obtain from unaffiliated third parties or related parties some of the services we received from the Former Parent. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we received from the Former Parent. We may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently or may incur additional costs. If we fail to obtain the services necessary to operate effectively or if we incur greater costs in obtaining these services, our business, financial condition and results of operations may be adversely affected.

We have limited operating history as a publicly traded company, and our historical financial information is not necessarily representative of the results we would have achieved as a publicly traded company and may not be a reliable indicator of our future results.

We derived the historical financial information included in this Annual Report in part from the Former Parent’s consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position we would have achieved as a separate publicly-traded company during the periods presented or those that we will achieve in the future. This is primarily because of the following factors:

•
Prior to the Spin-Off, we operated as part of the Former Parent’s broader corporate organization, and the Former Parent performed various corporate functions for us. Our historical financial information reflects allocations of corporate expenses from the Former Parent for these and similar functions. These allocations may not reflect the costs we will incur for similar services as a publicly traded company.

•
Our historical financial information does not reflect changes that we experience as a result of our separation from the Former Parent, including changes in our cost structure, personnel needs, tax structure, financing and business operations. As part of the Former Parent, we enjoyed certain benefits from the Former Parent’s operating diversity, size, borrowing leverage and available capital for investments, and we may lose these benefits after the Spin-Off. As a separate entity, we may be unable to purchase services and technologies or access capital markets on terms as favorable to us as those we obtained as part of the Former Parent prior to the Spin-Off.

We are now responsible for the additional costs associated with being a publicly traded company, including costs related to corporate governance, investor and public relations and public reporting. In addition, certain costs incurred by the Former Parent, including executive oversight, accounting, treasury, tax, legal, human resources, occupancy, procurement, information technology and other shared services, have historically been allocated to us by the Former Parent, but these allocations may not reflect the level of these costs to us as we now provide these services ourselves. Therefore, our historical financial statements may not be indicative of our future performance as a separate publicly traded company. We cannot assure you that our operating results will continue at a similar level now that we are a separate publicly traded company. For additional information about our past financial performance and the basis of presentation of our financial statements, see “Item 5. Operating and Financial Review and Prospects” and our historical financial statements and the notes thereto included elsewhere in this Annual Report.

We may not be able to access the credit and capital markets at the times and in the amounts needed on acceptable terms.

From time to time, we may need to access the capital markets to obtain long-term and short-term financing. Prior to the Spin-Off, we had not previously accessed the capital markets as a separate public company, and our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including our financial performance, our credit ratings or absence thereof, the liquidity of the overall capital markets and the state of the economy. We cannot assure you that we will have access to the capital markets at the times and in the amounts needed or on terms acceptable to us.

Risks Relating to our Relationship with our Fleet Manager and its Affiliates

We are dependent on our Fleet Manager, a related party, to perform the day-to-day management of our fleet.

Our executive management team is provided by Central Mare, a related party. We subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Furthermore, upon delivery of any vessels we may acquire, we expect to subcontract their day-to-day management to our Fleet Manager. We are dependent on our Fleet Manager for the technical and commercial operation of our fleet as well as for all accounting and reporting functions and the loss of our Fleet Manager’s services or its failure to perform obligations to us could materially and adversely affect the results of our operations. If our Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:

•	continue to operate our vessels, or vessels we may acquire and service our customers;
•	renew existing charters upon their expiration;
•	obtain new charters;
•	obtain financing on commercially acceptable terms;
•	maintain satisfactory relationships with our customers and suppliers; and
•	successfully execute our growth strategy.

Our Fleet Manager is a privately held company and there may be limited or no publicly available information about it.

Our Fleet Manager is a privately held company. The ability of our Fleet Manager to provide services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Fleet Manager’s financial strength, and there may be limited publicly available information about its financial condition. As a result, an investor in our Common Shares might have little advance warning of problems affecting our Fleet Manager, even though these problems could have a material adverse effect on us.

Our Fleet Manager may have conflicts of interest between us and its other clients.

We subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repairs to our Fleet Manager. Our Fleet Manager may provide similar services for vessels owned by other shipping companies, and it also may provide similar services to companies with which our Fleet Manager is affiliated, including the Former Parent. Our Fleet Manager is a related party affiliated with the family of Mr. Evanglos J. Pistiolis, and our controlling shareholder is a trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis. These responsibilities and relationships could create conflicts of interest between our Fleet Manager’s performance of its obligations to us, on the one hand, and our Fleet Manager’s performance of its obligations to its other clients, on the other hand. These conflicts may arise in connection with the crewing, supply provisioning and operations of the vessels in our fleet versus vessels owned by other clients of our Fleet Manager. In particular, our Fleet Manager may give preferential treatment to vessels owned by other clients whose arrangements provide for greater economic benefit to our Fleet Manager. These conflicts of interest may have an adverse effect on our results of operations.

Risks Relating to Our Common Shares

There is no guarantee of a continuing public market to resell our Common Shares.

There is no guarantee that we will be able to maintain listing on Nasdaq for any period of time by perpetually satisfying Nasdaq’s continued listing requirements. Our failure to continue to meet these requirements may result in our securities being delisted. We cannot assure you that any continuing public market to resell our Common Shares will be available.

We have in the past and may in the future rely in part on equity issuances, which will not require shareholder approval, to fund our growth, and such equity issuances could dilute your ownership interests and may depress the market price of our Common Shares.

We have previously issued and may in the future issue additional Common Shares or other equity securities of equal or senior rank, for general corporate purposes or in connection with, among other things, future vessel acquisitions or repayment of outstanding indebtedness, in each case without shareholder approval, in a number of circumstances.

In particular, as part of our business strategy, we have in the past relied in part on issuances of equity and warrants and we may in the future rely in part on issuances of equity, warrants, preferred securities or convertible debt securities all of which may carry voting rights and may be convertible or exercisable into Common Shares, to fund the growth of our fleet. We may issue such securities in private placements, including to related parties, or in registered offerings.

For example, in June 2025 we completed a Private Placement (as defined below) of Common Shares, and in November 2025 and January 2026 we completed two public equity offerings: the November Offering (as defined below) consisting of the issuance of units, comprising one Common Share (or one November Pre-funded Warrant, as defined below, in lieu thereof) and one Class A Warrant, and the January Offering (as defined below) consisting of units, comprising one Common Share (or one January Pre-funded Warrant, as defined below, in lieu thereof) and one and one-half Class B Warrants.

Furthermore, under the Equity Line Purchase Agreement (as defined below) entered into with the Selling Shareholder (as defined below) we have the right to sell to the Selling Shareholder, from time to time during the term of the Equity Line Purchase Agreement, up to $30,000,000 of our Common Shares, subject to certain limitations and conditions set forth in the Equity Line Purchase Agreement. We have registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) the resale by the Selling Shareholder of up to 15,500,000 of our Common Shares of which we have sold 6,465,578 Common Shares to the Selling Shareholder under the Equity Line Purchase Agreement as of March 18, 2026.

Further, as contemplated by the Newbuilding Yacht SPA (as defined below), the Former Parent may under certain circumstances demand the payment of installments in the form of Series E Perpetual Convertible Preferred Shares (the “Series E Preferred Shares”). The Series E Preferred Shares would, if issued, be convertible into Common Shares at the option of the holder. As of the date of this Annual Report, there are no Series E Preferred Shares outstanding.

Further, as contemplated by the Newbuilding MR SPA, we have issued to Central Mare 4,236 Series G Perpetual Convertible Preferred Shares (the “Series G Preferred Shares”). The Series G Preferred Shares are convertible, at our option, into Common Shares. As of the date of this Annual Report, 4,236 Series G Preferred Shares are outstanding.

Our issuance of additional Common Shares including pursuant to the Equity Line Purchase Agreement, or otherwise upon conversion of convertible securities or exercise of warrants, or other equity securities of equal or senior rank, or with voting rights, or the perception that such issuances may occur, may have the following effects:

•	our existing common shareholders’ proportionate ownership interest in us will decrease;
•	the earnings per share and the per share amount of cash available for dividends payable could decrease;
•	the relative voting strength of each previously outstanding Common Share may be diminished;
•	the market price of our Common Shares may decline; and/or
•	our ability to raise capital through the sale of additional securities at a time and price that we deem appropriate could be impaired.

If the need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital. If we cannot raise funds on acceptable terms if and when needed, we may not be able to take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, and this could have a material adverse effect on our business, operating results and financial condition, as well as our cash flows, including cash available for distribution to our shareholders.

The market price of our Common Shares has been and may in the future be subject to significant fluctuations.

The market price of our Common Shares has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control.

Among the factors that could in the future affect our stock price are:

•	variations in our results of operations;
•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;
•	changes in earnings estimates or the publication of research reports by analysts;
•	speculation in the press or investment community about our business or the shipping industry generally;
•	strategic actions by us or our competitors such as acquisitions or restructurings;
•	the thin trading market for our Common Shares, which makes it somewhat illiquid;
•	regulatory developments;
•	additions or departures of key personnel;
•	general market conditions; and
•	domestic and international economic, market and currency factors unrelated to our performance.

The stock markets in general, and the markets for shipping and shipping stocks in particular, have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our Common Shares.

We have experienced and may in the future experience rapid and substantial share price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares.

As a relatively small-capitalization company with relatively small public float, we may experience greater share price volatility, extreme price run-ups or rapid price declines, larger spreads in bid and ask prices, lower trading volume and less liquidity than large-capitalization companies. Such volatility, including any share price run-up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares. In addition, holders of our Common Shares may experience losses, which may be material, if the price of our Common Shares declines or if such investors purchase our Common Shares prior to any price decline.

For example, on February 19, 2026, the trading price of our Common Shares ranged from an intra-day high of $4.37 to an intra-day low of $1.74 on trading volume of approximately 91.5 million shares.

Furthermore, if the trading volumes of our Common Shares are low, investors buying or selling in relatively small quantities may be able to easily influence the price of our Common Shares. Such low volume of trades could also cause the price of our Common Shares to fluctuate greatly, with large percentage changes in share price occurring in any trading day session. Holders of our Common Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Common Shares. As a result of this volatility, investors may experience losses on their investment in our Common Shares. A decline in the market price of our Common Shares also could adversely affect our ability to issue additional Common Shares or other securities and our ability to obtain additional financing in the future. Also see “—The market price of our Common Shares has been and may in the future be subject to significant fluctuations” above.

A possible “short squeeze” due to a sudden increase in demand of our Common Shares that largely exceeds supply may lead to further price volatility in our Common Shares.

Investors may purchase our Common Shares to hedge existing exposure in our Common Shares or to speculate on the price of our Common Shares. Speculation on the price of our Common Shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of Common Shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our Common Shares for delivery to lenders of our Common Shares. Those repurchases may in turn, dramatically increase the price of our Common Shares until investors with short exposure are able to purchase additional Common Shares to cover their short position. This is often referred to as a “short squeeze.” Following such a short squeeze, once investors purchase the shares necessary to cover their short position, the price of our Common Shares may rapidly decline. A short squeeze could lead to volatile price movements in our Common Shares that are not directly correlated to the performance or prospects of our company.

As a newly incorporated company, we may not have the surplus or net profits required by law to pay dividends. The declaration and payment of dividends will always be subject to the discretion of our Board of Directors and will depend on a number of factors. Our Board of Directors may not declare dividends in the future.

The declaration, timing and amount of any dividend are subject to the discretion of our Board of Directors and will be dependent upon our earnings, financial condition, market prospects and our growth strategy, capital expenditure requirements, dividends to holders of our preferred shares, investment opportunities, restrictions in our financing arrangements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors.

In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs, or be subject to other circumstances in the future, including as a result of the risks described in this Annual Report and any future reports we may file with the SEC, that could reduce or eliminate the amount of cash that we have available for distribution as dividends. Our growth strategy contemplates that we will finance the acquisition of additional vessels in part through raising equity capital. However, if external sources of funds on terms acceptable to us are limited, our Board of Directors may determine to finance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends. In addition, any credit facilities that we may enter into or the terms of preferred shares which we may issue in the future may include restrictions on our ability to pay dividends on our Common Shares. Further, under the terms of our current financing arrangements, and possibly any future financing arrangements, we will not be permitted to pay dividends that would result in an event of default or a termination event or if an event of default or a termination event has occurred and is continuing. As a result of these and other factors, we cannot assure you that our Board of Directors will declare dividend payments on our Common Shares in the future.

Further, Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend, and dividends may be declared and paid out of our operating surplus. Dividends may also be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. As a newly incorporated company, we may not have the required surplus or net profits to pay dividends, and we may be unable to pay dividends in any anticipated amount or at all.

Since our formation on August 1st, 2025, our controlling shareholder, through the ownership of 100% of our Series D Preferred Shares, may control the outcome of matters on which our shareholders are entitled to vote.

The Lax Trust, an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis (the “Lax Trust”), may be deemed to beneficially own, directly or indirectly, all of the 100,000 outstanding Series D Preferred Shares. Each Series D Preferred Share carries 1,000 votes.

By the Lax Trust’s beneficial ownership of 100% of our Series D Preferred Shares, the Lax Trust may be deemed to beneficially own 89.4% of our total voting power and to control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions.

In order to satisfy the minimum percentage of voting of Mr. Evangelos J. Pistiolis contained in our SLBs as described below as well as any future such minimum voting rights financing agreement covenants, the voting rights per share of Series D Preferred Shares are adjusted such that during the term of any facility containing such a minimum voting percentage covenant, the combined voting power controlled by Mr. Evangelos J. Pistiolis or any related parties affiliated with Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of our total voting power, irrespective of any new common or preferred share issuances. Both the number of the Series D Preferred Shares and the votes per Series D Preferred Share are not adjusted in case of splits, subdivisions, reverse stock splits or combinations of the Company’s outstanding shares.

This concentration of ownership of our voting shares may delay, deter or prevent acts that would be favored by our other shareholders or deprive shareholders of an opportunity to receive a premium for their shares as part of a sale of our business, and it is possible that the interests of Lax Trust, Mr. Evangelos J. Pistiolis or the family of Mr. Evangelos J. Pistiolis may conflict with our interests and the interests of our other holders of shares. Any such conflicts of interest could result in our entry into transactions on terms not determined by market forces. In addition, this concentration of ownership of our voting shares may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with such concentrated ownership of voting shares. This concentration of ownership of our voting shares could adversely affect our business, financial condition and results of operations and the trading price of our Common Shares.

We are a “foreign private issuer,” which could make our Common Shares less attractive to some investors or otherwise harm our stock price.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. On December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating directors and officers of foreign private issuers to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in companies, effective on March 18, 2026. In addition, our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from certain provisions of the rules of Section 16 of the Exchange Act regarding sales of Common Shares by insiders means that you may have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies that are not foreign private issuers. These exemptions and scaled disclosure requirements are not related to our status as an emerging growth company and will continue to be available to us even if we no longer qualify as an emerging growth company but remain a foreign private issuer. These factors could make our Common Shares less attractive to some investors or otherwise harm our stock price.

On June 4, 2025, the SEC issued a concept release seeking public comment on whether to amend the current eligibility criteria for foreign private issuer status under the U.S. securities laws to better balance investor protection and capital formation. This marks the first comprehensive review of the FPI regulatory framework since 2008 and signals a potential material shift in the FPI regulatory framework. While no rule changes have been proposed yet, any future amendments could impact our eligibility to qualify as a foreign private issuer.

We could lose our foreign private issuer status under U.S. securities laws. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We would then also be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may then also be required to modify certain of our policies to comply with good or required governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs.

We are a “controlled company” under Nasdaq corporate governance rules and we therefore are exempt from certain corporate governance requirements that could adversely affect our public shareholders.

Since the Lax Trust beneficially owns a majority of the voting power of our issued and outstanding share capital, we qualify as a “controlled company” under the Nasdaq listing rules. Under these rules a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including, without limitation (i) the requirement that a majority of the Board of Directors consist of independent directors,
(ii) the requirement that the compensation of our officers be determined or recommended to the Board of Directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the Board of Directors by a majority of independent directors or a nominating and corporate governance committee comprised solely of independent directors.

We do not intend to rely on the “controlled company” exemption. Our status as a controlled company, however, could cause our Common Shares to appear less attractive to certain investors or otherwise harm our trading price.

Issuance of preferred shares, such as our Series D Preferred Shares, our Series E Preferred Shares, our Series G Preferred Shares and our Series A Participating Preferred Stock, may adversely affect the voting power of our common shareholders have a dilutive effect on them and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our Common Shares.

Our Amended and Restated Articles of Incorporation currently authorize our Board of Directors to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series without shareholders’ approval. Our Board of Directors has issued, and may in the future issue, preferred shares with voting rights superior to those of the Common Shares, such as the Series D Preferred Shares, the Series G Preferred Shares or the Series A Participating Preferred Stock, which could have a dilutive effect on our common shareholders. Additionally, as contemplated by the Newbuilding Yacht SPA, we may be required to issue Series E Preferred Shares to the Former Parent, which would have voting rights superior to those of the Common Shares. If our Board of Directors determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of Common Shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our Common Shares and our shareholders’ ability to realize any potential change of control premium.

We cannot predict the impact our multi-class capital structure may have on the market price or liquidity of our Common Shares.

We cannot predict whether our multi-class capital structure will result in a lower or more volatile market price of our Common Shares or have other adverse consequences for our shareholders. For example, certain index providers have policies that restrict or prohibit the inclusion of companies with multi-class share structures in certain of their indices. Under such policies, our multi-class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will not be investing in our Common Shares. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment in our Common Shares by many of these funds. Additionally, the holding of low-voting stock, such as our Common Shares, may not be permitted by the investment policies of certain institutional investors, or may be less attractive to other investors. As a result, the market price or liquidity of our Common Shares could be adversely affected.

Anti-takeover provisions in our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws could make it difficult for our shareholders to replace or remove our current Board of Directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our Common Shares.

Several provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire our Company. However, these anti-takeover provisions could make it difficult for our shareholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that some shareholders may consider favorable.

These provisions:

•
authorize our Board of Directors to issue “blank check” preferred stock without shareholder approval, including preferred shares with superior voting rights, such as the Series D Preferred Shares and the Series E Preferred Shares;

•	provide for a classified Board of Directors with staggered, three-year terms;
•	permit the removal of any director only for cause;
•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;
•	limiting the persons who may call special meetings of shareholders; and
•	establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by shareholders at meetings of shareholders.

In addition, in connection with the Spin-Off we entered into a shareholders’ rights agreement pursuant to which our Board of Directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our Board of Directors.

These anti-takeover provisions including provisions of our shareholders’ rights agreement, could substantially impede the ability of our shareholders to impose a change in control and, as a result, may adversely affect the market price of our Common Shares and your ability to realize any potential change of control premium.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups (JOBS) Act (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. While we have elected to take advantage of some of the reduced reporting obligations, we are choosing to “opt-out” of the extended transition period relating to the exemption from new or revised financial accounting standards. We cannot predict if investors will find our Common Shares less attractive because we may rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and our share price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws, and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

As a Marshall Islands corporation with principal executive offices in Greece and subsidiaries in the Marshall Islands, our operations may be subject to economic substance requirements.

The Council of the European Union (the “Council”) routinely publishes a list of “non-cooperative jurisdictions” for tax purposes, which includes countries that the Council believes need to improve their legal framework and to work towards compliance with international standards in taxation. In February 2023, the Republic of the Marshall Islands, among other countries, was placed by the EU on the list of non-cooperative jurisdictions for lacking in the enforcement of economic substance requirements and was subsequently removed from such list in October 2023. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes and non-deductibility of costs, and although we are not currently aware of any such measures being adopted, they can be adopted by one or more EU members states in the future. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits certain EU funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with principal executive offices in Greece. The Marshall Islands has enacted economic substance regulations with which we may be obligated to comply. Those regulations require certain entities that are not otherwise tax resident elsewhere that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generating activities for shipping companies will generally occur in international waters), and (iii) having regard to the level of relevant activity carried out in the Marshall Islands, has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands.

If we fail to comply with our obligations under these regulations or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials or, with respect to the Marshall Islands economic substance requirements, revocation of the formation documents and dissolution of the applicable non-compliant Marshall Islands entity or struck from the register of companies in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results. Accordingly, any implementation of, or changes to, any of the economic substance regulations that impact us could increase the complexity and costs of carrying on business in these jurisdictions, and thus could adversely affect our business, financial condition or results of operations.

We do not know what actions the Marshall Islands may take, if any, to remove itself from the list of “non-cooperative jurisdictions” if it should be placed back on the list, how quickly the EU would react to any changes in regulations of the Marshall Islands or how EU banks or other counterparties will react while we or our subsidiaries remain as entities organized and existing under the laws of the Marshall Islands during a period if the Marshall Islands is again placed on the list of “non-cooperative jurisdictions.” The effect of the EU list of non-cooperative jurisdictions, and any noncompliance by us with legislation or regulations adopted by the Marshall Islands to achieve removal from the list, could have a material adverse effect on our business, financial conditions and operating results.

It may not be possible for investors to serve process on or enforce U.S. judgments against us.

We and our subsidiaries are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, all of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

Our Amended and Restated Articles of Incorporation include forum selection provisions for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Amended and Restated Articles of Incorporation provide that, unless we consent in writing to the selection of an alternative forum, (A) to the fullest extent permitted by law, the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for any internal corporate claim, intra-corporate claim or claim governed by the internal affairs doctrine, including (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or shareholder of the Company to the Company or the Company’s shareholders, and (iii) any action asserting a claim arising pursuant to any provision of the BCA or our Amended and Restated Articles of Incorporation or Amended and Restated Bylaws, and (B) the United States District Court for the Southern District of New York (or, if such court does not have jurisdiction over such claim, any other federal district court of the United States) shall be the sole and exclusive forum for all claims arising under the Securities Act or the Exchange Act, as applicable, and any rule or regulation promulgated thereunder, to the extent such claims would be subject to federal or state jurisdiction pursuant to the Securities Act or Exchange Act, as applicable, and after giving effect to clause (A) above. Therefore, to the fullest extent permitted by law, we have selected the High Court of the Republic of the Marshall Islands as the exclusive forum for any derivative action alleging a violation of the Securities Act or Exchange Act. Although our forum selection provisions shall not relieve us of our statutory duties to comply with the federal securities laws and the rules and regulations thereunder, and our shareholders are not deemed to have waived our compliance with such laws, rules, and regulations, as applicable, our forum selection provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, and may increase the costs associated with such lawsuits, which may discourage lawsuits with respect to such claims. Also see below, “—We may not achieve the intended benefits of having forum selection provision if they are found to be unenforceable.”

We may not achieve the intended benefits of having forum selection provisions if they are found to be unenforceable.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act and the rules and regulations thereunder and Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act and the rules and regulations thereunder.

Our Amended and Restated Articles of Incorporation include a forum selection clause which provides that, unless we consent in writing to an alternative forum, to the fullest extent permitted by law, the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum any internal corporate claim, intra-corporate claim, or claim governed by the internal affairs doctrine, including, among others, any derivative action or proceeding brought on behalf of the Company, and that, subject to the foregoing, the United States District Court for the Southern District of New York (or, if such court does not have jurisdiction over such claim, any other federal district court of the United States) shall be the sole and exclusive forum for all claims arising under the Securities Act or Exchange Act, to the extent such claims would be subject to federal or state jurisdiction pursuant to the Securities Act or Exchange Act, as applicable. Therefore, to the fullest extent permitted by law, we have selected the High Court of the Republic of the Marshall Islands as the exclusive forum for any derivative action alleging a violation of the Securities Act or Exchange Act. The enforceability of similar forum selection provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection provisions contained in our Amended and Restated Articles of Incorporation to be inapplicable or unenforceable (in whole or in part) in such action. For example, with respect to derivative actions arising under the Exchange Act, there is currently disagreement among federal Courts of Appeals in the United States (a circuit split between the Courts of Appeals for the Seventh and Ninth Circuits) as to whether a forum selection clause which requires that derivative actions be brought in a specified forum other than the federal courts would contravene Section 27 of the Exchange Act under certain circumstances. The circuit split follows a line of cases that analyze the enforceability of forum selection provisions in the context of derivative Securities Act and Exchange Act claims. Accordingly, the applicability of the provisions of our Amended and Restated Articles of Incorporation selecting a Marshall Islands forum for certain types of claims may be limited with respect to such claims arising under the Securities Act or Exchange Act and, as a result, under certain such circumstances, the effect of our forum selection provisions may be uncertain. As a result, we could be required to litigate claims in multiple jurisdictions, incur additional costs with resolving such action in other jurisdictions or otherwise not receive the benefits that we expect our forum selection provisions to provide, which could adversely affect our business, financial condition and results of operations.

We may fail to meet the continued listing requirements of Nasdaq, which could cause our Common Shares to be delisted.

There can be no assurance that we will remain in compliance with Nasdaq’s listing qualification rules, or that our Common Shares will not be delisted, which could have an adverse effect on the market price of, and the efficiency of the trading market for, our Common Shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Overview

We are an international owner and operator of two modern, fuel efficient eco, 157,000 dwt Suezmax tankers, the M/T Eco Malibu with an age of 4.9 years and the M/T Eco West Coast with an age of 5.0 years, each focusing on the transportation of crude oil.

We intend to expand our fleet into other seaborne transportation sectors depending on available opportunities, opportunistically considering further expansion into other crude or product oil tanker vessels as well as diversification into other sectors related to seaborne transportation of goods or passengers, including recreational transportation, depending on our assessment of market conditions and available opportunities at the time when an acquisition is possible. Our targets may include newbuilding vessels or vessels from the secondhand market, including acquisitions from unrelated third parties, the Former Parent or other related parties.

Pursuant to our acquisition of the Newbuilding MR SPV, we currently hold a newbuilding contract for the Newbuilding MR Tanker. Furthermore, on December 31, 2025, we entered into the Newbuilding Yacht SPA to purchase Roman Explorer Inc., the company that will acquire ownership of the Newbuilding Yacht, as discussed further below.

We were incorporated under the laws of the Republic of the Marshall Islands, pursuant to the BCA, on August 11, 2022. Our executive offices are currently located at 20 Iouliou Kaisara Str, 19002, Paiania, Athens, Greece and our telephone number is +30 210 812 8107. Our website is www.rubicoinc.com. The SEC maintains a website that contains reports, proxy and information statements and other information that we file electronically at www.sec.gov. Information on such websites does not constitute a part of this Annual Report and is not incorporated by reference herein.

On December 14, 2023, we consummated an SLB with AVIC International Leasing Co., Ltd (“AVIC”), in the amount of $41.0 million, for the purpose of refinancing the indebtedness secured over the M/T Eco West Coast. For more information, see Operating and Financing Review and Prospects—Liquidity and Capital Resources—Debt Facilities—New Financings Committed under Sale and Leaseback Agreements—AVIC SLB.”

On December 20, 2023, we consummated an SLB with China Huarong Shipping Financial Leasing Co Ltd. (“Huarong”) in the amount of $41.0 million, for the purpose of refinancing the indebtedness secured over the M/T Eco Malibu. For more information, see Operating and Financing Review and Prospects—Liquidity and Capital Resources—Debt Facilities—New Financings Committed under Sale and Leaseback Agreements—Huarong SLB.”

On June 23, 2025, we entered into a share purchase agreement to sell 320 Common Shares at a purchase price of $4,680.00 per Common Share, for aggregate gross proceeds of $1.5 million, in a private placement pursuant to exemptions from registration under the Securities Act (the “Private Placement”). Pursuant to the share purchase agreement, the purchasers in the Private Placement received customary registration rights and were subject to lock-up restrictions on resale of the Common Shares sold in the Private Placement for a period of 45 days following the commencement of trading of the Common Shares on an exchange. The closing of the Private Placement was conditioned on the consummation of the Spin-Off distribution.

On July 21, 2025, we entered into a common shares purchase agreement (the “Equity Line Purchase Agreement”) and a registration rights agreement (the “Equity Line Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (the “Selling Shareholder”). Pursuant to the Equity Line Purchase Agreement, we have the right to sell to the Selling Shareholder, from time to time during the term of the Equity Line Purchase Agreement, up to $30,000,000 of our Common Shares, subject to certain limitations and conditions set forth in the Equity Line Purchase Agreement. Sales of our Common Shares pursuant to the Equity Line Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to the Selling Shareholder under the Equity Line Purchase Agreement. In accordance with our obligations under the Equity Line Registration Rights Agreement, we have registered under the Securities Act the resale by the Selling Shareholder of up to 15,500,000 of our Common Shares that we may, in our sole discretion, elect to sell to the Selling Shareholder in one or more transactions from time to time during the term of the Equity Line Purchase Agreement, of which we have sold 6,465,578  Common Shares to the Selling Shareholder under the Equity Line Purchase Agreement as of March 18, 2026. Our right to cause the Selling Shareholder to purchase our Common Shares is subject to certain conditions set forth in the Equity Line Purchase Agreement.

On August 1, 2025, the Spin-Off distribution was consummated and on August 4, 2025, the Private Placement closed. Our Common Shares began trading on Nasdaq under the symbol “RUBI” on August 4, 2025.

On August 7, 2025, we entered into the New Huarong Facility (as defined below) in the aggregate amount of $84.0 million, for the purpose of refinancing the Huarong SLB (as defined below) and the AVIC SLB (as defined below) secured by the vessels M/T Eco West Coast and M/T Eco Malibu, respectively. The New Huarong Facility closed on November 6, 2025, and November 12, 2025, for M/T Eco West Coast and M/T Eco Malibu, respectively. For more information, see Operating and Financing Review and Prospects—Liquidity and Capital Resources—Debt Facilities—New Financings Committed under Sale and Leaseback Agreements—New Huarong Facility.”

On November 6, 2025, we closed a firm commitment underwritten public offering (the “November Offering”) of 52,629 units, each consisting of one Common Share (or one pre-funded warrant in lieu thereof (the “November Pre-funded Warrant”) and one Class A Warrant to purchase one Common Share (the “Class A Warrants”), at a public offering price of $142.51 per unit. We also granted Maxim Group LLC (the “Representative”) a 45-day option to purchase up to an additional 7,894 Common Shares at the offering price and/or Class A Warrants to purchase up to 7,894 Common Shares, to cover over-allotments. On November 6, 2025, the Representative partially exercised its over-allotment option with respect to Class A Warrants to purchase up to 7,894 Common Shares. In addition, we agreed to issue to the Representative warrants to purchase a number of Common Shares equal to 5.0% of the total number of Common Shares sold in the November Offering, including any Common Shares sold pursuant to the over-allotment option granted to the Representative (the “November Representative Warrants”). 2,631 November Representative Warrants to purchase up to 2,631 Common Shares were issued in connection with the closing of the November Offering. The November Representative Warrants have substantially similar terms as the Class A Warrants issued in the November Offering. The aggregate gross proceeds to us from the November Offering, before deducting underwriting discounts and other expenses payable by us, were approximately $7.5 million.

As of March 18, 2026, Class A Warrants have been exercised for 177,520 Common Shares and all outstanding November Representative Warrants have been exercised for 9,793 Common Shares.

On November 21, 2025, we entered into an agreement to extend the duration of the time charter parties with Clearlake for a fixed term of a minimum of 47 months and a maximum of 49 months for each of the vessels M/T Eco West Coast and M/T Eco Malibu. The agreed daily rate of the extended period is $29,990.

On December 2, 2025, we completed a one-for-thirty reverse stock split of our Common Shares. There was no change in the number of our authorized Common Shares. All numbers of Common Shares, warrants, exercise prices and earnings per share amounts in this Annual Report (excluding the documents incorporated by reference or the financial statements included herein) have been retroactively adjusted to reflect this reverse stock split.

On December 4, 2025, we entered into a letter of intent (the “Newbuilding LOI”) for the potential acquisition from the Former Parent of a newbuilding megayacht, the M/Y Sanlorenzo 1150Exp (the “Newbuilding Yacht”), with expected delivery in the second quarter of 2027. We made an advance cash payment of $4.0 million that was credited against the acquisition price of the Newbuilding Yacht. A special independent committee composed of independent members of the Board of Directors negotiated and approved the acquisition of the Newbuilding Yacht under the Newbuilding LOI. On December 31, 2025, we entered into the Newbuilding Yacht SPA to purchase Roman Explorer Inc., the company that will acquire ownership of the Newbuilding Yacht, for a purchase price of $38.0 million payable in installments over a period of 300 days following our entry into the Newbuilding Yacht SPA. An amount of $19.5 million was settled through an initial installment payment of $15.5 million and by netting the $4.0 million advance cash payment upon signing the Newbuilding Yacht SPA, with consummation of the purchase and sale of the shares of Roman Explorer Inc. expected to take place no later than March 31, 2026. Furthermore, pursuant to the terms of the Newbuilding Yacht SPA, an additional installment of $4.0 million was made in 2026. Under certain circumstances the Former Parent can demand the payment of installments in the form of newly-issued Series E Preferred Shares. For a description of the Series E Preferred Shares, see “Description of Securities” filed as an exhibit to this Annual Report.  Further, the form of Statement of Designation of the Series E Preferred Shares is filed as an exhibit to this Annual Report. Remaining installments payable to the shipyard as per the Newbuilding Yacht contract amount to $41.5 million (or €35.5 million) payable up to May 2027.

Recent Developments

On January 6, 2026, we closed a public offering (the “January Offering”) of 854,700 units, each unit consisting of one Common Share (or one pre-funded warrant in lieu thereof (the “January Pre-funded Warrants”)) and 1.5 Class B Warrants (each, a “Class B Warrant”). Each Class B Warrant is exercisable to purchase one Common Share at a public offering price of $4.68 per warrant, subject to customary adjustments. We also agreed to issue to the Representative warrants to purchase a number of Common Shares equal to 5.0% of the total number of Common Shares and January Pre-funded Warrants sold in the January Offering (the “January Representative Warrants”). January Representative Warrants to purchase 42,735 Common Shares were issued in connection with the closing of the January Offering. The January Representative Warrants have substantially similar terms as the Class B Warrants. As of March 18, 2026 no pre-funded warrants remain outstanding. The aggregate gross proceeds to us from the January Offering, before deducting placement agent fees and other expenses payable by us, were $4.0 million.

On February 12, 2026, we completed a one-for-seven and eight tenths reverse stock split of our Common Shares. There was no change in the number of our authorized Common Shares. All numbers of Common Shares, warrants, exercise prices and earnings per share amounts in this Annual Report (excluding the documents incorporated by reference or the financial statements included herein) have been retroactively adjusted to reflect this reverse stock split.

On February 20, 2026, we entered into a Share Purchase Agreement with Central Mare Inc., an affiliate of the family of Mr. Evangelos J. Pistiolis, to purchase all of the issued and outstanding shares of Roman Shark IX Inc. (the “Newbuilding MR SPA”), a company that has entered into a shipbuilding contract, dated February 3, 2026, with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the purchase of Hull no. 25110062,  a 47,499 dwt chemical/product oil carrier. The tanker is scheduled for delivery during the 4th quarter of 2029 (the “Newbuilding MR Tanker”). The Newbuilding MR SPA was consummated on March 18, 2026.

The $4.2 million purchase price payable on the closing of the acquisition of Roman Shark IX Inc. (the “Newbuilding MR SPV”), no later than March 31, 2026 was settled on March 18, 2026, through the issuance of 4,236 Series G Preferred Shares. The Newbuilding MR SPA contemplated that under certain circumstances the repayment of the purchase price could be demanded in form of newly issued Series G Preferred Shares. For a description of the Series G Preferred Shares, see “Description of Securities” filed as an exhibit to this Annual Report.  As a condition to closing of the acquisition of the Newbuilding MR SPV, the seller has arranged for a sale and leaseback financing agreement with a major Chinese leasing company (the “Newbuilding MR Facility”). This financing agreement amounts to, in aggregate, 85% of the installments payable under the shipbuilding contract. The aggregate amount of installments payable under the shipbuilding contract is $45.2 million. This financing bears an effective interest rate of Term SOFR plus a margin of 1.80%. Under this financing, upon delivery of the vessel, we will make quarterly installment payments of $0.5 million over a period of 10 years with a balloon payment of $18.2 million payable together with the last installment.  We have also provided a corporate guarantee in favor of the leasing company.

Formation Transactions

The operating vessels of our fleet were contributed to us by the Former Parent in connection with the Spin-Off.

The Spin-Off distribution was pro rata to the beneficial holders of the Former Parent’s outstanding common shares and to beneficial holders of the Former Parent’s outstanding common stock purchase warrants on an as exercised basis to the extent such warrants contain anti-dilution provisions conferred an interest equivalent to the Spin-Off distribution, in each case as of June 16, 2025, the record date of the Spin-Off, so that such holders maintained the same proportionate interest (on a fully-diluted basis) in each respective class of shares of the Former Parent and of us both immediately before and immediately after the Spin-Off. In connection with the Spin-Off, the Former Parent distributed 100,000 Series D preferred Shares to the holder of the Series D perpetual preferred shares of the Former Parent. The Series D Preferred Shares distributed to the holder of the Series D perpetual preferred shares of the Former Parent were created to mirror the rights of the Series D perpetual preferred shares of the Former Parent. The holder of the Series D perpetual preferred shares of the Former Parent is the Lax Trust, which is an irrevocable trust established for the benefit of certain family members of the President, Chief Executive Officer and Director of the Former Parent, Mr. Evangelos Pistiolis. The Former Parent did not distribute the Series D Preferred Shares to its common shareholders in connection with the Spin-Off.

On June 23, 2025, in connection with the Spin-Off, Nasdaq approved the listing of our Common Shares under the symbol “RUBI.” The Common Shares began trading on Nasdaq on August 4, 2025, the trading day following the consummation of the Spin-Off.

We have a multi-class capital structure consisting of Common Shares, Series G Preferred Shares and Series D Preferred Shares. Our common shareholders are entitled to one vote for each Common Share held. Each Series G Preferred share and Series D Preferred Share has the voting power of 1,000 Common Shares and counts for 1,000 votes for purposes of determining quorum at a meeting of shareholders, subject to certain adjustments to satisfy minimum voting right financing agreement covenants. No holder of Series G Preferred Shares may exercise voting rights pursuant to Series G Preferred Shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series G Preferred Shares, Common Shares or otherwise) to exceed 19.99% of the total number of votes eligible to be cast on any matter submitted to a vote of our shareholders. Except as otherwise required by law or provided by our Amended and Restated Articles of Incorporation and Statement of Designation for our Series D Preferred Shares and our Series G Preferred Shares, holders of our Series D Preferred Shares, holder of our Series G Preferred Shares and holders of our Common Shares shall vote together as one class on all matters submitted to a vote of our shareholders. Please see “Description of Securities” filed as an exhibit to this Annual Report for further information regarding our capital structure, and the rights, including the voting rights, privileges, and preferences of the holders of our shares.

Central Mare is the sole beneficial owner of our Series G Preferred Shares.

The Lax Trust is the sole beneficial owner of our Series D Preferred Shares. The Series D Preferred Shares held by the Lax Trust represent 89.4% of our total voting power. Because the Lax Trust beneficially owns the majority of our voting power, it has the ability to control us and our affairs, including, among other matters, the election of our Board of Directors and, as a result, the ability of our common shareholders to influence our corporate matters is limited. Please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Common Shares—Our controlling shareholder, through the ownership of 100% of our Series D Preferred Shares, may control the outcome of matters on which our shareholders are entitled to vote.”

B.	Business Overview

We are an international owner and operator of two modern, fuel efficient eco, 157,000 dwt Suezmax tankers, the M/T Eco Malibu with an age of 4.9 years and the M/T Eco West Coast with an age of 5.0 years, each focusing on the transportation of crude oil.

The following table lists the operating vessels in our fleet as of the date of this Annual Report:

Vessel Name	Year Built	Dwt	Yard		Charterer End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/options	Type of Employment
M/T Eco West Coast	2021	157,000	Hyundai	Clearlake	January 2031	1+1 years	$32,850 up to January 2027 and $29,990 up to January 2031/ $34,750 / $36,750	Time Charter(1)
M/T Eco Malibu	2021	157,000	Hyundai	Clearlake	January 2031	1+1 years	$32,850 up to January 2027 and $29,990 up to January 2031 / $34,750 / $36,750	Time Charter(1)

Vessels under construction
Name	Deadweight	Delivery date	Shipyard	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/options
Hull no. 25110062	47,499	Q4 2029	Guangzhou Shipyard International Company Limited	Trafigura	Q4 2036	1+1+1+1 years	$18,750 / $19,000 / $19,250/ $19,500/$19,750

(1)
Both of our operating vessels are chartered by Clearlake. According to the provisions of each time charter, we are entitled to terminate the charter in case of the charterer’s failure of punctual and regular payment of hire, while the charterer may cancel the relevant charter if we are in breach of certain maintenance obligations under the relevant agreement, if the relevant vessel is not available for a scheduled voyage due to the action of third parties or if the relevant vessel is or is expected to be off-hire for more than sixty consecutive days due to certain mechanical or operational causes. In addition, both parties have the option to terminate the relevant charter in case of the outbreak of war or hostilities between two or more of the United States, the United Kingdom, the former U.S.S.R. (except that declaration of war or hostilities solely between any two or more of the countries or republics having been part of the former U.S.S.R. shall be exempted), the People’s Republic of China and the Marshall Islands.

Management of Our Fleet

On July 15, 2025, prior to the consummation of the Spin-Off, we entered into a letter agreement (the “CSI Letter Agreement”) with our Fleet Manager, that detailed the terms on which any vessels we may acquire will be managed. Our Fleet Manager is a related party affiliated with the family of Mr. Evangelos J. Pistiolis, and our controlling shareholder is a trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis. Both Athenean and Roman, our vessel-owning subsidiaries, have entered into Management Agreements with our Fleet Manager on May 28, 2020 and on March 18, 2026, the Newbuilding MR SPV entered into a Management agreement with our Fleet Manager (each a “Management Agreement” and, together, the “Management Agreements”). Both the Management Agreements and the CSI Letter Agreement can only be terminated subject to an eighteen-month advance notice, subject to a termination fee equal to twelve months of fees payable under the CSI Letter Agreement or each of the Management Agreements.

Pursuant to the CSI Letter Agreement as well as  the Management Agreements, we currently pay a management fee of $670 per day per vessel for the provision of technical, commercial, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard. In addition, each of the Management Agreements and the CSI Letter Agreement provide for payment to our Fleet Manager of: (i) $609 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels, (iv) in the case of a vessel under construction, a 1% of commission denoted as “Newbuilding vessels monitoring fee” that is payable as follows: 25% of the commission on the purchase of the newbuilding construction contract, 25% of the commission on the steel cutting of the newbuilding vessel, 25% of the commission on launching of the newbuilding vessel and 25% of the commission on the delivery of the newbuilding vessel to the Company (“steel cutting” and “launching” are newbuilding vessel construction milestones, evidenced by notices received by the shipyard) and (v) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. Our Fleet Manager will also perform supervision services for any newbuilding vessel we may acquire while the vessel is under construction, for which we will pay our Fleet Manager the actual cost of the supervision services plus a fee of 7% of such supervision services.

Our Fleet Manager provides, at cost, all accounting, reporting and administrative services. Finally,  the Management Agreements and the CSI Letter Agreement provide for a performance incentive fee for the provision of management services to be determined at the discretion of our Board of Directors. The Management Agreements and the CSI Letter Agreement have an initial term of five years, after which they will  continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms  of the Management Agreements and the CSI Letter Agreement, all fees payable to our Fleet Manager are adjusted annually according to the U.S. Consumer Price Index (the “CPI”) of the previous year and if CPI is less than 2% then a 2% increase is effected and if CPI is more than 5%, then a 5% increase is effected.

Employment of Our Fleet

As of the date of this Annual Report, both of our operating vessels are chartered on a time charter by Clearlake. For both of our vessels, we had entered into time charters with Clearlake for a period of three years at a firm daily rate of $33,950, with a charterer’s option to extend for two additional years at $34,750 and $36,750, respectively. On July 6, 2023, our Former Parent entered into an agreement with Clearlake to extend the duration of the fixed period of the time charterparties of both vessels to a fixed term of a minimum of 30 months and maximum of 36 months. The daily rate of the extended period was agreed at $32,850, with the daily rates of the optional periods remaining the same. On November 21, 2025, we entered into an agreement to extend the duration of the time charter parties with Clearlake for a fixed term of a minimum of 46 months and a maximum of 50 months for both  vessels. The agreed daily rate of the extended period is $29,990. The time charter for M/T Eco Malibu commenced on May 15, 2021, with the fixed term expiring between November 11, 2030 and March 11, 2031 and the time charter for M/T Eco West Coast commenced on March 30, 2021, with the fixed term expiring between November 11, 2030 and March 11, 2031, with the fixed term depending on the period elected by the charterer as set out above. Our Newbuilding MR Tanker has entered into a time charter agreement with Trafigura Maritime Logistics Pte Ltd (“Trafigura”) for a period of seven years, starting upon delivery from shipyard at a firm daily rate of $18,750, with a charterer’s option to extend for four additional years at $19,000,$19,250, $19,500 and $19,750, respectively.   A time charter is generally a contract to provide your ship for a predefined period to the charterer for an agreed daily US$ rate. This rate can be fixed or index-linked, with the latter mounting volatility of freight earnings, as shipping freight indices fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the time charter market ensure that there will be employment on the vessel for the defined period, while the index-linked hire rate may enable us to capture increased profit margins during periods of improvements in tanker vessel charter rates.

The International Shipping Industry

The seaborne transportation industry is a vital link in international trade, with ocean going vessels representing the most efficient and often the only method of transporting large volumes of basic commodities and finished products. Demand for tankers is dictated by world oil demand and trade, which is influenced by many factors, including international economic activity; geographic changes in oil production, processing and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States, China and India.

Shipping demand, measured in ton-miles, is a product of (a) the amount of cargo transported in ocean going vessels, multiplied by (b) the distance over which this cargo is transported. The distance is the more variable element of the ton-mile demand equation and is determined by seaborne trading patterns, which are principally influenced by the locations of production and consumption. Seaborne trading patterns are also periodically influenced by geopolitical events that divert vessels from normal trading patterns, as well as by inter-regional trading activity created by commodity supply and demand imbalances. Tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity as well as the long-term impact of oil prices on the location and related volume of oil production. Tonnage of oil shipped is also influenced by transportation alternatives (such as pipelines) and the output of refineries.

Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity, as well as the long-term impact of oil prices on the location and related volume of oil production. Global oil demand returned to limited growth in 2010 and has since been expanding at a modest pace, as a steady rise in Asia has outweighed decreasing demand in Europe and in the United States, with a notable exception for 2020 and 2021 in which years the COVID-19 epidemic dramatically reduced oil demand. According to the International Energy Agency, global oil demand increased to 103.5 million barrels/day in 2025, compared to 102.6 million barrels/day in 2024.

We strategically monitor developments in the tanker industry on a regular basis and, subject to market demand, will seek to enter into shorter or longer time or bareboat charters according to prevailing market conditions.

We will compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We will arrange our time charters and bareboat charters through the use of brokers, who negotiate the terms of the charters based on market conditions. We currently compete primarily with owners of tankers in Suezmax class size. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners.

Customers

Our only customer during 2025 was Clearlake. Additionally, our Newbuilding MR Tanker has entered into a time charter agreement with Trafigura for a period of seven years, starting upon delivery from shipyard, which is expected during the fourth quarter of 2029. The agreement is subject to customary conditions.

Seasonality

Historically, oil trade and, therefore, charter rates increased in the winter months and eased in the summer months as demand for oil and oil products in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry, in general, has become less dependent on the seasonal transport of heating oil than it was a decade ago, as new uses for oil and oil products have developed, spreading consumption more evenly over the year. This is most apparent from the higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles. This seasonality may affect operating results. However, to the extent that our vessels, or any vessels we may acquire are chartered at fixed rates on a long-term basis, seasonal factors will not have a significant direct effect on our business.

Environmental and Other Regulations

Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered, relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expenses, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (the “USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization (IMO)

The IMO, the United Nations (the “UN”) agency for maritime safety and the prevention of pollution by vessels, adopted MARPOL, SOLAS, the International Convention on Load Lines of 1966 (the “LL Convention”) and the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is divided into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk, in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.

Since 2014, the MEPC amendments to MARPOL Annex I Condition Assessment Scheme (“CAS”) have required compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers (“ESP Code”), which provides for enhanced inspection programs. Effective July 1, 2024, amendments to the ESP Code became effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (“PCBs”)) are also prohibited. We believe that all of our vessels are currently compliant in all material respects with these regulations.

MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there has been a global limit of 0.5% m/m sulfur oxide emissions (reduced from 3.50%). This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or exhaust gas cleaning systems (“EGCS”). Ships are required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020. Fuels with higher sulfur content than required by Reg. 14 of Annex VI can still be delivered to a ship, provided the ship uses equivalent measures, such as an EGCS. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” (if the flashpoint is under 70°C) and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, became effective in April 2022. Amendments to Annex VI requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information became effective on May 1, 2024. Additional amendments intended to prevent the supply of oil fuel not complying with SOLAS flashpoint requirements and adding new definitions regarding probability of ignition became effective January 1, 2026. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

MEPC 77 adopted a non-binding resolution which urges member states and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic.

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the ECAs include specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and United States Caribbean area. The Mediterranean Sea became an ECA on May 1, 2024, and compliance obligations began on May 1, 2025. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. At MEPC 82, MEPC announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean, which were adopted in draft amendments to Annex IV that entered into force on March 1, 2026. The Canadian Arctic ECA amendments entered into force on March 1, 2026. The North-East Atlantic Ocean ECA is not yet in effect, but could enter into force in 2027. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (the “EPA”), or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which became effective May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. The IMO net-zero framework was approved by MEPC 83, including the new fuel standard for ships and a global pricing mechanism for emissions. These regulations were approved as amendments and submitted for adoption as legally binding, but in October 2025 the MEPC agreed to adjourn the meeting on adoption until October 2026.

The amended Annex VI also established new tiers of stringent nitrogen oxide (“NOx”) emissions standards for marine diesel engines, depending on their date of installation. Tier III NOx standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage (“GT”) to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”) and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements to April 1, 2022, for several ship types, including gas carriers, general cargo ships, and LNG carriers, with the remaining vessels required to comply beginning on January 1, 2025. MEPC 81 adopted amendments to the guidelines for the development of SEEMPs, including methodology for collecting data. These amendments went into effect on August 1, 2025.

Additionally, MEPC 76 adopted amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. The revised Annex VI entered into force in November 2022 and includes requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements based on a new operational CII. The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII requirement, which took effect from January 1, 2023, ships of at least 5,000 gross tonnage are required to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The EEXI and CII certification requirements entered into effect on January 1, 2023. MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which became effective on May 1, 2024.

MEPC 76 also adopted amendments requiring ships of 5,000 gross tonnage and above to revise their SEEMP to include methodology for calculating the ship’s attained annual operation CII and the required annual operational CII, on or before June 1, 2023. MEPC 76 also approved amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. For ships subject to Regulation 12A (oil fuel tank protection), the prohibition will become effective on or after July 1, 2029.

Pursuant to the IMO’s short-term targets for the reduction of greenhouse gas emissions in the shipping industry by 2030, we may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life, personal injury or property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

Under the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The Military Sealift Command adopted amendments to modernize the Global Maritime Distress and Safety System (“GMDSS”), which entered into force on January 1, 2024. The amendments, which include amendments to SOLAS, may require vessel owners/operators to ensure their radio equipment is compliant.

The ISM Code requires that vessel operators obtain a Safety Management Certificate (an “SMC”) for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain an SMC unless its manager has been awarded a DOC issued by each flag state (or Recognized Organization (an “RO”) on behalf of the flag administration), under the ISM Code. We have obtained applicable DOCs for our offices and SMCs for all of our vessels. Each DOC and SMC are renewed as required.

Amendments to SOLAS chapter II-2, which are intended to prevent the supply of oil fuel not complying with SOLAS flashpoint requirements, requiring that ships carrying oil fuel must, prior to bunkering, be provided with a declaration certifying that the oil fuel supplied is in conformity with SOLAS regulation II-2/4.2.1, entered into effect on January 1, 2026.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, and starting on July 1, 2016 apply to new oil tankers and bulk carriers. Regulation II-1/3-10 requires that all oil tankers and bulk carriers of at least 150 meters in length, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (“GBS Standards”). Amendments to the International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, 2011 became effective and address inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments to the IMDG Code relating to the segregation requirements for certain substances and classification and transport of carbon came into effect in June 2022. Updates to the IMDG Code, in line with the updates to the United Nations Recommendations on the Transport of Dangerous Goods, which set the recommendations for all transport modes, became effective January 1, 2024. In May 2024, the last IMDG Code amendment was adopted, covering additional provisions for ships carrying dangerous goods. The amendment became effective on January 1, 2026.

The IMO has also adopted the STCW. As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Actions by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, effective January 2021, cyber-risk management systems must be incorporated by ship-owners and managers. Additional requirements apply to U.S. flagged vessels. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the BWM Convention in 2004. The BWM Convention entered into force globally on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.

The MEPC maintains guidelines for approval of ballast water management systems (G8). At MEPC 72, amendments were adopted to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP certificate renewal dates. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). MEPC 75 adopted amendments to the BWM Convention that require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This will not apply to ships that already have an installed BWM system certified under the BWM Convention. In December 2022, MEPC 79 permitted the use of ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which came into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted. In March 2024, MEPC 81 adopted amendments to the BWM Convention concerning the use of Ballast Water Record Books in electronic form, which came into force in October 2025. Pursuant to the ongoing review, in Fall 2024, MEPC 82 approved the 2024 Guidance on ballast water record keeping and reporting and the 2024 Guidance for Administrations on the type of approval process for ballast water management systems to support harmonized evaluation by Administrations. The cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. We will ensure that our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force as required by law.

The IMO also adopted the Bunker Convention to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in a ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships (the “Anti‑fouling Convention”), which entered into force on September 17, 2008, and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages are required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time and subsequent surveys are required when the anti‑fouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention came into effect which include controls on the biocide cybutryne: ships shall not apply cybutryne or re-apply anti-fouling systems containing cybutryne from January 1, 2023.

We have obtained Anti-fouling System Certificates for our vessels that are subject to the Anti-fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this Annual Report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

OPA established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200-nautical mile exclusive economic zone around the U.S. The U.S. has also enacted CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;
(iii)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(iv)	loss of subsistence use of natural resources that are injured, destroyed or lost;
(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective March 2023, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,000 (subject to periodic adjustment for inflation), for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of any applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for clean-up, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised as a result of political changes. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”), revised Production Safety Systems Rule (“PSSR”) effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. However, under a new administration, in August 2023, the BSEE released a final Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations. In September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. On January 6, 2025, the Biden administration announced a ban on new offshore oil and gas drilling in more than 625 million acres of U.S. waters on the Atlantic and Pacific coasts and in Alaska, but the ban was challenged. On January 20, 2025, President Trump issued an executive order purporting to revoke this ban, but the full legal effect of the order remains in question. The Trump administration has proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, that could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990, the “CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

The U.S. Clean Water Act (the “CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States,” (“WOTUS”), thereby expanding federal authority under the CWA. In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the CWA in its decision dated May 25, 2023. The final rule became effective September 8, 2023 and operates to limit the CWA. On March 12, 2025, the EPA announced it would work with the U.S. Army Corp of Engineers to review the definition of WOTUS and undertake a rulemaking process to revise the definition of WOTUS. On November 17, 2025, the EPA and Army Corps proposed a new definition of WOTUS to align with the Supreme Court’s decision, narrowing federal jurisdiction and clarifying exclusions. Public comments closed on January 5, 2026.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit, (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, and requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the U.S. Coast Guard must now develop corresponding regulations regarding ballast water within two years of that date. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”), or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard, and state regulations require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. The system entered into force on March 1, 2018. July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5,000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting and verification of CO₂ emissions). In September 2020, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport. From January 1, 2025, Regulation (EU) 2015/757 of the European Parliament and of the Council on the monitoring, reporting and verification of carbon dioxide emissions from maritime transport (“EU MRV”) mandated monitoring and reporting of GHG emissions for ships between 400GT and 5,000GT (general cargo and offshore ships).

On July 14, 2021, the European Commission published a package of draft proposals as part of its “Fit for 55” environmental legislative agenda and as part of the wider EU Green Deal growth strategy. There are two key initiatives relevant to maritime arising from the proposals: (a) a bespoke emissions trading scheme for maritime (“ETS”) which commenced in 2024 and applies to all ships above a gross tonnage of 5,000; and (b) a FuelEU regulation which seeks to require all ships above a gross tonnage of 5,000 to carry on board a “FuelEU certificate of compliance” starting June 30, 2026 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply at berth. ETS was agreed in December 2022 and FuelEU was passed into law on July 25, 2023 and entered into force on January 1, 2025.

More specifically, ETS is to apply gradually over the period from 2024 2026. 40% of allowances had to be surrendered in 2025 for the year 2024; 70% of allowances will have to be surrendered in 2026 for the year 2025; 100% of allowances will have to be surrendered in 2027 for the year 2026. Compliance is to be on a company-wide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who not only assume full compliance for ETS but also under the ISM Code. If the latter contractual arrangement is entered into, this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The first compliance deadline was September 30, 2025 and, going forward, compliance is required on September 30 of each year. The cap under the ETS is set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Over time, amendments have emerged that will allow 100% of non-EU emissions to be caught, as a result of the IMO’s recent failure to introduce global market measures. In addition, the EU MRV system is also being revised such that the scope of ships to be monitored will now extend to those that are 400GT and more. The reason for this is because the ETS will likely apply to ships that are between 400GT and 5,000GT starting from circa 2027. EU MRV already captures cargo and offshore vessels between 400GT and 5,000GT as of January 1, 2025. The first deadline for the surrender of allowances was September 30, 2025, with a few shipping companies missing the deadline for opening a Maritime Operator Holding Account on time and incurring penalties of €100 per each unreported ton of carbon. From a risk management perspective, new systems, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures have been put in place across the industry, at significant cost, to continue to manage the administrative aspect of ETS compliance.

Additionally, on July 25, 2023, the European Council of the European Union adopted FuelEU under the FuelEU Initiative of its “Fit for 55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Due to delays in the incorporation of the regulation into the Agreement on the European Economic Area (“EEA”), there will be delays in its implementation in Europe. Among other things, the Maritime Fuel Regulation requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. Decisions whether to pool, bank or borrow Fuel EU compliance balances will have to be made by April 30, 2026. A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the ETS and FuelEU schemes have significant impact on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

Responsible recycling and scrapping of ships are becoming increasingly important issues for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO adopted the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013 (“SRR”) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. The 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from December 31, 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on-board an Inventory of Hazardous Materials (“IHM”) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance. Now that the Hong Kong Convention has been ratified and entered into force on June 26, 2025, it is expected the EU Ship Recycling Regulation will be reviewed in light of this. Notably, the Hong Kong Convention has seen weak implementation and poor results to date, suggesting the EU may elect not to alter its regulation for the moment.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2016/802 of the Council of May 11, 2016 introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berths in the Baltic, the North Sea, and the English Channel (the so-called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

EU Directive 2004/35/CE (as amended) regarding the prevention and remedying of environmental damage addresses liability for environmental damage (including damage to water, land, protected species and habitats) on the basis of the “polluter pays” principle. Operators whose activities caused the environmental damage are liable for the damage (subject to certain exceptions). With regard to specified activities causing environmental damage, operators are strictly liable. The directive applies where damage has already occurred and where there is an imminent threat of damage. The directive requires preventative and remedial actions, and that operators report environmental damage or an imminent threat of such damage.

In 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the Fit for 55 (described above) to support the climate policy agenda.

On November 10, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive (the “CSRD”). EU member states have 18 months to integrate it into national law. The CSRD creates new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (for example, respect for employee and human rights, anti-corruption and bribery, corporate governance and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD will apply on a phased basis, starting from the financial year 2024 through 2028, to large EU and non-EU undertakings subject to certain financial and employee thresholds being met (as described below). Following the publication of the Omnibus package of proposals on February 26, 2025, which are designed to simplify EU regulations and cut red tape, the application of all reporting requirements in the CSRD for companies that are due to report in 2026 and 2027 has been postponed to 2028 (in respect of the 2027 financial year). The Omnibus package was approved by the EU Parliament on December 16, 2025 and will simplify compliance for small and medium-sized entities (“SMEs”) and all companies with up to 1,000 employees and less than EUR 450 million turnover will be outside the scope of the CSRD. For companies that are in scope, the European Commission will adopt a delegated act to revise and simplify the existing sustainability reporting standards (“ESRS”). The CSRD will now apply to (a) EU undertakings and non-EU issuers, who on an individual or group basis, have more than EUR 450 million net turnover and more than 1,000 employees on average during the financial year; and (b) non-EU ultimate parent undertakings that have more than EUR 450 million net turnover generated in the EU (individually or on a consolidated basis) for each of their last two consecutive financial years; and an EU subsidiary or a branch in the EU with more than EUR 200 million net turnover in the preceding financial year. New systems, personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSRD compliance.

A new Corporate Sustainability Due Diligence Directive (“CSDDD”) was also adopted on July 25, 2024 as part of the Fit for 55 Package and establishes a corporate due diligence duty. CSDDD was to apply to large companies with more than 1,000 employees and the turnover threshold EUR450 million. However, following the approval of the Omnibus agreement on December, 16, 2025, CSDDD is now expected to apply from July 26, 2029 and the thresholds have now been revised to only apply to (a) EU undertakings that have or—if they are an ultimate parent undertaking, their group—has more than EUR 1.5 billion net turnover, and more than 5,000 employees on average during the financial year; and (b) non-EU undertakings that have or—if they are an ultimate parent undertaking, their group—has more than EUR 1.5 billion net turnover generated in the EU. The aim of CSDDD is to foster sustainable and responsible corporate behavior and to anchor human rights and environmental considerations in companies’ operations and corporate governance. The new rules endeavor to ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside Europe. New systems, personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSDDD compliance.

International Labor Organization

The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships of 500 gross tonnage or greater and/or engaged in international trade. We believe that our vessels are in substantial compliance with and are certified to meet MLC 2006 and its amendments.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task having been delegated to the IMO), which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. On January 20, 2025, President Donald Trump signed an executive order initiating the United States’ withdrawal from the Paris Agreement, which took effect on January 27, 2026.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy for the reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, at MEPC 80 in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which revoked the 2018 initial strategy. The 2023 IMO GHG Strategy identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions from transport work, as an average across international shipping, by at least 40% by 2030, compared to 2008 and (3) adoption of zero or near-zero GHG emission technologies, fuels, and/or energy sources, striving to represent 10% of the energy sources used by international shipping by 2030; and (4) to reach net-zero GHG emissions by or around 2050. The IMO net-zero framework was approved by MEPC 83, including the new fuel standard for ships and a global pricing mechanism for emissions. These measures were submitted for adoption as legally binding, but in October 2025 the MEPC agreed to adjourn the meeting on adoption until 2026. The pricing mechanism could be in the form of a global carbon levy or in the form of a global emissions trading scheme thus removing the need for the existing fragmented and localized schemes as are present in the EU, China, Japan and Singapore. The UK too is considering introducing a UK-based emissions trading scheme (“UK ETS”) to apply from July 1, 2026 for ships above 5,000GT but for domestic voyages only (i.e. voyages taking place between two UK ports). These regulations could cause us to incur additional substantial expenses.

As noted above, at the MEPC 70 meeting in October 2016 adopted a mandatory data collection system (“DCS”) which requires ships above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. Unlike the EU MRV (see below), the IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching and off-shore installations. The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data is reported to the flag state. If the data has been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping Information System platform. IMO will then produce annual reports, summarizing the data collected. Thus, currently, data related to the GHG emissions of ships above 5,000 gross tons calling at ports in the EEA must be reported in two separate, but largely overlapping, systems: the EU MRV, which has applied since 2018, and the IMO DCS – which has applied since 2019. The proposed revision of Regulation (EU) 2015/757 adopted on February 4, 2019 aims to align and facilitate the simultaneous implementation of the two systems however it is still not clear when the proposal will be adopted.

The IMO’s MEPC 76 adopted amendments to Annex VI requiring ships to reduce their greenhouse gas emissions. The Revised MARPOL Annex VI entered into force on November 1, 2022. The revised Annex VI includes carbon intensity measures (requirements for ships to calculate their EEXI) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating. MEPC 79 adopted amendments to Annex VI to revise the IMO DCS and reporting requirements in connection with the implementation of the EEXI and the CII framework, these amendments became effective on May 1, 2024.

In 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the Fit for 55 (described above) to support the climate policy agenda. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that could negatively affect our operations. For example, the EPA held a public hearing in January 2023 on a proposal to achieve comprehensive emissions reductions and in December 2023, issued a final rule to sharply reduce emissions of methane and other air pollution from oil and natural gas operations, including storage vessels. In 2024, the EPA issued a final Waste Emissions Charge rule to reduce methane emissions, applicable to waste emissions from high-emitting oil and gas facilities. On March 14, 2025, a joint Congressional resolution, signed by President Trump, disapproved the 2024 Waste Emissions Charge Rule, such that it is no longer in effect. The EPA is evaluating options and obligations with respect to implementing Clean Air Act section 136(c-g) (pertaining to methane emissions and waste reduction).

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures, which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”).

To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (the “ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at, a port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore and, in our case, our Fleet Manager; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant negative financial impact on us.

All vessels have been issued with ISSC, which is subject to verifications that have ensured that the security system and any associated security equipment of the vessel fully complies with the applicable requirements of MTSA and the ISPS Code, is in satisfactory condition and fit for the service for which the vessel is intended.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and the Red Sea and the Arabian Sea areas and the West Africa area including the Gulf of Guinea. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP Maritime Security Guidelines.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society that is a member of the International Association of Classification Societies (“IACS”). The IACS has adopted harmonized Common Structural Rules (the “Rules”), which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by their respective Classification Societies (e.g., DNV, American Bureau of Shipping, Lloyd’s Register of Shipping).

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our financing arrangements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected and we might not be always able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurances

We maintain marine hull and machinery and war risks insurances, which include the risk of actual or constructive total loss, for our vessels. Our vessels are covered up to at least their fair market value with a deductible of $150,000 per incident. We also maintain increased value coverage for our vessels. Under this increased value coverage, in the event of total loss of the relevant vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance, provided by mutual protection and indemnity associations (“P&I Associations”), covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury, illness or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property such as fixed and floating objects, pollution arising from oil or other substances, salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

Our coverage limit is as per International Group’s rules, where there are standard sub-limits for oil pollution at $1 billion, passenger liability at $2 billion and seamen liabilities at $3 billion. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities in excess of each association’s own retention of $10 million up to, currently, approximately $8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels and other vessels we may acquire. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We believe that we have obtained all permits, licenses and certificates currently required to permit our vessels to operate as planned. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business in the future.

C.	Organizational Structure

Rubico Inc. is the owner of all of the issued and outstanding shares of Athenean Empire Inc., Roman Empire Inc. and Roman Shark IX Inc., each incorporated under the laws of the Republic of the Marshall Islands. Rubico Inc. was incorporated on August 11, 2022 as Central Tactical Acquisitions Inc. and on March 3, 2023 its articles of incorporation were amended to effect a change in the name of the corporation to Rubico Inc.

D.	Competition

We operate in markets that are highly competitive, particularly in the tanker industry where ownership of tanker vessels is highly fragmented. Although we believe that at the present time no single company has a dominant position in the markets in which we operate, that could change and we may face substantial competition for charters from a number of established companies who may have greater resources or experience.

The process of obtaining new employment for our fleet generally involves intensive screening, and competitive bidding, and often extends for several months. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as based on customer relationships and our reputation as an owner and operator. Demand for tankers fluctuates in line with the main patterns of trade for the cargoes transported by our vessels and varies according to supply and demand for such refined petroleum products.

E.	Property, Plants and Equipment

We do not own any real estate property. We maintain our principal executive offices at 20 Iouliou Kaisara Str, 19002, Paiania, Athens, Greece. Other than our vessels, we do not have any material property. See “Item 4. Information on the Company—B. Business Overview—Our Fleet.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in “Item 18. Financial Statements.”

For a discussion of our results for the year ended December 31, 2023 compared to the year ended December 31, 2024, please see the section following the discussion of the Year ended December 31, 2022 compared with year ended December 31, 2023 under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” contained in the registration statement on Form 20-F filed by Rubico Inc. with the SEC on June 4, 2025.

This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information–D. Risk Factors.”

A.	Operating Results

Factors Affecting our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

Calendar days. We define calendar days as the total number of days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet during the relevant period and affect both the amount of revenues and expenses that we record during that period.

Available days. We define available days as the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs, or scheduled guarantee inspections in the case of new buildings, vessel upgrades or special or intermediate surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. Our calculation of Available Days may not be comparable to that reported by other companies due to differences in methods of calculation.

Operating days. We define operating days as the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen technical circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenues. Our calculation of Operating Days may not be comparable to that reported by other companies due to differences in methods of calculation.

Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of new buildings, vessel upgrades, special or intermediate surveys and vessel positioning. We believe monitoring Fleet utilization assists management in making decisions regarding areas where we may be able to improve efficiency and increase revenue and as such provides useful information to investors regarding the efficiency of our operations.

TCE Revenues / TCE Rates. We define TCE or time charter equivalent revenues as revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting revenues net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. We calculate daily TCE rates by dividing TCE revenues by operating days for the relevant time period. TCE revenues include demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. Our calculation of TCE may not be similar to other method of calculation of other companies.

In the shipping industry, economic decisions are based on vessels’ deployment upon anticipated TCE rates, and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Consistent with industry practice, we use TCE rates because it provides a means of comparison between different types of vessel employment and, therefore, assists our decision-making process.

In evaluating our financial condition, we focus on the below measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance. In assessing the future performance of our fleet, the greatest uncertainty relates to future charter rates at the expiration of a vessel’s present period employment, whether under a time charter or a bareboat charter. Decisions about future purchases and sales of vessels are based on the availability of excess internal funds, the availability of financing and the financial and operational evaluation of such actions and depend on the overall state of the shipping market and the availability of relevant purchase candidates.

Time Charter Revenues

Our time charter revenues are driven primarily by the number and size of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charterhire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the duration of the charter, the age, condition and specifications of our vessels, levels of supply and demand in the global transportation market for oil and other factors affecting spot market charter rates such as vessel supply and demand imbalances.

Vessels operating on period charters, time charters or bareboat charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the short-term, or spot, charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market, either directly or through a pool arrangement, could generate revenues that are less predictable, but could enable us to capture increased profit margins during periods of improvements in charter rates, although we could be exposed to the risk of declining charter rates, which could have a materially adverse impact on our financial performance. If we employ vessels on period charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Under a time charter, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to CSI, one or more unaffiliated ship brokers and in-house brokers associated with the charterer for the arrangement of the relevant charter.

Under a bareboat charter, the vessel is chartered for a stipulated period of time, which gives the charterer possession and control of the vessel, including the right to appoint the master and the crew. Under bareboat charters, all voyage and operating costs are paid by the charterer.

As of the date of this Annual Report, all of our vessels are bareboat chartered-in under our SLB agreements, which are accounted for as financings. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and value added tax, or VAT, and other miscellaneous expenses. We analyze vessel operating expenses on a U.S. dollar per day basis. Additionally, vessel operating expenses can fluctuate due to factors beyond our control, such as unplanned repairs and maintenance attributable to damages or regulatory compliance and factors which may affect the shipping industry in general, such as developments relating to insurance premiums, or developments relating to the availability of crew.

Voyage Expenses

Voyage expenses primarily consist of port charges, including canal dues, bunkers (fuel costs) and commissions. All these expenses, except commissions, are paid by the charterer under a time charter or bareboat charter contract. The amount of voyage expenses are primarily driven by the routes that the vessels travel, the amount of ports called on, the canals crossed and the price of bunker fuels paid.

Dry-docking Costs

Dry-docking costs relate to regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry-docking costs can vary according to the age of the vessel, the location where the dry-dock takes place, shipyard availability, local availability of manpower and material, and the billing currency of the yard. Please see “Item 18. Financial Statements—Note 2—Significant Accounting Policies.” In the case of tankers, dry-docking costs may also be affected by new rules and regulations. For further information please see “Item 4. Information on the Company—B. Business Overview—Environmental Regulations.”

Management Fees—Related Party

As from May 28, 2020, Athenean Empire Inc. and Roman Empire Inc, our vessel owning subsidiaries, have outsourced to CSI, a related party controlled by the family of Mr. Evangelos J. Pistiolis, all operational, technical and commercial functions relating to the chartering and operation of M/T’s Eco Malibu and Eco West Coast. On March 18, 2026 the Newbuilding MR SPV entered into a Management agreement with CSI to outsource all operational, technical and commercial functions relating to the chartering and operation of the Newbuilding MR Tanker. Since July 15, 2025, we have outsourced all operational, technical and commercial functions relating to the chartering and operation of our current and any future vessels to CSI, pursuant to a letter agreement between CSI and Rubico Inc. See “Item 7. Major shareholders and related party transactions — B. Related Party Transactions”.

General and Administrative Expenses

General and administrative expenses during the year ended December 31, 2024 and for the period from January 1, 2025 up to the Spin-Off distribution date represent an allocation of the expenses incurred by our Former Parent based on the number of calendar days of our vessels to total calendar days of the Former Parent’s fleet. These expenses consisted mainly of executive compensation (including bonuses), professional fees, utilities and directors’ liability insurance.

Our general and administrative expenses after the Spin-Off distribution date include executive compensation paid to Central Mare for the compensation of our executive officers and a number of administrative staff, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses and corporate overhead. Central Mare provides the services of the individuals who serve in the positions of Chief Executive Officer and Chief Financial Officer as well as a number of administrative employees. For further information please see “Item 18. Financial Statements—Note 5—Transactions with Related Parties.”

A portion of our general and administrative expenses is denominated in Euros and is therefore affected by the conversion rate of the U.S. dollar versus the Euro

Inflation

Although inflation has had a moderate impact on our vessel operating expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise over the next few years. Oil transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Interest and Finance Costs

We incur interest expense on outstanding indebtedness under our financing facilities, which we include in interest and finance costs. We also incur finance costs in establishing those facilities which are deferred and amortized over the period of the respective facility. The amortization of such finance costs is presented in interest and finance costs.

Main components of managing our business and main drivers of profitability

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans, sale and leasebacks and bank accounts;
•	management of our accounting system and records and financial reporting;
•	administration of the legal and regulatory requirements affecting our business and assets; and
•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	charter rates and periods of charter hire for our tankers;
•	utilization of our tankers (earnings efficiency);
•	levels of our tankers operating expenses and dry-docking costs;
•	depreciation and amortization expenses;
•	financing costs; and
•	fluctuations in foreign exchange rates.

	Year ended December 31,		change YE24 v YE25
	2024	2025	$	%
Revenues	24,205	23,523	(682)	-3%

EXPENSES:
Voyage expenses	495	596	101	20%
Vessel operating expenses	4,655	4,396	(259)	-6%
Vessel depreciation	4,181	4,180	(1)	0%
Management fees-related party	567	688	121	21%
General and administrative expenses	1,887	1,263	(624)	-33%
Operating income	12,420	12,400	(20)	0%

OTHER EXPENSES:
Interest and finance costs	(6,501)	(8,262)	(1,761)	27%
Loss on derivative financial instruments	-	(1,555)	(1,555)	-100%
Interest income	25	62	37	148%
Total other expenses, net	(6,476)	(9,755)	(3,279)	51%

Net Income	5,944	2,645	(3,299)	-56%

Year on Year Comparison of Operating Results

During the year ended December 31, 2025, revenues, voyage expenses, vessel operating expenses, vessel depreciation and management fees-related party remained approximately on the same levels as during the year ended December 31, 2024; since the Company’s fleet was the same in both years, the vessels remained on the same time-charters and their utilization did not materially vary between the years.

General and administrative expenses

Our general and administrative expenses for the year ended December 31, 2025 include expenses incurred following the Spin-Off date (August 1, 2025 to December 31, 2025) as a result of operating as a separate public company, as well as an allocation of the Former Parent’s general and administrative expenses. This allocation for the period from January 1 to July 31, 2025 was based on the proportion of ownership days of our fleet vessels relative to the total ownership days of the Former Parent’s fleet. Accordingly, comparison to the 2024 period, during which all general and administrative expenses were fully allocated from the Former Parent, does not provide a meaningful basis for comparison.

Interest and finance costs

During the year ended December 31, 2025, interest and finance costs increased by $1.8 million, or 27%, compared to the same period in 2024. The increase was primarily driven by the refinancing of all our vessels in November 2025, which resulted in an aggregate increase in outstanding debt of $10.4 million at the time of refinancing. This refinancing resulted in the acceleration of finance charges related to the AVIC SLB of $0.8 million, as well as $0.7 million of debt prepayment fees. In addition, during 2025, we accelerated $0.5 million of deferred charges and incurred $0.2 million of prepayment fees in connection with the Top Ships Bridge Loan (as defined below) and Tribus Bridge Loan (as defined below), which were both drawn and fully repaid within the year (see “Debt Facilities” below). Interest and finance costs for the year ended December 31, 2025 also include $0.6 million of expenses incurred in connection with the November Offering accounted as interest and finance costs (see “Item 18. Financial Statements—Note 9—Stockholders’ Equity”), which were not incurred in 2024. These increases were partially offset by a $1.0 million decrease in interest expense resulting from a 0.96% decline in the average SOFR rate in 2025 compared to 2024 and lower average outstanding debt due to scheduled loan repayments.

Loss on derivative financial instruments

A loss on derivative financial instruments of $1.5 million reflects the loss recognized on the initial measurements of the Class A and Representative’s Warrants from the Company’s November Offering, net of the gains recognized on subsequent remeasurements of their fair values upon each settlement date (please see “Item 18. Financial Statements—Note 9—Equity”).

Implications of Being an Emerging Growth Company

We had less than $1.235 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting under Section 404(b) of Sarbanes- Oxley;

•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.235 billion in “total annual gross revenues” during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

B.	Liquidity and Capital Resources

Since our formation, our principal sources of funds have been funds in the form of equity or working capital provided by our Former Parent, equity capital raised from our shareholders through public and private issuances of equity and equity-linked securities, operating cash flows, long-term borrowings, including SLBs and short-term borrowings. Our principal use of funds has been capital expenditures to acquire and build our vessels, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and fund working capital requirements.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Future acquisitions are subject to management’s expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.

As of December 31, 2024, we had an indebtedness of $75.8 million, which after excluding unamortized financing fees amounts to a total indebtedness of $77.4 million. As of December 31, 2024, our cash and cash equivalent balances amounted to $2.2 million, held in U.S. dollar accounts, $1.0 million of which were classified as restricted cash.

As of December 31, 2025, we had an indebtedness of $82.3 million, which after excluding unamortized financing fees amounts to a total indebtedness of $83.6 million. As of December 31, 2025, our cash and cash equivalent balances amounted to $4.9 million, held in U.S. dollar accounts, $0.9 million of which are classified as restricted cash.

As of the date of this Annual Report, we have contractual obligations for the acquisition of the Newbuilding MR Tanker of $45.2 million ($6.8 million payable in 2026, $4.5 million payable in 2028 and $33.9 million payable in 2029). Those commitments are financed at 85% as a result of the conclusion of a sale and leaseback financing agreement with a major Chinese leasing company. Moreover, in connection with the Newbuilding MR SPA we had an additional contractual obligation to Central Mare amounting to $4.2 million payable in 2026, that was settled upon consummation of the Newbuilding MR SPA, on March 18, 2026, upon issuance of 4,236 of our Series G Preferred Shares, therefore no cash outflow was required. In addition, upon consummation of the Newbuilding Yacht SPA, our contractual commitment for the acquisition of the Newbuilding Yacht will be Euro 35.5 million or $41.7 million (Euro 18.0 million or $21.1 million payable in 2026 and Euro 17.5 million or $20.5 million payable in 2027), by applying a Euro to U.S. dollar rate of 1.17. Furthermore, we will have additional contractual obligations to the Former Parent (the seller) under the Newbuilding Yacht SPA amounting to $14.5 million, payable in installments over a period ending no later than October 2026. The seller pursuant to the Newbuilding Yacht SPA, under certain circumstances, can demand settlement in the form of newly issued Series E Preferred Shares and thus for the portion settled as such, no cash outflow will be required (please see “Item 18. Financial Statements—Note 5—Transactions with Related Parties”). We expect to finance our liquidity needs and our unfinanced contractual commitments with operational cash flow, debt or equity issuances or a combination thereof. As of the date of this Annual Report, we are in discussions with a number of banks for financing the Newbuilding Yacht. If we are unable to arrange debt or equity financing, it is probable that we may also consider selling a vessel or the Newbuilding Yacht. Any capital commitments in connection with the Newbuilding Yacht  will be non-recourse to us, as the commitments will not be guaranteed by us. Hence, we believe we will be able to finance our obligations that become due in the twelve-month period ending one year after December 31, 2025.

Working Capital Requirements and Sources of Capital

As of December 31, 2025, we had a working capital deficit (current assets less current liabilities) of $3.0 million, which includes an amount of $2.1 million of unearned revenue. This amount represents current liabilities that do not require future cash settlement. For the year ended December 31, 2025 we realized a net income of $2.6 million and generated cash flow from operations of $11.3 million.

In addition, as of  December 31, 2025 we did not have any contractual commitments for the following 12 months. However, subsequent to December 31, 2025, the Newbuilding MR SPA was consummated and, as a result, we assumed commitments of approximately $6.8 million relating to the Newbuilding MR Tanker that fall within the 12-month period following December 31, 2025. Of this amount, approximately $5.8 million is financed pursuant to the sale and leaseback financing we entered into in connection with our acquisition of the Newbuilding MR SPV. Furthermore, upon consummation of the Newbuilding Yacht SPA, we will have contractual commitments for the Newbuilding Yacht of Euro 18.0 million or $21.1 million and  additional contractual obligations to the seller under the Newbuilding Yacht SPA, our Former Parent, amounting to $18.5 million, out of which $4.0 million has already been settled as of the date of this annual report. The seller pursuant to the Newbuilding Yacht SPA, under certain circumstances, can demand settlement in the form of newly issued Series E Preferred Shares and thus for the portion settled as such, no cash outflow will be required.

In our opinion we will be able to finance our working capital deficit and our obligations as they come due in the twelve-month period ending one year after December 31, 2025.

Our operating cash flow for the remainder of 2026 is expected to decrease compared to the same period in 2025, because (i) all of our vessels will undergo drydocking during 2026 and (ii) the fact that, on November 21, 2025, we extended the duration of the fixed term of the time charter parties for both of our vessels, albeit at a lower daily charter rate (from $32,850 to $29,990), effective in January 2026. These decreases are expected to be partially offset by reduced financing costs, as, during 2025, refinancing our debt led to increased debt prepayment fees of $0.9 million. These increased debt prepayment fees include the effects of prepaying the Top Ships Bridge Loan and Tribus Bridge Loan (See Debt Facilities below).

Our medium and long-term liquidity requirements relate to the operation and maintenance expenditure of our vessels, the contractual commitments for the construction of the Newbuilding MR Tanker, the commitments upon consummation of the Newbuilding Yacht SPA and potential asset acquisitions. Sources of funding for our medium and long-term liquidity requirements include cash flows from operations, new debt financing and proceeds from equity offerings.

Cash Flow Information

Cash and cash equivalents and restricted cash were $3.8 million, $2.2 million and $4.9 million as of December 31, 2023, 2024 and 2025, respectively.

Net Cash from Operating Activities.

Net cash provided by operating activities increased by $0.8 million or 7.9% in the year ended December 31, 2025 compared to the year ended December 31, 2024.

Adjustments to reconcile net income to net cash provided by operating activities for the year ended December 31, 2025 totaled $8.8 million. This consisted mainly of $4.2 million of depreciation expenses, $1.6 from a change in the fair value of financial instruments, $1.4 million of amortization and acceleration of deferred financing costs, $0.9 million of debt prepayment fees and $0.7 million of offering costs expensed attributable to warrants treated as liability. The cash inflow from operations was increased by a $2.1 million increase in current liabilities and offset by a $2.2 million increase in current assets.

Adjustments to reconcile net income to net cash provided by operating activities for the year ended December 31, 2024 totaled $4.6 million. This consisted mainly of $4.2 million of depreciation expenses and $0.2 million of amortization of deferred financing costs. The cash inflow from operations was increased by a $0.7 million increase in current liabilities and offset by a $0.5 million increase in current assets.

Net Cash from Investing Activities.

Net cash used in investing activities in the year ended December 31, 2025 was $19.9 million, which related to cash used in the acquisition of the Newbuilding Yacht from the Former Parent and related deferred charges.

There was no net cash used in or provided by investing activities in the years ended December 31, 2024.

Net Cash from Financing Activities.

Net cash provided by financing activities in the year ended December 31, 2025 was $11.3 million, consisting of $84.0 million of proceeds from long term debt, $20.5 million of proceeds from related party debt, $12.2 million of proceeds from issuance of our common stock and warrants net of equity issuance costs, offset by $73.6 million of long-term debt prepayments, $20.5 million of related party debt prepayments, $5.0 million of distributions to the Former Parent, $4.2 million of principal payments of long-term debt, $0.9 million of debt prepayment fees and $1.1 million payments of financing costs.

Net cash used in financing activities in the period ended December 31, 2024 was $12.1 million, consisting of $7.6 million of principal payments of long-term debt, $4.4 million of net advances to the Former Parent and $0.1 million payments of financing costs.

Debt Facilities

For a more complete description of debt facilities entered into in the year ended December 31, 2025 as well as for a description of debt facilities entered into before the year ended December 31, 2025 please see “Item 18. Financial Statements—Note 7—Debt.”.

Prepayments of Financings Committed under Sale and Leaseback Agreements

AVIC SLB

On December 14, 2023 we consummated an SLB with AVIC in the amount of $41.0 million (the “AVIC SLB”), for the purpose of refinancing the indebtedness secured by the M/T Eco West Coast. We bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising 120 consecutive monthly installments of $0.18 million and a balloon payment of $19.0 million payable together with the last installment, plus interest based on Term SOFR plus 2.65% per annum. As part of this transaction, we had continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option would be exercised. At the end of the ten-year period, we had an obligation to buy back the vessel at a cost represented by the balloon payment. On November 6, 2025 we purchased the M/T Eco West Coast for $36.8 million by exercising our purchase option with part of the proceeds from the New Huarong Facility.

Huarong SLB

On December 20, 2023, we consummated an SLB with Huarong in the amount of $41.0 million, for the purpose of refinancing the indebtedness secured by the M/T Eco Malibu. We bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising 120 consecutive monthly installments of $0.18 million and a balloon payment of $19.0 million payable together with the last installment, plus interest based on Term SOFR plus 2.50% per annum. As part of this transaction, we had continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option would be exercised. At the end of the ten-year period, we had an obligation to buy back the vessel at a cost represented by the balloon payment. On November 12, 2025 we purchased the M/T Eco Malibu for $36.8 million by exercising our purchase option. Following the exercise of the purchase option, which was funded with cash and the proceeds of the Top Ships Bridge Loan and Tribus Bridge Loan (see “—New Facilities” below), we concluded an SLB with the same institution (see “—New Huarong Facility”).

New Facilities

Top Ships Inc. bridge loan (“Top Ships Bridge Loan”) and Tribus Sororibus Lax Inc. bridge loan (“Tribus Bridge Loan”)

On November 7, 2025, we entered into two unsecured short-term credit facilities for (i) up to $9.0 million with Top Ships Inc. and (ii) up to $11.5 million with Tribus Sororibus Lax Inc. (“Tribus”), a related party affiliated with Mr. Evangelos J. Pistiolis, for the purpose of partially financing the purchase of M/T Eco Malibu following the exercise of our purchase option under the Huarong SLB (see “Huarong SLB”). Our controlling shareholder is a trust established for the benefit of certain members of the family of Mr. Evangelos J. Pistiolis. Under the Top Ships Bridge Loan and Tribus Bridge Loan we drew down $9.0 million and $11.5 million, respectively, on November 7, 2025. We prepaid both the Top Ships Bridge Loan and the Tribus Bridge Loan on November 12, 2025, upon the consummation of the New Huarong Facility for M/T Eco Malibu. Both the Top Ships Bridge Loan and the Tribus Bridge Loan bore interest of 6.0% per annum, arrangement fees of 2.0% and prepayment fees of 1.0%, in case we prepaid the outstanding balance before its original maturity of 90 days after the drawdown date.

New Financings Committed under Sale and Leaseback Agreements

New Huarong Facility

On November 6, 2025 and November 12, 2025, we consummated SLBs with Huarong in the aggregate amount of $84.0 million ($42.0 million per vessel) for the purpose of refinancing the M/Ts Eco West Coast and Eco Malibu, respectively. The duration of the New Huarong Facility is for ten years and we have continuous options, after the first year, to buy back the vessels at purchase prices stipulated in the New Huarong Facility, depending on when the option will be exercised. At the end of the 10-year period, we have an obligation to buy back the vessels for $20.0 million for M/T Eco West Coast and $19.0 million for M/T Eco Malibu. The New Huarong Facility has similar customary covenants and termination event clauses as the SLBs that preceded them, as further described in “Item 18. Financial Statements—Note 7—Debt.”

Newbuilding MR Facility

On February 20, 2026, we entered the Newbuilding MR SPA. As a condition to closing of the acquisition of the Newbuilding MR SPV, the seller has arranged for a sale and leaseback financing agreement with a major Chinese leasing company. This Newbuilding MR Facility amounts to, in aggregate, 85% of the pre-delivery installments payable under the shipbuilding contract. The aggregate amount of pre-delivery installments payable under the shipbuilding contract is $45.2 million. The Newbuilding MR Facility bears an effective interest rate of Term SOFR plus a margin of 1.80%. Under this financing, upon delivery of the vessel, we will make quarterly installment payments of $0.5 million over a period of 10 years with a balloon payment of $18.2 million payable together with the last installment. In addition, we have provided a corporate guarantee in favor of the leasing company.

Covenant Compliance

As of the date of this annual report we are in compliance with all covenants in the New Huarong Facility and Newbuilding MR Facility.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels. Over the course of 2025, the BDTI reached a high of 1,468 and a low of 799 while the BCTI reached a high of 885 and a low of 534. Historically and even more so since the start of the financial crisis in 2008 the performance of the BDTI has been characterized by high volatility. Although the BDTI was 2,586 as of March 13, 2026, there can be no assurance that the tanker charter market will continue to increase, and the market could again decline.

The war in Ukraine has amplified the volatility in the tanker market. In the short term, the effect of the invasion of Ukraine has been positive for the tanker market, yet the overall longer-term effect on ton-mile demand is uncertain given that cargoes exported previously from Russia will need to be substituted by cargoes from different sources due to the oil and oil products embargo enacted by the United States, the European Union and the United Kingdom.

In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. As described above, the initial effect of the invasion in Ukraine on the tanker freight market was positive, despite the short-term volatility in charter rates and increases on specific items of operating costs. If these conditions are sustained, the longer-term net impact on the tanker market and our business would be difficult to predict. However, such events may have unpredictable consequences, and contribute to instability in the global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. Regarding the possible impact of supply chain disruptions that have or may emanate from the military conflict in Ukraine, our operations have not been affected materially and we do not expect them to be in the future.

The ongoing military conflict between Israel and Hamas has had a direct and indirect impact on the trade of crude oil and refined petroleum products. In addition, since November 2023, vessels in and around the Red Sea have faced an increasing number of attempted hijackings and attacks by drones and projectiles launched from Yemen which armed Houthi groups have claimed responsibility for and which have resulted in casualties and sunken or damaged vessels. Under a May 2025 agreement, the Houthi militant group declared that it would stop targeting most commercial ships crossing the Red Sea, although in July 2025 the Houthis pledged to target ships belonging to any company that conducts business with Israeli ports, and in September 2025 used a cruise missile and two drones to target a container ship. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas, which, if sustained, could reduce regional instability in the Eastern Mediterranean. However, whether the ceasefire will be sustained or will result in a lasting de-escalation of tensions in the region is unknown. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping. Heightened security risks because of attacks on merchant vessels transiting through the Red Sea to or from the Suez Canal has led to an increase in ton-mile demand for vessels as more vessel owners are opting to re-route their vessels around the Cape of Good Hope.

On February 28, 2026, the United States and Israel launched strikes against Iran, killing Iran’s supreme leader Ayatollah Khamenei. In retaliation, Iranian missiles and drones targeted Israel and a number of countries that host US military bases—including Bahrain, the United Arab Emirates, Kuwait, Qatar and Saudi Arabia—and Hezbollah fired projectiles at Israel. There is significant uncertainty about the duration of the war in Iran. These events have destabilized the region and may lead to significant disruptions across all sectors of the shipping industry. Further, shipping through the Strait of Hormuz, a waterway essential to the shipment of crude oil and refined petroleum, may experience prolonged disruption. Iran’s Islamic Revolutionary Guard Corps has warned vessels to avoid the passage. Iran has attacked a number of vessels in the Strait of Hormuz and threatened to attack vessels that try to pass through it. Increased electronic interference may affect navigational and tracking systems, which would heighten the risk of vessel collisions. Although it is impossible to predict exactly how this conflict will affect the tanker industry, it is very likely that a prolonged war will have significant impacts across the sector.

In general, war and global conflicts can have direct and indirect impact on the trade of crude oil and refined petroleum products. The effect, if any, of any particular war or conflict is hard to predict in consequences, severity and length of time, but could have an impact on shipping and the tanker market.

Inflation has had a moderate impact on our vessel operating expenses and corporate overheads. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise over the next few years. Oil transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs and investment in the territories and countries where we or our customers operate, or the perception that they may occur, can depress shipping demand and amplify volatility in the tanker market. In April 2025, the U.S. government announced a baseline tariff of 10% on products imported from all countries and an additional individualized reciprocal tariff on the countries with which the United States has the largest trade deficits. Many of these reciprocal tariffs went into effect in August 2025. Some of these tariffs, including the 10% baseline tariff, were imposed under the International Emergency Economic Powers Act (the “IEEPA”). In February 2026, the Supreme Court of the United States struck down the tariffs imposed via the IEEPA. Although the IEEPA tariffs were ruled illegal, tariffs imposed through other measures still remain in effect. Further, President Trump, using the Trade Act of 1974, has implemented temporary, 150-day 10% tariff on all imports. The tariff imposed under the Trade Act of 1974 are set to expire on July 24, 2026, and the Trump administration may increase the tariff to 15%. The scope and durability of current and future tariff measures is uncertain. Increased tariffs by the United States have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions. Additionally, the U.S. government has announced and rescinded multiple tariffs on several foreign jurisdictions, which has increased uncertainty regarding the ultimate effect of the tariffs on economic conditions. Although we are continuing to monitor the economic effects of such announcements, as well as opportunities to mitigate their related impacts, costs and other effects associated with the tariffs remain uncertain.

For further discussion of industry trends, refer to industry disclosure under “Item 4. Information on the Company—B. Business Overview.”

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, income taxes, depreciation and amortization. Adjusted EBITDA represents net income before interest income and expense, income taxes, depreciation, amortization and loss on derivative financial instruments. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as principal indicators of our performance.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	YEAR ENDED DECEMBER 31,
(Expressed in thousands of U.S. dollars)	2023	2024	2025
Net Income	6,631	5,944	2,645
Add: Vessel depreciation	4,480	4,181	4,180
Add: Interest and finance costs	5,867	6,501	8,262
Less: Interest Income	(62)	(25)	(62)
EBITDA	16,916	16,601	15,025
Add: Loss on derivative financial instruments	-	-	1,555
Adjusted EBITDA	16,916	16,601	16,580

Performance Indicators

The figures shown below are non-GAAP financial and non-financial statistical metrics used by management to measure performance of our vessels. For the “Fleet Data” figures, there are no comparable U.S. GAAP measures.

	YEAR ENDED DECEMBER 31,
(Expressed in thousands of U.S. dollars, except for daily rates)	2023	2024	2025
Fleet Data:
Calendar days	730	732	730
Available days	730	732	730
Operating days	730	732	719
Fleet utilization	100.00%	100.00%	98.49%
Average Daily Results:
TCE rate	32,836	32,391	31,887
Daily Vessel Operating Expenses	6,597	6,359	6,022

Time charter equivalent rate, or TCE rate, is a metric of the average daily revenue performance of a vessel. Our definition of TCE may not be the same as reported by other companies in the shipping industry or other industries. Our method of calculating TCE rate is determined by dividing TCE revenues by operating days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, but are payable by us in the case of a voyage charter, as well as commissions. TCE revenues and TCE rate, which are standard shipping industry performance metrics, provide additional supplemental information in conjunction with shipping revenues, the most directly comparable U.S. GAAP measure. We use TCE rates and TCE revenues to compare period-to-period changes in our performance and it assists investors and our management in evaluating our financial performance. The following table reconciles our net revenues from vessel to TCE rate.

We define vessel operating expenses to include crew wages and related costs, spares and consumable stores, insurance, maintenance and repairs and registration, taxes and other related expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Our ability to control our fixed and variable expenses, including our daily vessel operating expenses, also affects our financial results.

	YEAR ENDED DECEMBER 31,
(Expressed in thousands of U.S. dollars, except for daily rates)	2023	2024	2025
Revenues	24,478	24,205	23,523
Less: Voyage expenses	(508)	(495)	(596)
Time charter equivalent revenues	23,970	23,710	22,927
Operating days	730	732	719
Daily time charter equivalent rate	32,836	32,391	31,887

E.	Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting estimates are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe is our most critical accounting estimate, because it generally involves a comparatively higher degree of judgment in its application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included in this Annual Report.

Impairment of Long-lived Assets

We evaluate the existence of impairment indicators whenever events or changes in circumstances indicate that the carrying values of our long-lived assets are not recoverable. Such indicators of potential impairment include, vessel sales and purchases, business plans and overall market conditions. If there are indications for impairment present, we determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. If the carrying value of the related vessel exceeds its undiscounted projected net operating net cash flows, the carrying value is reduced to its fair value.

The carrying values of our vessels and any vessels we may acquire may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will improve or decrease by any significant degree. Charter rates may be at depressed levels for some time, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

In order to perform the undiscounted cash flow test, we make assumptions about future charter rates, commissions, vessel operating expenses, dry-dock costs, fleet utilization, scrap rates used to calculate estimated proceeds at the end of vessels’ useful lives and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. The undiscounted projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the ten-year historical averages of the one-year, three-year and five-year time charter rates) over the remaining useful life of each vessel, which we estimate to be 25 years from the date of initial delivery from the shipyard. Expected outflows for scheduled vessels’ maintenance and vessel operating expenses are based on historical data and adjusted annually assuming an average annual inflation derived from the most recent twenty-year average consumer price index. Effective fleet utilization, average commissions, dry-dock costs and scrap values are also based on historical data.

In Note 2 to our consolidated financial statements included in this Annual Report we discuss our policy for impairing the carrying value of our vessels. During the past two years, the market values of Suezmax tankers have been materially over their carrying amounts and hence we believe that there are no indications of impairment for our vessels. Thus, no undiscounted cash flow tests were deemed necessary to be performed for any of our vessels. Therefore, for the years ended December 31, 2024 and 2025, this is not considered a critical accounting estimate.

As of December 31, 2024 and 2025, based on third-party valuations, the basic charter-free market value of our operating vessels was higher than their carrying value by approximately 66.7% and 62.9%, respectively.

Our estimates of basic charter-free market value assume that our vessels are in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on third-party valuations from established shipbrokers.

Our vessels are currently employed under long-term time charters. For more information, see “Business Overview—Our Fleet.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is 20 Iouliou Kaisara Str, 19002, Paiania, Athens, Greece.

Name	Age	Position
Kalliopi Ornithopoulou	67	Director, President, Chairwoman, Chief Executive Officer
Nikolaos Papastratis	47	Director, Chief Financial Officer, Secretary
Aristovoulos Christinis	72	Independent Non-Executive Director
George Xiradakis	62	Independent Non-Executive Director
George M. Daskalakis	71	Independent Non-Executive Director

Biographical information with respect to each of our directors and executives is set forth below.

Kalliopi Ornithopoulou has served as our President and Chief Executive Officer since the Spin-Off; she has served as our Chairwoman since 2025. She has more than 40 years of maritime and international business experience in the areas of finance and banking. She has served in executive positions of both Greek and International banks with a specialization in shipping from 1982 until 2010. From September 2009 to the date of this Annual Report she has been a freelance financial advisor for Greek shipping companies as well as for Aegean Baltic Bank and two UK-based banks. Ms. Ornithopoulou holds a B.Sc in Economics and Politics from Pantios University of Athens.

Nikolaos Papastratis has served as a director and our Chief Financial Officer since the Spin-Off; he has served as our Secretary since 2025. He has more than 17 years of experience in the shipping finance, finance and accounting industry. Mr. Papastratis’s experience includes Financial Reporting / Controlling and responsibility for shipping company client accounts at Central Mare Inc. from September 2009 to the date of this Annual Report, a ship management company and a related party affiliated with the family of Mr. Evangelos J. Pistiolis. Currently Mr. Nikolaos Papastratis holds the position of Financial Controller in Central Mare. Prior to Central Mare, Mr. Papastratis was an in-house management consultant at the Vardinogiannis Group of companies for three years and prior to that a consultant in the advisory and corporate finance department of PriceWaterhouseCoopers for two years. Mr. Papastratis holds a BA in Economics from the Kapodistrian University of Athens and an MBA from the Athens Laboratory of Business Administration (ALBA).

Aristovoulos Christinis has served as an Independent Non-Executive Director since the Spin-Off. He has more than 50 years of maritime and international business experience, having started as a deck hand in a cargo vessel and progressed to various executive positions in the operations and chartering departments of London-based tanker and dry-cargo shipping companies (i.e., Solidor Shipping, European Navigation London, Spinoza Shipping, Marcan Shipping and Top Tankers UK). From 1995 to 2004 he was a full member of the Baltic Exchange London, a membership organization for the maritime industry and freight market information provider for the trading and settlement of physical and derivative contracts. From April 2018 to the date of this Annual Report he has worked as freelance advisor to the shipping industry with various worldwide shipping companies. Mr. Christinis holds a Shipping diploma from London Westminster College.

George Xiradakis has served as an Independent Non-Executive Director since the Spin-Off. He has more than 40 years of maritime and international finance experience. He has extensive expertise in the financing of passenger shipping, Ro-Ro and Ro-Pax vessels, along with leisure and recreational shipping, including superyachts and yachting. For many years, he has participated in in-depth portfolio analyses of these sectors and consistently publishes market reports and analytical assessments on their performance and investment trends. He served as Senior Manager at the French bank Credit Lyonnais both in Athens and Paris. In 1999 he founded XRTC Business Consultants (“XRTC”) which acts as a commercial representative of foreign banks and institutions in Greek shipping market. Since 2009, XRTC has acted as an advisor to the Chinese finance market and in 2010, awarded “Financier of the Year 2010” in Lloyd’s List Greek Shipping Awards for the completion of the first bilateral loan between a Chinese bank. This was a milestone transaction in the world of ship financing, being the first transaction in the new Chinese market. He graduated from the Nautical Marine Academy of Aspropyrgos-Athens in 1984 and he holds a diploma in Commercial Operations from City of London Polytechnic and an MSc in Maritime Studies from University of Wales. Mr. Xiradakis is President of the Association of Banking and Financial Executives of Hellenic Shipping and Vice President of China Hellenic Chamber (HCCI). He is President Emeritus of International Propeller Club-Port of Piraeus, Vice President of the Heraklion Port Authority, a member of the board of directors of the Piraeus Chamber of Commerce & Industry, a member of the board of directors of Piraeus Marine Club, a member of the Mediterranean Committee of China Classification Society. He is a member of the Greece-China Association, Hellenic Maritime Museum and Hellas Liberty Floating Museum. He is currently a non-executive director of C3is Inc. and Imperial Petroleum Inc., both of which are listed on Nasdaq, and has also been a board member of other U.S. listed shipping companies.

George M. Daskalakis has served as an Independent Non-Executive Director since the Spin-Off. He has been an active sale and purchase shipbroker for the last 43 years, having participated in more than 3,500 transactions. From July 1996 to the date of this Annual Report he has been the senior partner and director of Allied Shipbroking Inc, one of the largest shipbroking and ship-chartering firms in Greece. Before that, he served as a managing director in Belacasa Compania Naviera S.A. for nine years, where he introduced to the Greek shipping market the bareboat chartering structure and helped establish more than 25 new shipping companies by arranging the purchase and financing of their fleet through finance brokers. From 1980 to 1987 he worked as a shipbroker at Vakis Vlahoulis S.A. and Overseas Agency S.A.

No family relationships exist among any of the directors and executive officers.

B.	Compensation

We expect to pay aggregate cash compensation of $0.1 million for the first year following the Spin-Off for the services of our executive officers and directors. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law. We do not have a retirement plan for our officers or directors.

We entered into an agreement with Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, pursuant to which Central Mare will furnish our executive officers and a number of managerial and administrative employees as described below (the “Executive Services Agreement”). Our controlling shareholder is a trust established for the benefit of certain members of the family of Mr. Evangelos J. Pistiolis.

Under the terms of the agreement for the provision of our executive officers and a number of managerial and administrative employees, we will be obligated to pay base salary and additional incentive compensation as determined by our Board of Directors. The initial term of the agreement will expire after one year from its effective date and will be automatically extended for successive one-year terms unless Central Mare or we provide notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

If an officer is removed from our Board of Directors or not re-elected, then her or his employment will terminate automatically without prejudice to Central Mare’s rights to pursue damages for such termination. In the event of a change of control,  Central Mare shall be entitled to receive a cash payment equal to (i) all fees that would have been due and payable under the contract through its expiry date, as if it had not been terminated, and (ii) an amount equal to three years of the monthly fees payable under the Executive Services Agreement.

Equity Incentive Plan

We have adopted our 2025 Equity Incentive Plan (the “Plan”). The Plan is administered by the Compensation Committee of our Board of Directors, which can make awards totaling in aggregate up to 15% of the number of Common Shares outstanding at the time any award is granted. Under the Plan, our officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units and unrestricted stock units at the discretion of our Compensation Committee. Any awards granted under the Plan that are subject to vesting are conditioned upon the recipient’s continued service as an employee or a director of the Company, through the applicable vesting date.

C.	Board Practices

Our directors do not have service contracts and do not receive any benefits upon termination of their directorships. Our Board of Directors has an audit committee, a compensation committee and a nominating committee. Our Board of Directors has adopted a charter for each of these committees.

Our Board of Directors is divided into three classes. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. We currently have two executive directors and three independent non-executive directors. The terms of our Class A directors, Aristovoulos Christinis and George M. Daskalakis, expire at the annual general meeting of shareholders in 2029. The terms of our Class B directors, George Xiradakis and Nikolaos Papastratis, expire at the annual general meeting of shareholders in 2027. The term of our Class C director, Kalliopi Ornithopoulou, expires at the annual general meeting of shareholders in 2028.

Audit Committee

Our audit committee consists of George Xiradakis (Chairman), Aristovoulos Christinis and George M. Daskalakis. Our Board of Directors has determined that the members of the audit committee meet the applicable independence requirements of the SEC and Nasdaq.

The audit committee has the powers typical of and performs the functions customarily performed by such a committee (including those required of such a committee by Nasdaq and the SEC). The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.

Compensation Committee

Our compensation committee consists of George Xiradakis, Aristovoulos Christinis and George M. Daskalakis, each of whom is an independent director. The compensation committee reviews and approves the compensation of our executive officers.

Nominating Committee

Our nominating committee consists of George Xiradakis, Aristovoulos Christinis and George M. Daskalakis, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors.

D.	Employees

We have no direct employees and our executive officers and a number of administrative employees are furnished to us pursuant to agreements with Central Mare, as described below. Our Fleet Manager ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. As of December 31, 2025, we employed 42 sea-going employees indirectly through our Fleet Manager.

E.	Share Ownership

The Common Shares beneficially owned by our directors and executive officers are disclosed below in “Item 7. Major Shareholders and Related Party Transactions.”

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Prior to the Spin-Off, our sole shareholder was the Former Parent. The following table sets forth information regarding beneficial ownership of our voting securities by each person or entity known by us to be the beneficial owner of more than 5% of each class of our voting securities, each of our directors and executive officers, and all of our directors and executive officers as a group. To the best of our knowledge, except as disclosed in the table below or with respect to our directors and executive officers, we are not controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons. On December 31, 2025, we entered into the Newbuilding Yacht SPA to purchase Roman Explorer Inc., the company that will acquire ownership of the Newbuilding Yacht. Under certain circumstances the Former Parent can demand the payment of installments in the form of newly-issued Series E Preferred Shares. As of the date of this Annual Report, no Series E Preferred Shares are outstanding. On February 20, 2026, we entered into the Newbuilding MR SPA to purchase the Newbuilding MR SPV, the company that will acquire ownership of the Newbuilding MR Tanker. The Newbuilding MR SPA was consummated on March 18, 2026 and on the same date we settled the purchase price of the Newbuilding MR SPA of $4.2 million through the issuance of 4,236 of our Series G Preferred Shares pursuant to the Newbuilding MR SPA. As of the date of this Annual Report, 4,236 Series G Preferred Shares are outstanding. All shareholders of Common Shares are entitled to one vote for each common share held and holders of our Series D Preferred Shares, Series E Preferred Shares and Series G Preferred Shares are entitled to 1,000 votes per Series D Preferred Share, Series E Preferred Share or Series G Preferred Share held.

Information for certain holders is based on their latest filings with the SEC with respect to beneficial ownership of Common Shares or information delivered to us. The calculation of the percentage of class beneficially owned by each such person is based on 7,573,572 Common Shares outstanding as of March 18, 2026, and any additional shares that such person may be deemed to beneficially own in accordance with Rule 13d-3 under the Exchange Act.

Name	Security	Number	Percentage of Class	Percentage of Total Voting Power
Lax Trust(1)	Series D Preferred Shares	100,000	100.0%	89.4%
Central Mare(2)	Series G Preferred Shares	4,236	100.0%	3.8%
Directors and executive officers as a group		0	0	0%

(*)	Less than 1%
(1)
The Lax Trust is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis. The business address of the Lax Trust is Level 3, 18 Stanley Street, Auckland 1010, New Zealand. In order to satisfy the minimum percentage of voting of Mr. Evangelos J. Pistiolis contained in our SLBs as described above as well as any future such minimum voting rights financing agreement covenants, the voting rights per share of Series D Preferred Shares are adjusted such that during the term of any facility containing such a minimum voting percentage covenant, the combined voting power controlled by Mr. Evangelos J. Pistiolis or any related parties affiliated with Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of our total voting power, irrespective of any new common or preferred stock issuances. Both the number of the Series D Preferred Shares and the votes per Series D Preferred Share are not adjusted in case of splits, subdivisions, reverse stock splits or combinations of the Company’s outstanding shares.

(2)
Central Mare Inc. is a company affiliated with the family of Mr. Evangelos J. Pistiolis. The business address of Central Mare is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH 96960, Republic of the Marshall Islands. No holder of Series G Preferred Shares may exercise voting rights pursuant to Series G Preferred Shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series G Perpetual Convertible Preferred Shares, Common Shares or otherwise) to exceed 19.99% of the total number of votes eligible to be cast on any matter submitted to a vote of our shareholders.

Significant Changes in Ownership

No major shareholder has disclosed any significant changes in their shareholding percentage, with the exception of 3 Sororibus Trust, which held 46.8% of the outstanding Common Shares immediately after the Spin-Off, and Evangelos J. Pistiolis, who held a 7.0% stake of our Common Shares immediately after the Spin-Off and reported ownership of less than 5% of the outstanding Common Shares Amendment No. 4 to the Schedule 13D filed with the SEC on November 17, 2025.

Holders

As of March 18, 2026, we had one shareholder of record, Cede & Co, which is located in the United States and held an aggregate of 7,573,572 of our common shares, representing 100% of our outstanding common shares. We believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transactions

Management Agreements

Please see “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” for a description of the management of our vessels, or any vessels we may acquire from CSI and “Item 6. Directors, Senior Management and Employees—B. Compensation.” for a description of the terms under which our officers are provided to us by Central Mare.

Contribution and Conveyance Agreement

We entered into the Contribution and Conveyance Agreement with the Former Parent. Pursuant to the Contribution and Conveyance Agreement, the Former Parent (i) contributed the Rubico Predecessor to us in exchange for the shares distributed in the Spin-Off and (ii) indemnified us and the Rubico Predecessor for any and all obligations and other liabilities arising from or relating to the operation, management or employment of our vessels prior to the effective date of the Spin-Off.

Newbuilding Yacht SPA

On December 4, 2025, we entered into the Newbuilding LOI for the potential acquisition from the Former Parent of the Newbuilding Yacht, with expected delivery in the second quarter of 2027. We made an advance cash payment of $4.0 million that was credited against the acquisition price of the Newbuilding Yacht. A special independent committee composed of independent members of the Board of Directors negotiated and approved the acquisition of the Newbuilding Yacht under the Newbuilding LOI. On December 31, 2025, we entered into the Newbuilding Yacht SPA to purchase Roman Explorer Inc., the company that will acquire ownership of the Newbuilding Yacht, for a purchase price of $38.0 million payable in installments over a period of 300 days following our entry into the Newbuilding Yacht SPA. An amount of $19.5 million was settled through an initial installment payment of $15.5 million and by netting the $4.0 million advance cash payment upon signing the Newbuilding Yacht SPA, with consummation of the purchase and sale of the shares of Roman Explorer Inc. expected to take place no later than March 31, 2026. Furthermore, pursuant to the terms of the Newbuilding Yacht SPA, an additional installment of $4.0 million was made in 2026. Under certain circumstances the Former Parent can demand the payment of installments in the form of newly-issued Series E Preferred Shares. For a description of the Series E Preferred Shares, see “Description of Securities” filed as an exhibit to this Annual Report. Further, the form of Statement of Designation of the Series E Preferred Shares is filed as an exhibit to this Annual Report. Remaining installments payable to the shipyard pursuant to the newbuilding contract amount to $41.7 million (or €35.5 million) payable up to May 2027.

Newbuilding MR SPA

On February 20, 2026, we entered into a Share Purchase Agreement with Central Mare Inc., a related party affiliated with the family of Mr. Evangelos J. Pistiolis, to purchase all of the issued and outstanding shares of Roman Shark IX Inc. (the “Newbuilding MR SPA”), a company that has entered into a shipbuilding contract, dated February 3, 2026, with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the purchase of a 47,499 dwt chemical/product oil carrier. The tanker is scheduled for delivery during 2029.

The $4.2 million purchase price was settled on the closing of the acquisition of Roman Shark IX Inc., on March 18, 2026 through the issuance of 4,236 of our Series G Preferred Shares. The Newbuilding MR SPA contemplated that Central Mare Inc. could demand the payment of any unpaid part of the purchase price in the form of newly-issued Series G Preferred Shares. For a description of the Series G Preferred Shares, see “Description of Securities” filed as an exhibit to this Annual Report. Further, the form of Statement of Designation of the Series G Preferred Shares is filed as an exhibit to this Annual Report. As a condition to closing of the acquisition of the Newbuilding MR SPV, the seller has arranged for a sale and leaseback financing agreement with a major Chinese leasing company. This financing agreement amounts to, in aggregate, 85% of the installments payable under the shipbuilding contract. The aggregate amount of installments payable under the shipbuilding contract is $45.2 million. This financing bears an effective interest rate of Term SOFR plus a margin of 1.80%. Under this financing, upon delivery of the vessel, we will make quarterly installment payments of $0.5 million over a period of 10 years with a balloon payment of $18.2 million payable together with the last installment. The financing has been arranged by Central Mare Inc. and we provided a corporate guarantee in favor of the leasing company.

Debt Facilities and Guarantees

Please see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Debt Facilities” for a description of the debt facilities with our Former Parent and Tribus Sororibus Lax Inc.

In connection with the entry into the New Huarong SLBs, the Former Parent provided a guarantee of the obligations of our vessel-owning subsidiaries under the respective SLBs.

A.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Carve-out Statements and Other Financial Information

See Item 18.

Legal Proceedings

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. We are not a party to any material litigation where claims or counterclaims have been filed against us other than routine legal proceedings incidental to our business.

Dividend Policy

The declaration, timing and amount of any dividend are subject to the discretion of our Board of Directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, dividends to holders of our preferred shares, investment opportunities, restrictions in our financing arrangements, the provisions of the Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors. We have not declared any dividends since our inception. Our Board of Directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs, or be subject to other circumstances in the future, including as a result of the risks described in this Annual Report and any future reports we may file with the SEC, that could reduce or eliminate the amount of cash that we have available for distribution as dividends. Our growth strategy contemplates that we will finance the acquisition of additional vessels in part through raising equity capital. However, if external sources of funds on terms acceptable to us are limited, our Board of Directors may determine to finance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends. In addition, any credit facilities that we may enter into or the terms of preferred shares which we may issue in the future may include restrictions on our ability to pay dividends on our Common Shares. Further, under the terms of our current financing arrangements, and possibly any future financing arrangements, we will not be permitted to pay dividends that would result in an event of default or a termination event or if an event of default or a termination event has occurred and is continuing. As a result of these and other factors, we cannot assure you that our Board of Directors will declare dividend payments on our Common Shares in the future.

In addition, since we are a holding company with no material assets other than the shares of our subsidiaries and affiliates through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries and affiliates distributing to us their earnings and cash flow.

Further, Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend, and dividends may be declared and paid out of our operating surplus. Dividends may also be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. As a newly incorporated company, we may not have the required surplus or net profits to pay dividends, and we may be unable to pay dividends in any anticipated amount or at all.

B.	Significant Changes

There have been no significant changes since the date of the carve-out financial statements included in this Annual Report, other than those described in Note 11 “Subsequent Events” of such financial statements.

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

Share History and Markets

Since August 4, 2025, the primary trading market for our common shares has been Nasdaq, on which our shares are now listed under the symbol “RUBI”

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

Our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws have been filed as exhibits to this Annual Report. A description of the material terms of our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws and of the rights, preferences and restrictions attaching to each class of our shares, and matters relating to our meetings of shareholders, is included in “Description of Securities Registered under Section 12 of the Exchange Act” which has been filed as Exhibit 2.11 to this Annual Report and is incorporated by reference herein.

Under our Amended and Restated Articles of Incorporation, our authorized share capital stock consists of:

•
1,000,000,000 Common Shares, par value $0.01 per share, of which 7,573,572  shares, as adjusted for cancellation of fractional shares, are issued and outstanding as of the date of this Annual Report; and

•
20,000,000 preferred shares, par value $0.01 per share, out of which (i) 100,000 Series D Preferred Shares have been designated, of which 100,000 are issued and outstanding as of the date of this Annual Report; and 4,236 Series G Preferred Shares have been designated, of which 4,236 are issued and outstanding as of the date of the Annual Report.

Additionally, as of the date of this Annual Report, we have outstanding:

•	Class A Warrants exercisable for up to 10 Common Shares;
•	Class B Warrants exercisable for up to 1,282,050 Common Shares; and
•	January Representative Warrants exercisable for up to 42,735 Common Shares.

Broadridge Financial Solutions, Inc. is the transfer agent and registrar for our Common Shares.

C.	Material contracts

Attached as exhibits to this Annual Report are the contracts we consider to be both material and outside the ordinary course of business and are to be performed in whole or in part after the filing of this Annual Report. We refer you to “Item 4. Information on the Company—A. History and Development of the Company,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources,” “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of these contracts. Other than as discussed in this Annual Report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D.	Exchange controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our Common Shares.

E.	Taxation

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the ownership and disposition of our Common Shares. The discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. This discussion does not purport to deal with the tax consequences of owning Common Shares to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our Common Shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for the alternative minimum tax or the “base erosion and anti-avoidance” tax, dealers in securities or currencies, U.S. Holders, as defined below, whose functional currency is not the U.S. dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement” and investors that own, actually or under applicable constructive ownership rules, 10% or more of the vote or value of our outstanding shares, may be subject to special rules. This discussion deals only with holders who hold the Common Shares as capital assets. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of Common Shares.

Marshall Islands Tax Consequences

We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders, and holders of our Common Shares that are not residents of or domiciled or carrying on any commercial activity in the Republic of the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of our common share.

U.S. Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.- source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

In the absence of exemption from tax under Section 883 of the Code, our gross U.S.-source shipping income generally would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the Treasury Regulations thereunder, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if:

(1)	we are organized in a foreign country, or our “country of organization”, that grants an “equivalent exemption” to corporations organized in the United States; and

(2)	either

A.
more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (each such individual a “qualified shareholder” and such individuals collectively, “qualified shareholders”), which we refer to as the “50% Ownership Test,” or

B.
our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands, the jurisdiction where we and the Rubico Predecessor are incorporated, grants an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

In order to satisfy the 50% Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its shares is owned, for at least half of the number of days in the non-U.S. corporation’s taxable year, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury Regulations) of countries, other than the United States, that grant an equivalent exemption, (2) non-U.S. corporations that meet the Publicly-Traded Test and are organized in countries that grant an equivalent exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Treasury Regulations). A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Treasury Regulations). We believe that the Rubico Predecessor satisfied the 50% Ownership Test for the 2025 taxable year and intend to take this position on our U.S. federal income tax return for the 2025 year. This is a factual determination made on an annual basis, and no assurance can be given that we will satisfy the 50% Ownership Test in future taxable years.

In order to satisfy the Publicly-Traded Test, Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. We anticipate that our Common Shares, which are our sole class of issued and outstanding stock that is traded, will be “primarily traded” on The Nasdaq Stock Market LLC, which is an established securities market for this purpose. In order to satisfy the Publicly-Traded Test, Treasury Regulations also require that our stock be “regularly traded” on an established securities market. Under the Treasury Regulations, our stock generally will be considered to be “regularly traded” if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the “listing threshold.” Our Former Parent’s common stock, which is listed on the NYSE American LLC and is our Former Parent’s only class of publicly-traded stock, did not constitute more than 50% of our Former Parent’s outstanding shares by vote for the 2025 taxable year, and accordingly, our Former Parent did not satisfy the listing threshold for the 2025 taxable year.

Taxation in the Absence of Exemption under Section 883 of the Code

To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross basis tax regime.” Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the exemption under Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax imposed at a current rate of 21%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States, or in the case of leasing income, is attributable to such fixed place of business in the United States.

We do not currently have, nor intend to have or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States or will otherwise not be subject to U.S. federal income taxation.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our Common Shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust (i) if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has in effect a valid election to be treated as a United States person for U.S. federal income tax purposes.

If a partnership holds our Common Shares, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our Common Shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies, or PFICs, below, any distributions made by us with respect to our Common Shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his Common Shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our Common Shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our Common Shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as The Nasdaq Stock Market LLC on which our Common Shares are listed); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed in more detail below); (3) the U.S. Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

We believe that neither we nor the Rubico Predecessor was a PFIC for its 2025 taxable year and we do not expect to be treated as a PFIC in the current or subsequent taxable years. If we were treated as a PFIC in a given year, any dividends paid by us during that year or the following year generally will not be treated as “qualified dividend income” in the hands of a U.S. Non-Corporate Holder. Any dividends we pay which are not eligible for the preferential rates applicable to “qualified dividend income” will be taxed as ordinary income to a U.S. Non-Corporate Holder.

Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in (or, in certain circumstances, fair market value of) a common share or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in a common share. If we pay an “extraordinary dividend” on our Common Shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such Common Shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common shares

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our Common Shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

3.8% Tax on Net Investment Income

A U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s net investment income for the taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000).

A U.S. Holder’s net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other disposition of our Common Shares. This tax is in addition to any income taxes due on such investment income. Net investment income generally will not include a U.S. Holder’s pro rata share of our income and gain if we are a PFIC and that U.S. Holder makes a QEF election, as described below in “—The QEF Election”). However, a U.S. Holder may elect to treat inclusions of income and gain from a QEF election as net investment income. Failure to make this election could result in a mismatch between a U.S. Holder’s ordinary income and net investment income.

If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of our Common Shares.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our Common Shares, either

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute “passive income” for these purposes. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

In general, income derived from the bareboat charter of a vessel will be treated as “passive income” for purposes of determining whether we are a PFIC and such vessel will be treated as an asset which produces or is held for the production of “passive income.” On the other hand, income derived from the time charter of a vessel should not be treated as “passive income” for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of “passive income.”

We believe that neither we nor the Rubico Predecessor was a PFIC for its 2025 taxable year because it had no bareboat chartered-out vessels and consequently no gross income from vessels on bareboat charter. Furthermore, based on our current assets and activities, we do not believe that we will be a PFIC for the subsequent taxable years. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

If we are a PFIC for any taxable year, a U.S. Holder will be treated as owning his proportionate share of the stock of any of our subsidiaries which is a PFIC. The PFIC rules discussed below will apply on a company-by-company basis with respect to us and each of our subsidiaries which is treated as a PFIC.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF Election.” As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our Common Shares, which election is referred to as a “Mark-to-Market Election”. A U.S. Holder holding PFIC shares that does not make either a “QEF Election” or “Mark-to-Market Election” will be subject to the Default PFIC Regime, as defined and discussed below in “Taxation—U.S. Federal Income Taxation of U.S. Holders—Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.”

If we were to be treated as a PFIC, a U.S. Holder would be required to file IRS Form 8621 to report certain information regarding us.

The QEF Election

If a U.S. Holder makes a timely QEF Election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes such holder’s pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were made by us to the Electing Holder. The Electing Holder’s adjusted tax basis in the Common Shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the Common Shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our Common Shares. A U.S. Holder would make a QEF Election with respect to any year that our company is a PFIC by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. It should be noted that if any of our subsidiaries is treated as a corporation for U.S. federal income tax purposes, a U.S. Holder must make a separate QEF Election with respect to each such subsidiary.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Making the Election. Alternatively, if, as is anticipated, our Common Shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a Mark-to-Market Election with respect to the Common Shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. The Common Shares will be treated as “marketable stock” for this purpose if they are “regularly traded” on a “qualified exchange or other market.” The Common Shares will be “regularly traded” on a qualified exchange or other market for any calendar year during which they are traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. The Nasdaq Stock Market LLC should be treated as a “qualified exchange or other market” for this purpose. However, it should be noted that a separate Mark-to-Market Election would need to be made with respect to each of our subsidiaries which is treated as a PFIC. The stock of these subsidiaries is not expected to be “marketable stock.” Therefore, a “mark-to-market” election is not expected to be available with respect to these subsidiaries.

Current Taxation and Dividends. If the Mark-to-Market Election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the Common Shares at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the Common Shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in its Common Shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election. Any income inclusion or loss under the preceding rules should be treated as gain or loss from the sale of Common Shares for purposes of determining the source of the income or loss. Accordingly, any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes. A U.S. Holder’s tax basis in his Common Shares would be adjusted to reflect any such income or loss amount. Distributions by us to a U.S. Holder who has made a Mark-to- Market Election generally will be treated as discussed above under “Taxation—U.S. Federal Income Taxation of U.S. Holders—Distributions.”

Sale, Exchange or Other Disposition. Gain realized on the sale, exchange, redemption or other disposition of the Common Shares would be treated as ordinary income, and any loss realized on the sale, exchange, redemption or other disposition of the Common Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Any loss in excess of such previous inclusions would be treated as a capital loss by the U.S. Holder. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations. Any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.

Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election

Finally, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election with respect to any taxable year in which we are treated as a PFIC, or a U.S. Holder whose QEF Election is invalidated or terminated, or a Non-Electing Holder, would be subject to special rules, or the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the Common Shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the Common Shares), and (2) any gain realized on the sale, exchange, redemption or other disposition of the Common Shares.

Under the Default PFIC Regime:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the Common Shares;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Any distributions other than “excess distributions” by us to a Non-Electing Holder will be treated as discussed above under “Distributions.”

These penalties would not apply to a pension or profit-sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the Common Shares. If a Non-Electing Holder who is an individual dies while owning the Common Shares, such Non-Electing Holder’s successor generally would not receive a step- up in tax basis with respect to the Common Shares.

U.S. Federal Income Tax Treatment of the Spin-Off

Generally, any cash and the fair market value of property, such as the Company’s Common Shares in the hands of another corporation, that is distributed by such corporation will be treated as a distribution, as described below. However, under Section 355 of the Code, a company may undergo a corporate division, such as the Spin-Off, and distribute stock of a controlled corporation, such as the Company when it was wholly-owned by the Former Parent, on a tax-free basis if both the distributing and controlled corporations are treated as having been engaged in the conduct of an active trade or business for the prior five years and certain other requirements are met. The Company and the Former Parent intend to take the position that they are unable to satisfy all of the requirements imposed by Section 355 of the Code to treat the Spin-Off as a tax-free corporate division for U.S. federal income tax purposes.

If the Company and the Former Parent were able to satisfy the requirements of the Section 355 of the Code, U.S. Holders that receive the Company’s Common Shares in the Spin-Off would not be treated as receiving a taxable dividend, as described below, and a U.S. Holder that received the Company’s Common Shares would generally be required to allocate a portion of such holder’s tax basis in its Former Parent common stock to the Company’s Common Shares the holder received in the Spin-Off. The amount of that basis should be allocated in proportion to the relevant fair market values of the Former Parent’s common stock and the Company’s Common Shares.

The remainder of this discussion will assume that the Spin-Off will not qualify as a tax-free corporate division for U.S. federal income tax purposes. U.S. Holders that receive the Company’s Common Shares and cash in lieu of fractional shares in the Spin-Off will be treated as receiving a distribution from the Former Parent. The fair market value of the Company’s Common Shares distributed will be treated as a dividend to the extent of the Former Parent’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the Spin- Off represents a distribution in excess of such current and accumulated earnings or profits, for a U.S. Holder of the Former Parent’s common stock, the fair market value of the Company’s Common Shares distributed will be treated first as a non-taxable return of capital dollar-for-dollar until such holder’s tax basis is $0, and thereafter as capital gain. Because the Former Parent is not a United States corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions such corporate U.S. Holders receive. U.S. Holders’ basis in the Company’s Common Shares received in the Spin-Off will be equal to the fair market value as of the date of distribution of such shares. Please consult your personal tax advisor regarding the U.S. federal income tax consequences of the Spin-Off to you.

U.S. Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of our Common Shares (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our Common Shares, unless that income is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our Common Shares, unless:

•
the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the Common Shares, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, the earnings and profits of such Non-U.S. Holder that are attributable to effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. In addition, such payments will be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an applicable IRS Form W-8.

If you sell your Common Shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your Common Shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your Common Shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your U.S. federal income tax liability by filing a refund claim with the IRS.

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our Common Shares, unless the shares are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

We file reports and other information with the SEC. Our SEC filings are available to the public at the website maintained by the SEC at http://www.sec.gov, as well as on our website at www.rubicoinc.com. Information on such websites does not constitute a part of this Annual Report and is not incorporated by reference herein.

I.	Subsidiary information

Not applicable.

J.	Annual Report to Security Holders

We are currently not required to provide an annual report to security holders in response to the requirements of Form 6-K.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Currently, our financing facilities use variable interest rates as we pay interest at SOFR plus a margin. Consequently, we are exposed to risks associated with changes in SOFR, since we have not entered into any hedging contracts to protect against such interest rate fluctuations. Furthermore, in the future, depending on our vessel acquisitions and financing arrangements, our exposure to risks associated with changes in interest rates relating to any unhedged variable–rate borrowings, according to which we will pay interest at SOFR plus a margin (and if applicable a credit adjustment spread) may increase. As such increases in interest rates could affect our results of operations and ability to service our debt.

Based on the amount of our outstanding fluctuating interest rate indebtedness, as of December 31, 2025, a hypothetical one percentage point increase in the U.S. dollar SOFR would increase our interest rate expense for 2026, on an annualized basis, by approximately $0.84 million.

Based on the amount of our outstanding fluctuating interest rate indebtedness, as of December 31, 2024, a hypothetical one percentage point increase in the U.S. dollar SOFR would increase our interest rate expense for 2025, on an annualized basis, by approximately $0.77 million

Based on the amount of our outstanding fluctuating interest rate indebtedness, as of December 31, 2023, a hypothetical one percentage point increase in the applicable interest rate would increase our interest rate expense for 2024, on an annualized basis, by approximately $0.82 million.

Foreign Currency Exchange Rate Risk

We generate all of our revenue in U.S. dollars. The minority of our operating expenses and part of our general and administration expenses are anticipated to be in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not consider the risk from exchange rate fluctuations to be material for our results of operations. However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations. We have not hedged currency exchange risks associated with our expenses.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

We evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025. Based on that evaluation, our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) have concluded that, as of such date, our disclosure controls and procedures were effective and ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c)	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies and because, as an emerging growth company, we are exempt from this requirement.

(d)	Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the year covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

George Xiradakis serves as a member of our audit committee. Our Board of Directors has determined that George Xiradakis qualifies as an “audit committee financial expert” and is “independent” according to the applicable SEC rule.

ITEM 16B.	CODE OF ETHICS

Our Board of Directors has adopted a Corporate Code of Business Ethics and Conduct (our “Code of Ethics”), that applies to all employees, directors and officers, which complies with applicable guidelines issued by the SEC. The finalized Code of Ethics has been approved by our Board of Directors and was distributed to all employees, directors and officers. This document is available under the “Corporate Governance” tab in the “Investors” section of our website at www.rubicoinc.com. Information on or accessed through our website does not constitute a part of this annual report and is not incorporated by reference herein. We will also provide any person a hard copy of our code of ethics free of charge upon written request. Shareholders may direct their requests to the attention of Mr. George Xiradakis at the address and phone number of our executive offices. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of our Code of Ethics by posting such information on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to us for the years ended December 2024 and 2025 represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm. Audit fees represent compensation for professional services rendered for the audit of the annual financial statements, fees for the review of interim financial information as well as in connection with the review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. For 2024 and 2025, no other non-audit, tax or other fees were charged:

	2024	2025
Audit fees	$92.3	$292.1

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee charter contains pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2‑01 of Regulation S-X that require our audit committee to review and pre-approve all auditing services and permitted non-auditing services rendered to the Company by its outside auditors (subject to the exception provided in paragraph (c)(7)(i)(C) of Rule 2‑01 of Regulation S-X for certain de minimis non-audit services not recognized by the Company at the time of the engagement), in each case including fees. Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services. Those services provided before the completion of our Spin-Off on August 1, 2025, were pre-approved by the Audit Committee of Top Ships Inc.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, we are permitted to follow certain corporate governance rules of its home country in lieu of Nasdaq’s corporate governance rules. Our corporate governance practices deviate from Nasdaq’s corporate governance rules in the following ways:

•
In lieu of obtaining shareholder approval prior to the issuance of designated securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, we will comply with provisions of the BCA, providing that the board of directors approves adoptions of and material amendments to equity compensation plans. Likewise, in lieu of obtaining shareholder approval prior to the issuance of securities in certain circumstances, including the issuance of stock with differential voting rights, consistent with the BCA and our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws, the board of directors approves certain share issuances.

•	The Company’s Board of Directors is not required to meet regularly in executive sessions without management present.
•
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our second amended and restated bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We have adopted an insider trading policy, as a component of our Code of Ethics, which applies to all of the Company’s directors, officers and employees as well as their family members, and sets forth procedures governing the purchase, sale and other disposition of our securities by such parties. Our insider trading policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our insider trading policy has been filed as exhibit 11.1 hereto.

ITEM 16K.	CYBERSECURITY

We believe that cybersecurity is fundamental in our operations and, as such, we are committed to maintaining robust governance and oversight of cybersecurity risks and to implementing comprehensive processes and procedures for identifying, assessing and managing material risks from cybersecurity threats as part of our broader risk management system and processes. Our cybersecurity risk management strategy prioritizes detection, analysis and response to known, anticipated or unexpected threats; effective management of security risks; and resiliency against incidents. With the ever-changing cybersecurity landscape and continual emergence of new cybersecurity threats, our Board of Directors and senior management team ensure that adequate resources are devoted to cybersecurity risk management and the technologies, processes and people that support it. We implement risk-based controls to protect our information, the information of our customers, suppliers and other third parties, our information systems, our business operations and our vessels.

As part of our cybersecurity risk management system, our information & technology management team, led by our senior IT manager with extensive experience managing information & technology systems, tracks and logs privacy and security incidents across our Company, our vessels, our customers, suppliers and other third-party service providers to remediate and resolve any such incidents. Significant incidents are reviewed regularly by our information & technology management team to determine whether further escalation is appropriate. We also engage third parties, such as specialized assessors and consultants to audit our information security systems, whose findings are reported to our senior management team. Any identified incident assessed as potentially being or potentially becoming material is immediately escalated for further assessment, and then reported to our senior management team who is responsible to assess its overall materiality in due time and decide whether further reference to our Board of Directors is necessary. We further consult with outside counsel as appropriate, including on materiality analysis and disclosure requirements’ matters, and our senior management, in cooperation if required with our Board of Directors, makes the final materiality determinations and disclosure and other compliance decisions.

As we do not have a dedicated board committee solely focused on cybersecurity, our senior management team has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks, and it reports any material findings and recommendations, as appropriate, to our Board of Directors for consideration.

Overall, our approach to cybersecurity risk management includes the following key elements:

(i)	Continuous monitoring of cybersecurity threats, both internal and external, through the use of data analytics and network monitoring systems.
(ii)	Engagement of third-party consultants and other advisors to assist in assessing points of vulnerability of our information security systems.
(iii)
Overall assessment of cybersecurity incidents materiality and potential impact on the Company’s operations and financial condition by our senior management team and our Board of Directors, in cooperation, if considered necessary, with specialized external consultants.

(iv)	Oversight responsibility of cybersecurity risks and compliance with relevant disclosure requirements lies with our senior management team and our Board of Directors.
(v)
Training and Awareness—we have various information technology policies relating to cybersecurity. We also provide employee training that is administered on periodic and on case-by-case bases that reinforces our information technology policies, standards and practices, as well as the expectation that employees comply with these policies and identify and report potential cybersecurity risks.

We continue to invest in our cybersecurity systems and to enhance our internal controls and processes. Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. While we have dedicated appropriate resources to identifying, assessing and managing material risks from cybersecurity threats, our efforts may not be adequate, may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, results of operations and financial condition. For more information certain risks associated with cybersecurity, see “Item 3. Key Information—D. Risk Factors Risks—We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18. “Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

The financial statements beginning on page F-1 are filed as a part of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on July 21, 2025)
1.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on July 21, 2025)
1.3
Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.3 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on December 31, 2025)

1.4	Articles of Amendment to the Amended and Restated Articles of Incorporation*
2.1	Form of Common Share Certificate (incorporated by reference to Exhibit 2.1 of the Registration Statement on Form 20-F previously filed with the SEC by Rubico Inc. on June 21, 2023)
2.2	Statement of Designation of the Series A Participating Preferred Stock of the Company*
2.3	Statement of Designation of the Series D Preferred Shares of the Company*
2.4
Form of Statement of Designation of the Series E Preferred Shares of the Company (incorporated by reference to Exhibit 3.6 of Amendment No.1 to the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on December 31, 2025)

2.5	Statement of Designation of the Series G Preferred Shares of the Company*
2.6	Form of Class A Warrant (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on September 22, 2025)
2.7	Form of November Pre-funded Warrant (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on September 22, 2025)
2.8	Form of November Representative Warrant (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on September 22, 2025)
2.9	Form of Class B Warrant (incorporated by reference to Exhibit 4.5 of Amendment No.1 to the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on December 31, 2025)
2.10
Form of January Pre-funded Warrant (incorporated by reference to Exhibit 4.6 of Amendment No.1 to the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on December 31, 2025)

2.11
Form of January Representative Warrant (incorporated by reference to Exhibit 4.7 of Amendment No.1 to the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on December 31, 2025)

2.12	Description of Securities*
4.1	Shareholders’ Rights Agreement by and between the Company and Broadridge Financial Services Inc. as Rights Agent*
4.2
Contribution and Conveyance Agreement dated August 1, 2025, by and between the Company and Top Ships Inc. (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on August 13, 2025)

4.3
Management Agreement by and between Athenean Empire Inc. and Central Shipping Inc. (incorporated by reference to Exhibit 4.5 of the Registration Statement on Form 20-F previously filed with the SEC by Rubico Inc. on June 21, 2023)

4.4
Management Agreement by and between Roman Empire Inc. and Central Shipping Inc. (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form 20-F previously filed with the SEC by Rubico Inc. on June 4, 2025)

4.5
Letter Agreement dated August 1, 2025, from Central Shipping Inc. to the Company, in respect of provision of management services (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on August 13, 2025)

4.6
Loan Agreement for a Secured Floating Interest Rate Loan Facility of up to $38,000,000, dated May 6, 2021, by and among Alpha Bank S.A. and Athenean Empire Inc. in relation to the M/T Eco Malibu (incorporated by reference to Exhibit 4.23 of the Annual Report on Form 20-F filed with the SEC by Top Ships Inc. on April 15, 2022)

4.7
Deed of Amendment and Restatement dated June 22, 2023, among Roman Empire Inc. as borrower and hedge guarantor, Top Ships Inc. as parent guarantor and ABN AMRO Bank N.V. as arranger, lender, hedge counterparty , facility agent and security agent, relating to a facility agreement dated March 18, 2021 in respect of the financing of M/T Eco West Coast. (incorporated by reference to Exhibit 4.7 of the Registration Statement on Form 20-F previously filed with the SEC by Rubico Inc. on June 4, 2025)

4.8	Bareboat Charter dated August 7, 2025, between Lustre 6 Holding Limited and Athenean Empire Inc. and in respect of M/T Eco Malibu*
4.9	Guarantee dated August 7, 2025, between Rubico Inc. and Lustre 6 Holding Limited, relating to the bareboat charter of M/T Eco Malibu*
4.10	Bareboat Charter dated August 7, 2025, between Lustre 4 Holding Limited and Roman Empire Inc. and in respect of M/T Eco West Coast*
4.11	Guarantee dated August 7, 2025, between Rubico Inc. and Lustre 4 Holding Limited, relating to the bareboat charter of M/T Eco West Coast*
4.12
Form of Securities Purchase Agreement by and among the Company and the purchasers in the Private Placement (incorporated by reference to Exhibit 4.12 of the Registration Statement on Form 20-F previously filed with the SEC by Rubico Inc. on June 4, 2025)

4.13	Equity Incentive Plan (incorporated by reference to Exhibit 4.13 of the Registration Statement on 20-F previously filed with the SEC by Rubico Inc. on June 4, 2025
4.14
Common Share Purchase Agreement by and between the Company and B. Riley Principal Capital II, LLC, dated July 21, 2025 (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on July 21, 2025)

4.15
Registration Rights Agreement by and between the Company and B. Riley Principal Capital II, LLC, dated July 21, 2025 (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on July 21, 2025)

4.16
Form of Registration Rights Agreement dated August 4, 2025, by and among the Company and the purchasers in the Private Placement (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on August 13, 2025)

4.17
Share Purchase Agreement between the Company and Top Ships Inc., dated December 31, 2025 (incorporated by reference to Exhibit 10.20 of Amendment No. 1 to the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on December 31, 2025)

4.18
Form of Securities Purchase Agreement by and among the Company and the purchasers in the January Offering (incorporated by reference to Exhibit 10.21 of Amendment No. 1 to the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on December 31, 2025)

4.19	Offer Letter for the Provision of Management Services, dated July 15, 2025, by Central Shipping Inc. and countersigned by Rubico Inc.*
4.20	Executive Services Agreement, dated January 22, 2026, by and between Rubico Inc. and Central Mare Inc.*

4.21
Shipbuilding Contract dated February 3, 2026, between Roman Shark IX Inc. and Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction Product oil Tanker having builder’s Hull Number 25110062*

4.22	Share Purchase Agreement between the Company and Central Mare Inc., dated February 20, 2025*
4.23	Memorandum of Agreement between Roman Shark IX Inc. and Tianjin Jinhai Sanshisi Leasing Co., Ltd. in respect of Hull Number 25110062*
4.24	Bareboat Charter between Tianjin Jinhai Sanshisi Leasing Co., Ltd. and Roman Shark Inc. in respect of Hull Number 25110062*
4.25	Guarantee between Rubico Inc. and Tianjin Jinhai Sanshisi Leasing Co., Ltd., relating the bareboat charter of the Product Oil Tanker having builder’s hull no. 25110062*
8.1	List of Subsidiaries*
11.1	Insider Trading Policy*
12.1	Certification of the Company’s Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Company’s Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
97.1	Policy for the Recovery of Erroneously Awarded Compensation*
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted in Inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of December 31, 2024 and 2025; (ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2024 and 2025; (iii) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2023, 2024 and 2025; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2024 and 2025; and (v) Notes to Consolidated Financial Statements.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*Filed herewith.

1 NTD: To be inserted upon receipt of financial statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Rubico Inc.

	By:	/s/ Nikolaos Papastratis

	Name:	Nikolaos Papastratis
	Title:	Chief Financial Officer

Date: March 20, 2026

RUBICO INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Rubico Inc.,
Majuro, Republic of the Marshall Islands

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rubico Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
March 20, 2026

We have served as the Company’s auditor since 2022.

RUBICO INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2024 AND 2025
(Expressed in thousands of U.S. Dollars except share and per share data)

	December 31,	December 31,
	2024	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,161	3,964
Prepayments and other	127	788
Trade accounts receivable	229	1,024
Due from related parties (Note 5)	351	1,078
Inventories	176	194
Total current assets	2,044	7,048

FIXED ASSETS:
Vessels, net (Note 4)	110,369	106,189
Total fixed assets	110,369	106,189

OTHER NON-CURRENT ASSETS:
Advances for asset acquisitions to related party (Note 5)	-	19,500
Deferred charges-related party	-	432
Restricted cash (Note 7)	1,000	900
Total non-current assets	1,000	20,832

Total assets	113,413	134,069

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 7)	4,221	4,345
Accounts payable	901	2,835
Accrued liabilities	299	736
Unearned revenue	2,195	2,088
Total current liabilities	7,616	10,004

NON-CURRENT LIABILITIES:
Non-current portion of long-term debt (Note 7)	71,580	77,937
Unearned revenue, non-current	102	330
Total non-current liabilities	71,682	78,267

COMMITMENTS AND CONTINGENCIES (Note 8)

Total liabilities	79,298	88,271

STOCKHOLDERS’ EQUITY:
Net Former Parent investment (Note 1)	3,066	-
Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 0 and 100,000 Series D Shares were outstanding at December 31, 2024 and 2025 respectively (Note 9)	-	1
Common stock, $0.01 par value, 1,000,000,000 shares authorized, 0 and 385,501 shares issued and outstanding at December 31, 2024 and 2025 respectively	-	4
Additional paid-in capital	-	14,032
Retained earnings	31,049	31,761
Total stockholders’ equity	34,115	45,798

Total liabilities and stockholders’ equity	113,413	134,069

The accompanying notes are an integral part of these consolidated financial statements.

RUBICO INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. Dollars except share and per share data)

	2023	2024	2025
Revenues (Note 15)	24,478	24,205	23,523

EXPENSES:
Voyage expenses (including $310, $302 and $295 respectively, to related party) (Note 5)	508	495	596
Vessel operating expenses (including $13, $14 and $9 respectively, to related party) (Note 5 and 11)	4,816	4,655	4,396
Vessel depreciation (Note 4)	4,480	4,181	4,180
Management fees-related party (Note 5)	550	567	688
General and administrative expenses (Note 5)	1,688	1,887	1,263
Operating income	12,436	12,420	12,400

OTHER INCOME/ (EXPENSES):
Interest and finance costs (including $-, $- and $224 respectively, to related parties) (Note 5 and 12)	(5,867)	(6,501)	(8,262)
Loss on derivative financial instruments (Note 9,14)	-	-	(1,555)
Interest income	62	25	62
Total other expenses, net	(5,805)	(6,476)	(9,755)

Net Income and comprehensive income attributable to common shareholders	6,631	5,944	2,645

Earnings per common share, basic and diluted (Note 10)	507.54	454.96	49.07

The accompanying notes are an integral part of these consolidated financial statements.

RUBICO INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. Dollars except share and per share data)

	Preferred Stock		Common Stock*			Additional
	# of Shares	Par Value	# of Shares	Par Value	Net Former Parent Investment	paid in Capital*	Retained Earnings	Total
BALANCE, December 31, 2022	-	-	-	-	36,225	-	18,474	54,699
Net Income	-	-	-	-	-	-	6,631	6,631
Net Decrease in Net Former Parent Investment (Note 1)	-	-	-	-	(25,597)	-	-	(25,597)
BALANCE, December 31, 2023	-	-	-	-	10,628	-	25,105	35,733
Net Income	-	-	-	-	-	-	5,944	5,944
Net Decrease in Net Former Parent Investment (Note 1)	-	-	-	-	(7,562)	-	-	(7,562)
BALANCE, December 31, 2024	-	-	-	-	3,066	-	31,049	34,115
Net Income	-	-	-	-	-	-	2,645	2,645
Net decrease in Net Former Parent Investment (Note 1)	-	-	-	-	(3,065)	-	(1,933)	(4,998)
Fractional shares	-	-	(5)	-	-	-	-	-
Issuance of capital stock on Spin-off distribution	-	-	13,065	-	-	-	-	-
Issuance of Series D preferred shares on Spin-off distribution	100,000	1	-	-	(1)	-	-	-
Issuance of common stock including the exercise of warrants (Note 9)	-	-	372,441	4	-	15,215	-	15,219
Equity issuance costs (Note 9)	-	-	-	-	-	(1,183)	-	(1,183)
BALANCE, December 31, 2025	100,000	1	385,501	4	-	14,032	31,761	45,798

*	Adjusted to reflect the reverse stock splits effected in December 2025 and February 2026 (see Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

RUBICO INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. Dollars except share and per share data)

	2023	2024	2025
Cash Flows from Operating Activities:
Net Income	6,631	5,944	2,645
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	4,480	4,181	4,180
Amortization and write-off of deferred financing costs	713	195	1,405
Offering costs expensed attributable to warrants treated as liability (Note 9, 12)	-	-	658
Debt Prepayment fees (Note 7, 12)	-	-	941
Loss on derivative financial instruments	-	-	1,555
(Increase)/Decrease in:
Inventories	(31)	26	(18)
Trade accounts receivable	5	(229)	(795)
Prepayments and other	(117)	54	(661)
Due from related parties	-	(351)	(727)
Increase/(Decrease) in:
Accounts payable	(180)	753	1,725
Accrued liabilities	-	36	303
Unearned revenue	303	(111)	121
Net Cash provided by Operating Activities	11,804	10,498	11,332

Cash Flows from Investing Activities:
Advances for asset acquisitions and related deferred charges	-	-	(19,932)
Net Cash used in Investing Activities	-	-	(19,932)

Cash Flows from Financing Activities:
Proceeds from debt	82,000	-	84,000
Net payments to Former Parent company	(25,597)	(7,562)	(4,999)
Principal payments of debt	(5,028)	(4,400)	(4,225)
Prepayment of debt	(61,150)	-	(73,567)
Payment of financing costs	(1,668)	(169)	(1,128)
Proceeds from related party debt	-	-	20,500
Prepayment of related party debt	-	-	(20,500)
Payment of debt Prepayment fees (Note 7, 12)	-	-	(736)
Payment of debt Prepayment fees-related party (Note 7, 12)	-	-	(205)
Proceeds from equity offerings, gross	-	-	13,664
Equity issuance costs (Note 9)	-	-	(1,501)
Net Cash (used in)/provided by Financing Activities	(11,443)	(12,131)	11,303

Net increase/(decrease) in cash and cash equivalents and restricted cash	361	(1,633)	2,703

Cash and cash equivalents and restricted cash at beginning of the year	3,433	3,794	2,161

Cash and cash equivalents and restricted cash at end of the year	3,794	2,161	4,864

Cash breakdown
Cash and cash equivalents	2,794	1,161	3,964
Restricted cash, current	-	-	-
Restricted cash, non-current	1,000	1,000	900
SUPPLEMENTAL CASH FLOW INFORMATION

Finance fees included in Accounts payable/Accrued liabilities/Due to related parties	143	-	4
Equity issuance costs included in Accounts payable/Accrued liabilities/Due to related parties	-	-	340
Interest paid	5,327	6,154	5,022

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars except share and per share data)

1.	Basis of Presentation and General Information

Rubico Inc. (“Rubico”) was formed by Top Ships Inc. (the “Former Parent”) on August 11, 2022 under the laws of the Republic of the Marshall Islands to serve as the holding company of Roman Empire Inc. and Athenean Empire Inc. Top Ships Inc. contributed to Rubico Inc. its 100% interest in Roman Empire Inc. and Athenean Empire Inc. that own two 157,000 dwt suezmax tankers, the M/T Eco West Coast and the M/T Eco Malibu, built in March and May 2021 respectively. Both vessels are time chartered to Clearlake Shipping Pte Ltd.

The contribution was completed on August 1, 2025 (spin-off date) and 13,065 Common Shares and 100,000 from a new series of preferred shares, the Series D Preferred shares (the “Spin off”) were issued. The contribution of Common Shares was pro rata to the beneficial holders of the Former Parent’s outstanding common shares and to beneficial holders of the Former Parent’s outstanding common stock purchase warrants on an as-exercised basis as of June 16, 2025, the record date of the Spin-Off. 100,000 Series D perpetual Preferred shares (see Note 9) were contributed to the holder of the Series D perpetual preferred shares (the “Series D preferred shares”) of the Former Parent to mirror the rights of the Series D preferred shares of the Former Parent. The holder of the Series D preferred shares of the Former Parent is the Lax Trust, which is an irrevocable trust established for the benefit of certain family members of the President, Chief Executive Officer and Director of the Former Parent, Mr. Evangelos Pistiolis.

The accompanying consolidated financial statements include the accounts of Rubico Inc. and its subsidiaries (collectively, the “Company”). Roman Empire Inc. and Athenean Empire Inc. have been accounted using the historical carrying costs of their assets and liabilities from their dates of incorporation. For periods up to August 1, 2025, the accompanying financial statements reflect the financial position and results of the carve-out operations of Roman Empire Inc., Athenean Empire Inc. and Rubico.

In addition, for periods, up to August 1, 2025, intercompany accounts and transactions between Athenean Empire Inc., Roman Empire Inc., Rubico and the Former Parent have been accounted for as Net Former Parent Company investment and represent contributions from or to the Former Parent. The Company as part of the Spin-off has agreed to reimburse the Former Parent for all the expenses that the latter was charged on the Company’s behalf in 2025 and up to the spin-off date. The reporting and functional currency of the Company is the United States Dollar.

The Company is an international provider of worldwide crude oil and passenger recreational transportation services.

The Company’s vessels are managed by Central Shipping Inc. (“CSI”), a related party affiliated with the family of Evangelos J. Pistiolis, the Former Parent’s Chief Executive Officer, Director and President, Mr. Evangelos J. Pistiolis.

As of December 31, 2025, the Company was the sole owner of all outstanding shares of the following subsidiary companies:

Wholly owned Shipowning Companies (“SPC”) during years ended December 31, 2023, 2024 and 2025	Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
Roman Empire Inc.	February 2020	Marshall Islands	Eco West Coast	March 2021
Athenean Empire Inc.	February 2020	Marshall Islands	Eco Malibu	May 2021

2.	Significant Accounting Policies

Principles of Consolidation:
 The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts and operating results of Rubico Inc. and its subsidiaries referred to in Note 1. Intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates: The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates mainly include vessel useful lives and residual values. Actual results may differ from these estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars except share and per share data)
Foreign Currency Translation: The Company’s functional currency is the U.S. Dollar because its vessels operate in international shipping markets, and therefore primarily transacts business in U.S. Dollars. The Company’s books of account are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies are translated to U.S. Dollars based on the year-end exchange rates and any gains and losses are included in the statements of income.

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Restricted Cash: The Company considers amounts that are pledged, blocked, held as cash collateral, required to be maintained with a specific bank or be maintained by the Company as minimum cash under the terms of a loan agreement, as restricted and these amounts are presented separately on the balance sheets. In the event original maturities are shorter than twelve months, such deposits are presented as current assets while if original maturities are longer than twelve months, such deposits are presented as non-current assets.

Trade Accounts Receivable, net: The amount shown as trade accounts receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire billings, net of provisions for doubtful accounts and also accrued revenue resulting from straight-line revenue recognition of charter agreements that provide for varying charter rates, as well as a receivable in relation to European Union Allowances (“EUAs”) from charterers (see below). As of December 31, 2024 and 2025 EUAs due from charterers amounted to $229 and $1,021 respectively. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. The Company assessed that it had no potentially uncollectible accounts and hence formed no provision for doubtful accounts at December 31, 2024 and 2025 respectively.

Inventories: Inventories consist of lubricants and paints on board the vessels. Inventories are stated at the lower of cost and net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Cost, which consists of the purchase price, is determined by the first in, first out method.

Vessel Cost: Vessels are stated at cost, which consists of the contract price, pre-delivery costs and capitalized interest (if any) incurred during the construction of new building vessels and any material expenses incurred upon acquisition (improvements and delivery costs). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred and are included in Vessel operating expenses in the statements of comprehensive income. Vessels acquired as asset acquisitions are stated at historical cost, which consists of the contract price less discounts, plus any material expenses incurred upon acquisition (delivery expenses and other expenditures to prepare for the vessel’s initial voyage). Vessels acquired from entities under common control are recorded at historical cost.

Impairment of Long-Lived Assets: The Company evaluates the existence of impairment indicators whenever events or changes in circumstances indicate that the carrying values of the Company’s long-lived assets are not recoverable. Such indicators of potential impairment include, vessel sales and purchases, business plans, declines in the fair market value of vessels and overall market conditions. If there are indications for impairment present, the Company determines undiscounted projected net operating cash flows for its vessels and compares it to the vessels carrying value. If the carrying value of the vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value, and the difference is recognized as an impairment loss. The impairment evaluation the Company conducted as of December 31, 2024 and 2025 showed that there are no impairment indications for its vessels.

Vessel Depreciation: Depreciation is calculated using the straight-line method over the estimated useful life of the Company’s vessels, after deducting the estimated salvage value. The vessels salvage value was equal to the product of its lightweight tonnage and estimated scrap rate, of $0.43 per lightweight ton. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations are adopted.

Dry-Docking Costs: All dry-docking and special survey costs are expensed in the period incurred.

Financing Costs: Fees incurred and paid to lenders for obtaining new loans or refinancing existing ones are recorded as a contra to debt and such fees are amortized to interest and finance costs over the life of the related debt using the effective interest method. Unamortized fees relating to loans prepaid or refinanced are expensed in the period when a prepayment or refinancing is made and charged to interest and finance costs. Any unamortized balance of costs relating to debt refinanced that does not meet the criteria for debt extinguishment, is amortized over the term of the refinanced debt.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars except share and per share data)
Accounting for Revenue and Expenses: Revenues are generated from time charter arrangements. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable monthly in advance. The Company’s time charter agreements are classified as operating leases pursuant to Accounting Standards Codification (“ASC”) 842 - Leases, and therefore do not fall under the scope of Accounting Standards Codification (“ASC”) 606 because: (i) the vessel is an identifiable asset; (ii) the Company as lessor, does not have substantive substitution rights; and (iii) the charterer, as lessee, has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use.

Revenue is shown net of address commissions, if applicable, payable directly to charterers under the relevant charter agreements. Address commissions represent a common market practice discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer. Commissions on time charter revenues are recognized on a pro rata basis over the duration of the period.

Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel’s delivery to the charterer, except for any agreed or estimated off-hire period. Revenue generated from variable lease payments is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. The Company elected to not separate the lease and non-lease components included in the time charter revenue because (i) the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same and (ii) the lease component would be classified as an operating lease. The daily hire rate represents the hire rate for a bare boat charter as well as the compensation for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubes. Both the lease and non-lease components are earned by passage of time. Under a time charter agreement, vessel management fees, broker’s commissions and operating expenses such as, crew wages, provisions and stores, technical maintenance and insurance expenses are paid by the vessel owner, whereas voyage expenses such as bunkers, port expenses, agents’ fees, and extra war risk insurance are paid by the charterer, with the exception of broker’s commissions. Vessel operating expenses are expensed as incurred. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year and balances resulting from straight-line revenue recognition of charter agreements that provide for varying charter rates.

The Company pays commissions to ship brokers and to CSI, associated with arranging the Company’s charters. These brokers’ commissions are recognized over the related charter period and are included in voyage expenses in the accompanying Statements of income.

Segment Reporting: The Company reports financial information and evaluates its operations by total charter revenue and not by the type of vessel or vessel employment for its customers. The Board of Directors of the Company, the chief operating decision makers, (“CODM”) assess performance for the vessel operations segment and decides how to allocate resources based on consolidated net income thus the Company has determined that it operates under one reportable segment. The CODM do not use discrete financial information to evaluate the operating results for each type of charter or vessel but is instead regularly provided with only the combined expenses as noted on the face of the consolidated statements of comprehensive income. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Liability for European Union Allowances (“EUAs”): The maritime emissions trading scheme (“ETS”), applicable from January 1, 2024, applies to all the shipowning companies of the Company and refers to emissions generated by intra-EU maritime voyages and emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Since the liability derives from the choice of voyages which are directed, controlled and the benefit of which is attributed to our time charterers, the latter are responsible and liable for securing the EUAs to settle the environmental credit obligations derived from voyages they performed. However, should they fail to do so, the ultimate liability lies with the shipowning companies. As such the liability to purchase EUAs for voyages subject to ETS performed by our vessels is presented by the Company under Accounts payable and the EUAs that are receivable by the Company from our time charterers are presented under Trade accounts receivable in the accompanying consolidated balance sheets. Any EUAs that have been paid into the EUA account of Central Mare Inc. (“Central Mare”), a related party affiliated with the family of Mr. Evangelos J. Pistiolis, by our Charterers are presented under Due from/to related parties (see Note 5). Since the EU has set the first settlement of EUAs for the 2024 and 2025 voyages subject to ETS on September 30, 2025 and September 30, 2026, respectively, such receivables and liabilities have been presented as current. The liability in connection with the 2024 voyages was fully settled on September 30, 2025, as dictated by the EU. The receivable and payable EUAs as well as the EUAs paid by our time charterers to Central Mare are considered a Level 1 item in the fair value hierarchy (since the EUAs are quoted in an active market) and all such receivable and payable balances are presented at their fair value as at the reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars except share and per share data)
 Leases:

•
Sale-leaseback transactions: In accordance with ASC 842, the Company, as seller-lessee, determines whether the transfer of an asset should be accounted for as a sale in accordance with ASC 606 (existence of a contract and satisfaction of performance obligation by transferring of the control of the asset). The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised; and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace. If the transfer of the asset meets the criteria of sale, the Company, as seller-lessee recognizes the transaction price for the sale when the buyer-lessor obtains control of the asset, derecognizes the carrying amount of the underlying asset and accounts for the lease in accordance with ASC 842. If the transfer does not meet the criteria of sale, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest.

•	Finance lease: The Company classifies a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

i.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
ii.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
iii.
The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

iv.
The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

v.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

When none of these criteria are met the Company classifies the lease as an operating lease.

•
Operating lease- The Company as a lessee: The Company recognizes right-of-use assets (“ROU”) and corresponding lease liabilities for its operating leases. ROU assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. The operating lease ROU asset also includes any lease payments made to the lessor prior to lease commencement, less any lease incentives, and initial direct costs incurred. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

Other Comprehensive Income: The Company follows the provisions of guidance regarding reporting comprehensive income which requires separate presentation of certain transactions, such as unrealized gains and losses from effective portion of cash flow hedges, change in foreign currency translation adjustments, which are recorded directly as components of stockholders’ equity.

Financial liabilities: Financial liabilities are classified as either financial liabilities at ‘fair value through the profit and loss’ (“FVTPL”) or ‘other financial liabilities’. Financial instruments classified as FVTPL are recognized at fair value in the balance sheet when the Company has an obligation to perform under the contractual provisions of those instruments. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Changes in the fair value of financial instruments are recognized in earnings, except in the cases where these financial instruments fall under the guidance in ASC 815-40, where they are initially classified in equity and are initially measured at fair value in permanent equity and subsequent changes in fair value are not subsequently measured. Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest rate method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars except share and per share data)
Earnings / (Loss) per Share: Basic earnings/(loss) per share are computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding. The computation of diluted earnings per share also reflects the potential dilution that could occur if warrants to issue common stock were exercised, to the extent that they are dilutive, using the treasury stock method. Finally net income or loss available to common stockholders, when computing basic earnings/(loss) per share, is reduced to reflect any dividends or deemed dividends on preferred stock.

Recent Accounting Pronouncements:

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)”. The amendments in this Update require disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods December 15, 2027. Early adoption is permitted. The amendments in ASU 2024-03 should be applied prospectively to financial statements issued for reporting periods after the effective date of this update, with retrospective application to any or all prior periods presented in the financial statements permitted. The Company evaluated the impact of this ASU on its consolidated financial statements and determined that there is no effect on its results of operations.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies the navigability and applicability of interim reporting guidance under US GAAP and adds a new disclosure principle for interim periods. The amendments are not intended to change the fundamental nature of interim reporting or expand or reduce substantive interim disclosure requirements. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027 for public business entities and after December 15, 2028 for entities other than public business entities, with early adoption permitted. The Company is currently evaluating the impact that adopting this update may have on its consolidated financial statement disclosures.
In December 2025 the FASB issued ASU No. 2025-12 to clarify, correct errors in or make other improvements to a broad range of topics in the Accounting Standards Codification (“ASC”), including ASC 260, Earnings Per Share; ASC 325, Investments — Other; and ASC 958, Not-for-Profit Entities. The guidance is effective for all entities for annual reporting periods beginning after 15 December 2026, and interim periods within those annual periods. Early adoption is permitted. Entities are required to apply the amendments to ASC 260 retrospectively to each prior reporting period presented in the period of adoption. Entities can apply all other amendments in the period of adoption either (1) prospectively to all new transactions recognized on or after the date that the entity first applies the amendments or (2) retrospectively to the beginning of the earliest comparative period presented, with an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. An entity may elect the transition method on an issue-by-issue basis (except for the ASC 260 amendments). The Company evaluated the impact of this ASU on its consolidated financial statements and determined that there is no effect on its results of operations.

There are no other recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s consolidated financial statements in the current or any future periods.

3.	Going Concern

The Company for the year ended December 31, 2025 realized net income of $2,645 and generated cash flow from operations of $ 11,332. At December 31, 2025, the Company had a working capital deficit of $2,956, which includes an amount of $2,088 of unearned revenue. This amount represents current liabilities that do not require future cash settlement.

In addition, as of the date of issuance of these financial statements and for the next 12 months, the Company, pursuant to the consummation of the Newbuilding MR SPA had contractual commitments amounting to $6,780, out of which $5,763 are financed by the arranged sale and leaseback financing (see Note 16).

In addition, upon consummation of the Share Purchase Agreement (“SPA”) for the newbuilding mega yacht M/Y Sanlorenzo “1150 Exp” with hull number 158 (the “Newbuilding Yacht”), that the Company has contracted to acquire (the “Newbuilding Yacht SPA”, see Note 5 and 9) the Company will have additional contractual commitments of Euro 26,000 or $30,508, which are non-recourse to the Company. Furthermore, the Company has additional contractual obligations to the Former Parent as seller of the Newbuilding Yacht amounting to $18,500 payable in 2026, $4,000 from which have been settled as of the date of issuance of these financial statements. As described in the Newbuilding Yacht SPA (see Note 5), the Former Parent can demand settlement in the form of Series E Preferred shares (see Note 5) in case the Company does not settle any installments when due, thus for the portion, if any, of the contractual obligations with the Former Parent settled through issuance of Series E Preferred shares, no cash outflow will be required.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars except share and per share data)
In the Company’s opinion, the Company will be able to finance its working capital deficit with cash on hand, operational cash flows and cash flows from financing activities, including potential equity offerings,  and hence the Company believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these consolidated financial statements. Consequently, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

4.	Vessels, net

The amounts in the balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2023	126,646	(12,096)	114,550
—Depreciation	-	(4,181)	(4,181)
Balance, December 31, 2024	126,646	(16,277)	110,369
—Depreciation	-	(4,180)	(4,180)
Balance, December 31, 2025	126,646	(20,457)	106,189

As of December 31, 2025 the titles of ownership of both our vessels are held by the respecting vessel lenders to secure the relevant sale and lease back financing transactions (see Note 7).

5.	Transaction with Related Parties

(a) Central Mare Inc.– Executive Officers and Other Personnel Agreements: On August 1, 2025, the Company entered into separate agreements with Central Mare, pursuant to which Central Mare provides the Company with its executive officers (Chief Executive Officer and Chief Financial Officer) and a number of Managerial and administrative employees.

The Former Parent has agreed with Central Mare to manage and collect on its behalf all of the EUAs due to the Former Parent from the Former Parent’s (and hence the Company’s) charterers. The Company has entered into the same agreement with Central Mare subsequent to the spin-off date. As of December 31, 2024 and 2025, the amounts due from Central Mare were $351 and $1,099 respectively, referring exclusively to EUA’s collected on the Company’s behalf from the Company’s charterers. Such amount is included in Due from related parties in the accompanying consolidated balance sheets.

The fees charged by and expenses relating to Central Mare for the years ended December 31, 2023, 2024 and 2025 are as follows:

	Year ended December 31,
	2023	2024	2025	Presented in:
Executive officers and other personnel expenses	-	-	48	General and administrative expenses – Consolidated statements of comprehensive income
Total	-	-	48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars except share and per share data)
(b) Central Shipping Inc.(“CSI”) Management Agreements: On May 28, 2020, the Company’s vessel-owning subsidiaries entered into two management agreements, one for each vessel, with CSI (the “CSI Management Agreements”) and the Company entered into a letter agreement with CSI on July 15, 2025, as amended on December 30, 2025 (“CSI Letter Agreement”). The CSI Management Agreements and the CSI Letter Agreement (together the “Management Agreements”) can only be terminated subject to an eighteen-month advance notice, subject to a termination fee equal to twelve months of fees payable under the Management Agreements.

Pursuant to the Management Agreements, the Company pays a management fee of $670 per day for the provision of technical, commercial, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard. In addition, the Management Agreements provide for payment to CSI of: (i) $609 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels; (iv) in the case of  a vessel under construction a 1.00% of commission denoted as “Newbuilding vessels monitoring fee” that is payable as follows: 25% of the commission on the purchase of the newbuilding construction contract, 25% of the commission on the steel cutting of the newbuilding vessel, 25% of the commission on launching of the newbuilding vessel and 25% of the commission on the delivery of the newbuilding vessel to the Company (“steel cutting” and “launching” are newbuilding vessel construction milestones, evidenced by notices received by the shipyard) and (v) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSI will perform supervision services for any newbuilding vessels while the vessels are under construction, for which the Company will pay CSI the actual cost of the supervision services plus a fee of 7% of such supervision services.

CSI provides, at cost, all accounting, reporting and administrative services. Finally, the Management Agreements provide for a performance incentive fee for the provision of management services to be determined at the discretion of the Company’s Board of Directors. The Management Agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the Management Agreements, all fees payable to CSI are adjusted annually according to the US Consumer Price Inflation (“CPI”) of the previous year and if CPI is less than 2% then a 2% increase is effected and if CPI is more than 5% than a 5% increase is effected.

As of December 31, 2024 and 2025 CSI was owed $- and $160 by the Company. The fees charged by and expenses relating to CSI for the years ended December 31, 2023, 2024 and 2025 are as follows

	Year ended December 31,
	2023	2024	2025	Presented in:
Management fees	460	477	489	Management fees – related party –Statements of comprehensive income
Superintendent fees	13	14	9	Vessel operating expenses – Statements of comprehensive income
Accounting and reporting cost*	90	90	199	Management fees – related party – Statements of comprehensive income
Financing fees	164	-	209	Net in Current and Non-current portions of long-term debt – Balance sheet
Commission on charter hire agreements	310	302	295	Voyage expenses - Statements of comprehensive income
Newbuilding vessels monitoring fee	-	-	432	Deferred Charges- related party- Balance sheet
Total	1,037	883	1,633

*
Accounting and reporting cost for the years ended December 31, 2023 and 2024 and for the period from January 1, 2025 to the spin off date represents an allocation of the expenses incurred by the Former Parent based on the number of calendar days of the Company’s vessels to total calendar days of the Former Parent’s fleet.

(c) Short-term loans from Top Ships Inc. (“Top Ships bridge loan”) and Tribus Sororibus Lax Inc. (“Tribus” and “Tribus bridge loan”): On November 7, 2025 the Company entered into an unsecured short-term credit facility for up to $9,000 with Top Ships Inc and up to $11,500 with Tribus, a related party affiliated with the President, Chief Executive Officer and Director of the Former Parent, Mr. Evangelos Pistiolis. The Top Ships bridge loan and Tribus bridge loan were obtained to facilitate the refinancing of M/T Eco Malibu. Both facilities bore an interest of 6.0% per annum, an arrangement fee of 2.0% and a prepayment fee of 1.0% in case the Company prepaid the loan outstanding balance before its original maturity of 90 days. The total amount of $20,500 was drawn down on November 7, 2025. Rubico prepaid the outstanding amount of $20,500 on November 12, 2025 together with interest, arrangement fees and prepayment fees. Related party interest expense, arrangement fees and prepayment fees for the year ended December 31, 2025 incurred in connection with these credit facilities, amounted to $19, $451 and $205 respectively and are included in interest and finance costs in the accompanying consolidated statements of comprehensive income. As of December 31, 2025, there were no interest, arrangement or prepayment fees due to Top Ships Inc or Tribus. Due to the related party nature, the abovementioned transactions were approved by a special committee of the Company’s board of directors (the “Special Committee”), of which all of the directors were independent after obtaining a fairness opinion relating to the bridge loans. As of December 31, 2025, the Former Parent owed $139 to the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars except share and per share data)
(d) Advances for asset acquisitions to related party: On December 4, 2025, the Company entered into a letter of intent (“LOI”) relating to the prospective purchase from the Former Parent of Roman Explorer Inc. (see below) whereby the Former Parent was precluded from marketing or selling the Newbuilding Yacht until March 31, 2026. The consideration for the LOI was $4,000 (“LOI advance”) and it was netted-off against the New Yacht consideration (see below). The consideration was refundable in case the Company elected not to proceed with the acquisition of Roman Explorer Inc. The Company on December 31, 2025 (the “Newbuilding Yacht SPA signing date”) entered into an SPA for the purchase from the Former Parent of Roman Explorer Inc., a wholly owned subsidiary that owns 100% of the Newbuilding Yacht for a consideration of $38,000 (the “New Yacht Consideration”). On the Newbuilding Yacht SPA signing date, the Company settled $19,500 of the New Yacht Consideration by netting-off the LOI advance and by paying $15,500. The remaining $18,500 will be settled in installments over a period of 300 days following the Company’s entry into the Newbuilding Yacht SPA. Under certain circumstances the Former Parent can demand the payment of installments in the form of newly-issued Series E Perpetual Convertible Preferred Shares (see below). As of the date of these financial statements the Company had settled $23,500 of the New Yacht consideration. In connection with the signing of the Newbuilding Yacht SPA the Company was charged with $432 from CSI as a newbuilding monitoring fee (see Note 5b). The abovementioned transaction was approved by a special committee of the Company’s board of directors (the “Special Committee”), of which all of the directors were independent. The Special Committee obtained a fairness opinion relating to the consideration of the transaction from an independent financial advisor.

(e) Series E Perpetual Convertible Preferred Shares: As contemplated by the Newbuilding Yacht SPA, the Former Parent may under certain circumstances demand the payment of installments in the form of newly-issued Series E Perpetual Convertible Preferred Shares (the “Series E Preferred Shares”, see Note 9). As of December 31, 2025 no Series E Preferred Shares are issued.

(f) General and administrative expenses allocation prior to Spin-off: Until the spin-off date, part of the general and administrative expenses incurred by the Former Parent have been allocated to the Company based on the number of calendar days of the Company’s vessels to total calendar days of the Former Parent’s fleet.

6.	Leases

Lease arrangements, under which the Company acts as the lessor

Charter agreements:

During the years ended December 31, 2024 and 2025, the Company operated two vessels (M/T’s Eco West Coast and Eco Malibu) under time charters with Clearlake Shipping Pte Ltd (“Clearlake”).

Future minimum time-charter receipts of the Company’s vessels in operation as of December 31, 2025, based on commitments relating to its non-cancellable time charter contracts as of December 31, 2025, are as follows:

Year ending December 31,	Time Charter receipts
2026	22,666
2027	21,950
2028	21,952
2029	21,892
2030 and thereafter	18,894
Total	107,354

In arriving at the minimum future charter revenues, it has been assumed that no off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars except share and per share data)
7.	Debt

The amounts in the balance sheets are analyzed as follows:

	December 31,
Financier/ Vessel	2024	2025
Total long term debt:
AVIC Facility (M/T Eco West Coast)	38,617	-
Huarong Facility (M/T Eco Malibu)	38,800	-
New Huarong Facility (M/T Eco West Coast and M/T Eco Malibu)	-	83,625
Total long term debt	77,417	83,625
Less: Deferred finance fees	(1,616)	(1,343)
Total long term debt net of deferred finance fees	75,801	82,282

Presented:
Current portion of long term debt	4,221	4,345
Long term debt	71,580	77,937

Total Debt net of deferred finance fees	75,801	82,282

Financings committed under sale and leaseback agreements

The below sale and leaseback agreements (“SLB”s) contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants.

The New Huarong Facility (defined below) contains performance requirements including (i) a ratio of total net debt to the aggregate market value of the Company’s fleet, current or future, of no more than 85%  and (ii) minimum free liquidity of $400 for M/T Eco West Coast and $500 for M/T Eco Malibu at the Company’s level.

The SLBs included below (excluding the New Huarong Facility) contained, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements including (i) a ratio of total net debt to the aggregate market value of the fleet applicable to the Company and to the Former Parent, current or future, of no more than 75% and (ii) minimum free liquidity of $500 per delivered vessel owned/operated applicable to the Company and to the Former Parent.

Additionally, all the SLBs contain restrictions on the relative shipowning company incurring further indebtedness or guarantees and paying dividends when in default or if such dividend payment would result in an event of default or a termination event under the SLB agreements. All the SLBs have change of control provisions whereby there may not be a change of control of the Company, save with the prior written consent of the financier.

Finally, the AVIC SLB and the Huarong Facility had an asset cover ratio covenant of 120% and the New Huarong Facility has an asset cover ratio covenant of 117.6%.

The below SLBs are secured mainly by the following:

•	Ownership of the vessel financed;
•	Assignment of insurances and earnings of the vessel financed;
•	Specific assignment of any time charters of the vessel financed with duration of more than 12 months;
•	Corporate guarantee of the Company and of the Former Parent;
•	Pledge of the shares of the relative shipowning subsidiary;
•	Pledge over the earnings account of the vessel financed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars except share and per share data)
AVIC Facility

On December 14, 2023 the Company consummated an SLB with AVIC International Leasing Co. Ltd (“AVIC” and the “AVIC Facility”), for $41,000 for the refinancing of the M/T Eco West Coast. The Company bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising of 120 consecutive monthly installments of $183.3 and a balloon payment of $19,000 payable on the last installment, plus interest based on Term SOFR plus 2.65%.

As part of this transaction, the Company had continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option would be exercised and at the end of the ten-year period the Company had an obligation to buy back the vessel at a cost represented by the balloon payment.

The AVIC Facility was accounted for as a financing transaction, as control remained with the Company and M/T Eco West Coast  continued to be recorded as an asset on the Company’s balance sheet.

The Company purchased M/T Eco West Coast on November 6, 2025, for $36,783, with funds from the New Huarong Facility (see below) and the Company accelerated the amortization of deferred financing fees amounting to $767 and also incurred purchase fees of $736.

Huarong Facility

On December 20, 2023 the Company consummated an SLB with China Huarong Shipping Financial Leasing Co Ltd. (“Huarong” and the “Huarong Facility”), for $41,000 for the refinancing of the M/T Eco Malibu. The Company bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising of 120 consecutive monthly installments of $183.3 and a balloon payment of $19,000 payable on the last installment, plus interest based on Term SOFR plus 2.50%.

As part of this transaction, the Company had continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option would be exercised and at the end of the ten-year period the Company had an obligation to buy back the vessel at a cost represented by the balloon payment.

The Huarong Facility was accounted for as a financing transaction, as control remained with the Company and M/T Eco Malibu  continued to be recorded as an asset on the Company’s balance sheet.

The Company purchased M/T Eco Malibu on November 12, 2025 for $36,783. Following the vessel’s purchase that was facilitated via Company’s cash and two related party short-term bridge loans from the Former Parent and Tribus (see Note 5), the Company concluded the refinancing of M/T Eco Malibu with the same institution (see “New Huarong Facility” below).

The Company transferred $19,050 to the Former Parent out of the net proceeds from the AVIC Facility and the Huarong facility (after their previous facilities prepayment).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars except share and per share data)
New Huarong Facility

On August 7, 2025, the Company entered into a new SLB financing facility with Huarong (the “New Huarong Facility”) in the aggregate amount of $84,000 ($42,000 for each vessel), for the purpose of refinancing the Huarong Facility and the AVIC Facility secured by the vessels M/T Eco West Coast and M/T Eco Malibu, respectively. Pursuant to the SLB terms, the Company bareboat chartered back each vessel for a period of ten years at bareboat hire rates comprising of 120 consecutive monthly installments of $183 for M/T Eco West Coast and $192 for M/T Eco Malibu, along with a purchase obligation of $20,000 for M/T Eco West Coast and $19,000 for M/T Eco Malibu at the expiry of each bareboat charter respectively, bearing an interest rate of 3-month term SOFR plus a margin of 1.95% per annum for M/T Eco West Coast and a margin of 2.10% per annum for M/T Eco Malibu.

Under the New Huarong Facility terms, the Company has the option to buy back the vessels after the first year at purchase prices stipulated in the bareboat charter agreement depending on when the option is exercised and has a purchase obligation at the end of the 10 year period. Concurrently with entry into the New Huarong Facility, the Former Parent provided a guarantee of the Company’s obligations in connection with SLBs that the Former Parent entered into for its fleet with Huarong for a total amount of $207,000. Both the Parent’s and the Company’s facilities include cross default provisions, whereby if the Former Parent defaults under his SLBs, the Company’s SLBs will be declared in default as well. In connection with the New Huarong Facility, both the Company and the Former Parent provided a guarantee of the obligations of the vessel-owning subsidiaries of M/T Eco West Coast and M/T Eco Malibu under their respective corporate guarantees. The New Huarong Facility was consummated on November 6, 2025 and November 12, 2025 for M/T Eco West Coast and M/T Eco Malibu, respectively.

The New Huarong Facility was accounted for as a financing transaction, as control will remain with the Company and the two vessels will continue to be recorded as assets on the Company’s balance sheet. In addition, the Company has an obligation to repurchase the vessels. Finally, the Company treated the refinancing of the Huarong facility with the New Huarong Facility as a debt modification.

The applicable SOFR as of December 31, 2025 was approximately 3.74%.

Scheduled Principal Repayments: The Company’s annual principal payments required to be made after December 31, 2025 on its loan obligations, are as follows:

Years
December 31, 2026	4,500
December 31, 2027	4,500
December 31, 2028	4,500
December 31, 2029	4,500
December 31, 2030 and thereafter	65,625
Total	83,625

As of December 31, 2025, the Company was in compliance with all debt covenants with respect to the New Huarong Facility. The fair value of debt outstanding on December 31, 2025, after excluding unamortized financing fees, approximates its carrying amount due the fact that it has variable interest rates (SOFR).

Financing Costs: The net additions in deferred financing costs amounted to $26 and $1,133 during the years ended December 31, 2024 and 2025.

8.	Commitments and Contingencies

Legal proceedings:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. As part of the normal course of operations, the Company’s customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. The Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business. The Company does not believe that contingent liabilities related to these matters, either individually or in the aggregate, will materially affect the Company’s consolidated financial statements.

Environmental Liabilities:

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars except share and per share data)
Capital Expenditures under the Company’s Newbuilding program:

On February 20, 2026 the Company entered into the Newbuilding MR SPA with Central Mare for the acquisition of the Newbuilding MR SPV that has entered into a shipbuilding contract for the Newbuilding MR Tanker (Note 16). On March 18, 2026, the Newbuilding MR SPA was consummated, and as a result the Company has contractual commitments to the shipyard of $45,200 ($6,780 payable in 2026, $4,520 payable in 2028 and $33,900 payable in 2029). Those commitments are financed by 85% from a sale and leaseback financing agreement with a major Chinese leasing company arranged by Central Mare, and entered into by the Company on March 9, 2026 (see Note 16).

On December 31, 2025 the Company entered into the Newbuilding Yacht SPA for the purchase of the Newbuilding Yacht with the Former Parent and upon consummation of this transaction the Company will have remaining contractual commitments to the shipyard as of the SPA’s Closing Date, that are non-recourse to the Company, totaling Euro 35,500 or $41,656 (Euro 18,000 or $21,121 payable in 2026 and Euro 17,500 or $20,535 payable in 2027).

Furthermore, upon consummation of the Newbuilding SPA, the Company will have additional contractual obligations pursuant to the Newbuilding Yacht SPA to the Former Parent, as seller of the Newbuilding Yacht, amounting to $14,500 payable in 2026, since the Company has settled an additional amount of $4,000 as of the date of these financial statements pursuant to the Newbuilding Yacht SPA.

9.	Stockholders’ equity

Under the Company’s amended articles of incorporation, the Company’s authorized capital stock consists of 1,000,000,000 common shares, par value $0.01 per share, and of 20,000,000 preferred shares, par value $0.01 per share.

As part of the Spin-off discussed in Note 1, the Company issued a total of 13,065 common shares and 100,000 Series D Preferred Shares. The reported earnings per share calculations (see Note 10) give retroactive effect to the issuance of shares in connection with the Spin-off.

Common shares: Each outstanding Common Share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of Common Shares are entitled to receive ratably all dividends, if any, declared by the Company’s Board of Directors out of funds legally available for dividends.

Reverse stock split: On December 2, 2025 and on February 12, 2026, the Company effected a 1-for-30 and a 1-for-7.8 reverse stock split of its common stock, respectively. There was no change in the number of authorized common shares of the Company, or the number of votes of the Company’s Series D Shares. All numbers of common share and earnings per share amounts, as well as warrant shares eligible for purchase under the Company’s warrants and exercise price of said warrants in these consolidated financial statements have been retroactively adjusted to reflect this 1-for-30 reverse stock split.

Series D preferred shares: On the spin-off date, 100,000 Series D Preferred shares were issued to the Lax Trust, which is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos Pistiolis. Each Series D Preferred Share has the voting power of 1,000 of the Company’s common shares and the voting rights per share of Series D Preferred Shares are adjusted such that during the term of any facility containing a minimum voting percentage covenant, the combined voting power controlled by Mr. Evangelos J. Pistiolis or any related parties affiliated with Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of the Company’s total voting power, irrespective of any new common or preferred stock issuances. Both the number of the Series D Preferred Shares and the votes per Series D Preferred Share are not adjusted in case of splits, subdivisions, reverse stock splits or combinations of the Company’s outstanding shares. The Series D Preferred Shares are not convertible into the Company’s common shares. The Series D Preferred Shares have no dividend or distribution rights.

Private Placement: On June 23, 2025, the Company entered into a share purchase agreement to sell 320 common shares at a purchase price of $4,680.00 per common share, for aggregate gross proceeds of $1,500, in a private placement (the “Private Placement”). The closing of the Private Placement was conditioned on the consummation of the Spin-Off and occurred concurrently with the Spin-Off distribution, on August 1, 2025. The Private Placement closed on August 4, 2025, the day the Company’s common shares began trading on Nasdaq under the symbol “RUBI”.

Equity Line of Credit: On July 21, 2025, the Company entered into a common shares purchase agreement (the “Equity Line Purchase Agreement”) with B. Riley Principal Capital II, LLC (the “Selling Shareholder”). Pursuant to the Equity Line Purchase Agreement, the Company has the right to sell to the Selling Shareholder, from time to time during the term of the Equity Line Purchase Agreement, up to $30,000 of its common shares, subject to certain limitations and conditions set forth in the Equity Line Purchase Agreement. Sales of the Company’s common shares pursuant to the Equity Line Purchase Agreement, and the timing of any sales, are solely at the Company’s option. The Company filed a registration statement to register the resale by the Selling Shareholder, as amended, of up to 15,500,000 of its common shares. The Company’s right to cause the Selling Shareholder to purchase its common shares is subject to certain conditions set forth in the Equity Line Purchase Agreement. As of December 31, 2025 the Company has issued 132,179 Common shares in connection with the Equity Line Purchase Agreement for gross proceeds of $4,645 net of issuance costs of $882.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars except share and per share data)
November offering: On November 6, 2025, the Company closed a firm commitment underwritten public offering (the “November Offering”) of 52,629 units, each consisting of one Common Share and one Class A Warrant to purchase one Common Share (the “Class A Warrants”), at a public offering price of $142.51 per unit. Maxim Group LLC (the “representative”) acted as the representative of the underwriters.

The Company also granted the representative a 45-day option to purchase up to an additional 7,894 additional Common Shares at the offering price and/or Class A Warrants to purchase up to 7,894 Common Shares, to cover over-allotments. On November 6, 2025, the representative partially exercised its over-allotment option with respect to Class A Warrants to purchase up to 7,894 Common Shares for $18.

In addition, the Company agreed to issue to the representative warrants to purchase a number of Common Shares equal to 5.0% of the total number of Common Shares sold in the November Offering, including any Common Shares sold pursuant to the over-allotment option granted to the representative (the “November Representative Warrants”). 2,631 November Representative Warrants to purchase up to 2,631 common shares, as adjusted for certain exercise provisions (see “Class A Warrants”) were issued in connection with the closing of the November Offering.

The aggregate gross proceeds to the Company from the November Offering, before deducting underwriting discounts and other expenses payable by the Company were $7,518.

Underwriting discounts and other expenses payable by the Company directly attributable to the Company’s November offering were immediately expensed, as the Class A Warrants were classified as a liability (see section “Class A Warrants” below) since their initial estimated fair value exceeded the proceeds received. Such Equity issuance costs, amounting to $658, are included in “Interest and finance costs” in the accompanying consolidated statement of comprehensive income.

Class A Warrants. The Class A Warrants included in the units sold by the Company in its November offering were immediately exercisable upon issuance, subject to certain beneficial ownership limitations, and expire on November 6, 2030. The Class A Warrants also contain certain (i) provisions adjusting the exercise price and number of underlying common shares and (ii) mechanisms pursuant to which the holders can exercise each Class A Warrant for no additional cash consideration. Up to December 31, 2025, substantially all of the Class A Warrants had been exercised via such cashless mechanism and the Company issued 177,520 common shares. The remaining Class A Warrants can be exercised for up to 10 common shares. In connection with the November offering the Company also issued the November Representative Warrants to the representative and had substantially similar terms as the Class A Warrants. As of December 31, 2025, all the November Representative Warrants have been exercised for 9,793 Common shares.

The accounting of the Class A Warrants was assessed in accordance with the Company’s policy for financial liabilities (see Note 2) and it was determined that the Class A Warrants could not be considered indexed to the Company’s stock due to their alternative settlement method and therefore they were recorded as liabilities at fair value. The excess of such fair value over the proceeds received was recognized as a loss on derivative financial instruments in the consolidated statement of comprehensive income. Upon each settlement, the corresponding liability was derecognized, with resulting gains or losses recognized in the consolidated statement of comprehensive income, and shares issued were recorded in equity, with an allocation between par value and additional paid-in capital based on fair value of the shares issued. At the reporting date, the remaining Class A Warrants were remeasured at fair value, with changes recognized in the consolidated statement of comprehensive income. Up to December 31, 2025, substantially all of the Class A Warrants have been exercised and the Company recorded a net loss of $1,555, which is included in “Loss on derivative financial instruments” in the accompanying consolidated statements of comprehensive income. For further details about these fair value measurements please refer to Note 14 Financial Instruments and Fair Value Disclosures.

Series E Perpetual Convertible Preferred Shares:

The Series E Shares will have the following characteristics:

Conversion. Each holder of Series E Preferred Shares, at any time and from time to time, has the right, subject to certain conditions, to convert all or any portion of the Series E Preferred Shares then held by such holder into the common shares at the conversion rate then in effect. Each Series E Preferred Share is convertible into the number of the Company’s common shares equal to the quotient of $1 plus any accrued and unpaid dividends divided by the lesser of the following four prices (the “Series E Conversion Price”): (i) 120% of the closing price of the Company’s common shares on the trading day immediately preceding the first issuance of Series E Preferred Shares, (ii) 80% of the lowest daily VWAP of the Company’s common shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of the Company’s then outstanding convertible shares or warrants, (iv) the lowest issuance price of the Company’s common shares in any transaction from the date of the issuance of the Series E Preferred Shares onwards, but in no event will the Series E Conversion Price be less than $0.60 (the “Floor Price”). The Floor Price is adjusted (decreased) in case of splits or subdivisions of our outstanding shares and is not adjusted in case of reverse stock splits or combinations of our outstanding shares. Finally, the Series E Conversion Price is subject to appropriate adjustment in the event of certain dividends and distributions, stock combinations, reclassifications or similar events affecting the Company’s common shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars except share and per share data)
Limitations of Conversion. Holders of the shares of Series E Preferred Shares shall be entitled to convert the Series E Preferred Shares in full, regardless of the beneficial ownership percentage of the holder after giving effect to such conversion.

Voting. The holders of Series E Preferred Shares are entitled to the voting power of one thousand (1,000) of our common shares per Series E Preferred Share. The holders of Series E Preferred Shares and the holders of our common shares shall vote together as one class on all matters submitted to a vote of our shareholders. The holders of Series E Preferred Shares have no special voting rights and their consent shall not be required for taking any corporate action.

Distributions. The holders of Series E Preferred Shares are entitled to receive certain dividends and distributions paid to holders of the Company’s common shares on an as-converted basis. Upon any liquidation, dissolution or winding up of the Company, the holders of Series E Preferred Shares shall be entitled to receive the net assets of the Company pari passu with the holders of the Company’s common shares.

Redemption. The Company, at its option shall have the right to redeem a portion or all of the outstanding Series E Preferred Shares. The Company shall pay an amount equal to one thousand dollars per each Series E Preferred Share (the “Liquidation Amount”), plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including the first anniversary of the first issuance of Series E Preferred Shares and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after the first anniversary of the first issuance of Series E Preferred Shares, plus an amount equal to any accrued and unpaid dividends on such Series E Preferred Shares (collectively referred to as the “Redemption Amount”). The Series E Preferred Shares shall not be subject to redemption in cash at the option of the holders thereof under any circumstance.

Dividends. The holders of outstanding Series E Preferred Shares shall be entitled to receive out of funds legally available for the purpose, semi-annual dividends payable in cash on the last day of June and December in each year (each such date being referred to herein as a “Semi Annual Dividend Payment Date”), commencing on the first Semi Annual Dividend Payment Date in an amount per share (rounded to the nearest cent) equal to fifteen percent  (15%) per year of the liquidation amount of the then outstanding Series E Preferred Shares computed on the basis of a 365-day year and the actual days elapsed. Accrued but unpaid dividends shall bear interest at fifteen percent (15%).

Series G Perpetual Convertible Preferred Shares:

The Series G Preferred Shares have the following characteristics:

Conversion. The Company has the right, at any time and from time to time, subject to certain conditions, to convert in whole or in part at a conversion price which is the lower of (i) 120% of the closing price of the Company’s common shares on the trading day immediately preceding the first issuance of Series G Preferred Shares, (ii) 80% of the lowest daily VWAP of the Company’s common shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of the Company’s then outstanding convertible shares or warrants, (iv) the lowest issuance price of the common shares in any transaction from the date of the issuance of the Series G Preferred Shares onwards, but in no event will the Series G Conversion Price be less than $0.60 (the “Floor Price”). The Floor Price is adjusted (decreased) in case of splits or subdivisions of the Company’s outstanding shares and is not adjusted in case of reverse stock splits or combinations of the Company’s outstanding shares.

 Voting. The holders of Series G Preferred Shares are entitled to the voting power of one thousand (1,000) of the Company’s common shares per Series G Preferred Share.

Redemption.The Company at its option shall have the right to redeem a portion or all of the outstanding Series G Preferred Shares. The Company shall pay an amount equal to one thousand dollars ($1,000) per each Series G Preferred Share (the “Liquidation Amount”), plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including the first anniversary of the first issuance of Series G Preferred Shares and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after the first anniversary of the first issuance of Series G Preferred Shares.

 Dividends. The holders of outstanding Series G Preferred Shares shall be entitled to receive semi-annual dividends equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series G Preferred Shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars except share and per share data)
10.	Earnings Per Common Share:

The computation of earnings per share is based on the weighted average number of common shares outstanding during that period and gives retroactive effect to the shares issued in connection with the Spin-Off. All shares issued are included in the Company’s common stock and have equal rights to vote and participate in dividends and in undistributed earnings.

The components of the calculation of basic and diluted earnings per share for the years ended December 2023, 2024 and 2025 are as follows:

	Year ended December 31,
	2023	2024	2025
Net Income	6,631	5,944	2,645
Weighted average common shares outstanding, basic and dilutive	13,065	13,065	53,907
Earnings per share, basic and diluted	507.54	454.96	49.07

For the years ended December 31, 2023, and 2024 there were no dilutive shares. For the year ended December 31, 2025, 2,230 dilutive shares calculated with the treasury stock method are not included in the computation of diluted earnings per share because to do so would have been antidilutive for the period presented.

11.	Vessel Operating Expenses

The amounts in the consolidated statements of comprehensive income are as follows:

Vessel Operating Expenses	Year ended December 31,
	2023	2024	2025
Crew wages and related costs	3,006	2,932	2,949
Insurance	367	362	363
Repairs and maintenance	338	347	117
Spares and consumable stores	1,034	944	899
Registration, taxes and other (Note 13)	71	70	68
Total	4,816	4,655	4,396

12.	Interest and Finance Costs

The amounts in the consolidated statements of comprehensive income are analyzed as follows:

Interest and Finance Costs	Year ended December 31,
	2023	2024	2025
Interest on debt (including $-, $- and $19 respectively, to related party)	5,126	6,224	5,201
Bank charges and other financial costs	28	82	57
Offering costs expensed attributable to warrants treated as liability	-	-	658
Debt prepayment fees (including $-, $- and $205 respectively, to related party)	-	-	941
Amortization and write-off of financing fees	713	195	1,405
Total	5,867	6,501	8,262

13.	Income Taxes

The Marshall Islands and Greece do not impose a tax on international shipping income. Under the laws of the Marshall Islands and Greece the countries of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the statements of income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars except share and per share data)
Under the United States Internal Revenue Code of 1986, as amended (the “Code”), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as the Company, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Under Section 883 of the Code and the regulations thereunder, the Company will be exempt from U.S. federal income tax on our U.S.-source shipping income if:

(1) the Company is organized in a foreign country, or its country of organization, grants an “equivalent exemption” to corporations organized in the United States; and

(2) either

A. more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (each such individual a “qualified shareholder” and such individuals collectively, “qualified shareholders”), which the Company refers to as the “50% Ownership Test,” or

B. the Company’s stock is “primarily and regularly traded on an established securities market” in the Company’s country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which the Company refers to as the “Publicly-Traded Test.”

The Marshall Islands, the jurisdiction where the Company (including its subsidiaries) is incorporated, grants an “equivalent exemption” to U.S. corporations. Therefore, the Company will be exempt from U.S. federal income tax with respect to the Company’s U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

In order to satisfy the 50% Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its shares is owned, for at least half of the number of days in the non-U.S. corporation’s taxable year, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury Regulations) of countries, other than the United States, that grant an equivalent exemption, (2) non-U.S. corporations that meet the Publicly-Traded Test and are organized in countries that grant an equivalent exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Treasury Regulations). A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Treasury Regulations).

For purposes of the Publicly-Traded Test, Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. The Former Parent’s common shares, which is the Former Parent’s sole class of issued and outstanding stock that is traded, is “primarily traded” on the NYSE American and the Company’s issued and outstanding stock that is traded is “primarily traded” on the Nasdaq Capital Market subsequent to the spin-off date.

The Treasury Regulations also require for purposes of the Publicly-Traded Test that the Company’s stock be “regularly traded” on an established securities market. Under the Treasury Regulations, the Company’s stock will be considered to be “regularly traded” if one or more classes of the Company’s stock representing more than 50% of the Company’s outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which the Company refers to as the “listing threshold.”

For the 2023 and 2024 taxable years the Company was not subject to United States federal tax on U.S. source shipping income, and the Company subsidiaries (then owned by the Former Parent) took the position that they were not subject to United States federal tax on U.S. source shipping income. For the 2025 taxable year the Company intends to take the position that it (including its subsidiaries) was not subject to United States federal tax on U.S. source shipping income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars except share and per share data)
14.	Fair Value of Financial Instruments and Concentration of Credit Risk

Concentration of credit risk
The principal financial assets of the Company consist of cash on hand and at banks, due from related parties, restricted cash and other receivables (including EUAs). The principal financial liabilities of the Company consist of long-term loans, accounts payable (including EUAs) due to suppliers and accrued liabilities.

a.	Interest rate risk: The Company as of December 31, 2025 is subject to market risks relating to changes in interest rates, since all of its debt is subject to floating interest rates.

b.
Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments.

c.	Fair value:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short term maturities. The Company considers its creditworthiness when determining the fair value of its liquid assets.

The Company follows the accounting guidance for Fair Value Measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

Estimating fair values of liability classified financial instruments requires the development of estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques are highly volatile and sensitive to changes in the trading market price of the Company’s common shares. In estimating the fair value of the Class A Warrants and the November Representative Warrants, the Company considered their features, including their immediate exercisability, the holders’ cashless exercise option and the maximum underlying common shares, and determined it is appropriate to value them through Level 1 inputs, namely the quoted closing market price of the Company’s common shares on each measurement date. Accordingly, the Company initially recognized the Class A Warrants, including the warrants issued under the over-allotment option, at an estimated fair value of $12,746 and the November representative Warrants at an estimated fair value of $554. The excess of such fair value over the proceeds received, amounting to $5,782, was recognized as a loss in the consolidated statements of comprehensive income. Substantially all the Class A Warrants and the November Representative Warrants were exercised between November 6, 2025, and November 20, 2025 with $4,227 recognized as gain on settlement and changes in fair value. The net effect of the above fair value measurements during the year ended December 31, 2025, was a loss of $1,555 and is included in Loss on derivative financial instruments. The fair value of the outstanding Class A Warrants as of December 31, 2025, was not material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars except share and per share data)
15.	Revenues

Revenues are comprised of the following:

	2023	2024	2025
Time charter revenues	24,478	24,205	23,523
Total	24,478	24,205	23,523

The Company, for both of its vessels from each vessel’s delivery, had entered into time charters with Clearlake for a period of three years that included a charterer’s option to renew for a further two one-year periods at predetermined daily rates. On July 12, 2023 the Company entered into an agreement with Clearlake to extend the duration of the fixed period of the time charter parties of both vessels for a fixed term of minimum 30 months and maximum of 36 months. On November 21, 2025 the Company entered into an agreement to extend the duration of the fixed term of the time charter parties for an additional fixed term of minimum 46 months and a maximum of 50 months. Due to the volatility of the charter rates, the Company only accounts for the options when the charterer gives notice that the option will be exercised. The charterer has the full discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws, and carry only lawful or non-hazardous cargo. As of December 31, 2025, the Company’s vessels are employed under time charters.

16.	Subsequent Events

On January 9, 2026 the Company closed a public offering of 854,700 units consisting of 1 common share or Pre-funded warrant and one and a half Class B warrant at a public offering price of $4.68 per unit (the “January 2026 Offering”).

Each Pre-funded Warrant was exercisable for one Common Share. The purchase price of each Pre-funded Warrant was equal to the price per one Common Share, minus $0.08, and the exercise price of each Pre-funded Warrant was $0.08 per Common Share. As of the date of these financial statements all Pre-funded Warrants have been exercised. Maxim Group LLC (the “placement agent”) acted as the placement agent of the offering. Each Class B Warrant has an exercise price of $4.68 per share, is exercisable upon issuance and will expire five years from issuance. Each Class B Warrant is exercisable for one Common Share, subject to adjustment in the event of stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting the Company’s common shares.

As of the date of these consolidated financial statements outstanding Class B Warrants are exercisable into 1,282,050 of the Company’s common shares. The aggregate gross proceeds to the Company from the January 2026 Offering, before deducting underwriting discounts and other expenses payable by the Company were approximately $3,400.

On February 20, 2026, the Company entered into a share purchase agreement (the “Newbuilding MR SPA”) with Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, to purchase the shares of Roman Shark IX Inc. (the “Newbuilding MR SPV”) that has entered into a shipbuilding contract, dated February 3, 2026, with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the purchase of a 47,499 dwt chemical/product oil carrier (the “Newbuilding MR Tanker”). The Newbuilding MR Tanker is scheduled for delivery in the fourth quarter of 2029. The Newbuilding MR SPA was consummated on March 18, 2026. The purchase price for the Newbuilding MR SPV was $4,236 and was settled through the issuance of 4,236 Series G Preferred Shares (see Note 9), as contemplated in the Newbuilding MR SPA, pursuant to which under certain circumstances Central Mare could demand payment of installments in the form of newly issued Series G Preferred Shares. Central Mare has also secured time charter employment with a major oil trader for the Newbuilding MR Tanker, starting from the vessel’s delivery and for a firm duration of seven years, with a charterer’s option to extend for four additional years. As a condition to closing of the acquisition of the Newbuilding MR SPV, Central Mare has arranged for a sale and leaseback financing agreement that the Company has entered into on March 9, 2026 with a major Chinese leasing company. This financing agreement is in an aggregate amount of 85% of the installments payable under the shipbuilding contract. The aggregate amount of installments payable under the shipbuilding contract is $45,200.  The financing bears an effective interest rate of Term SOFR plus a margin of 1.80%. Under the financing, upon delivery of the Newbuilding MR Tanker we will make quarterly installment payments of $506 over a period of 10 years with a balloon payment of $18,200 payable together with the last installment.